Exhibit 99.2

Ferroglobe PLC

Annual Report and Accounts 2017

Company Registration No. 9425113

Ferroglobe PLC

Report and Financial Statements

Period ended December 31, 2017

Ferroglobe PLC

Report and financial statements 2017

Ferroglobe PLC

GLOSSARY AND DEFINITIONS

          Unless the context requires otherwise, the following definitions apply throughout this U.K. Annual Report (including the Appendix, save as set out below):

"2016"	the financial year ended December 31, 2016;
"2017"	the financial year ended December 31, 2017;
"2018 AGM"	the Annual General Meeting of the Company, to be held on June 27, 2018;
"2019 AGM"	the Annual General Meeting of the Company, to be held in 2019;
"2017 Form 20-F"	the Company's Form 20-F for the fiscal year ended December 31, 2017;
"Adjusted EBITDA"

earnings before interest, tax, depreciation and amortisation, adjusted in accordance with Company's adjustments announced as part of its earnings reports. See Appendix 1 for the calculation of non-IFRS financial metrics;

"Adjusted Net Profit"	profit (loss) attributable to the Parent, adjusted in accordance with Company's adjustments announced as part of its earnings reports. See Appendix 1 for the calculation of non-IFRS financial metrics;
"Amended Revolving Credit Facility"	the revolving credit facility previously available pursuant to the Amended Revolving Credit Facility Agreement;
"Amended Revolving Credit Facility Agreement"	the Old Revolving Credit Facility Agreement as amended on or about February 15, 2017 by the Revolving Credit Facility Amendment;
"Aon"	Aon Plc;
"Articles"	The Articles of Association of the Company, from time to time;
"Auditor"	Deloitte LLP, the Company's independent U.K. statutory auditor;
"Aurinka"	Aurinka Photovoltaic Group, S.L.;
"Blue Power"	Blue Power Corporation, S.L.;
"Board"	the Company's board of directors;
"Business Combination"	the business combination of Globe and FerroAtlántica as the Company's wholly owned subsidiaries on December 23, 2015;
"Business Combination Agreement"	the definitive transaction agreement entered into on February 23, 2015 (as amended and restated on May 5, 2015) by, among others, the Company, Grupo VM, FerroAtlántica and Globe;
"Capital"	Net Debt plus total equity. See Appendix 1 for the calculation of non-IFRS financial metrics;

"CEO", "Chief Executive Officer" or "Chief Executive"	The Chief Executive Officer of the Company, or where the context requires, of the relevant company or organization;
"Companies Act"	the U.K. Companies Act 2006;
"Company" or "Ferroglobe"

Ferroglobe PLC, a company incorporated in England and Wales with registered number 09425113 and whose registered office is at 5 Fleet Place, London EC4M 7RD, United Kingdom or, where the context requires, the Group;

"Consolidated Financial Statements" or "Financial Statements"	(save in the supplemental attachment when it will have the meaning given below) these consolidated financial statements for the year ended December 31, 2017;
"Compensation Committee"	the compensation committee of the Company;
"DOC"	the U.S. Department of Commerce;
"EBITDA"	earnings before interest, tax, depreciation and amortisation. See Appendix 1 for the calculation of non-IFRS financial metrics;
"EIP" or "the Plan"	the Ferroglobe PLC Equity Incentive Plan, adopted by the Board on May 29, 2016 and approved by shareholders on June 29, 2016;
"EU"	the European Union;
"Exchange Act"	the U.S. Securities Exchange Act of 1934 (as amended);
"Executive Chairman"	the executive chairman of the Company;
"Executive Directors"	the executive directors of the Company;
"FerroAtlántica" or "Grupo FerroAtlántica" or "Predecessor"	Grupo FerroAtlántica, S.A.U. a joint stock company organised under the laws of Spain, including (where the context requires) its subsidiaries and subsidiary undertakings;
"Free Cash Flow"	operating cash flow less property, plant and equipment cash flows. See Appendix 1 for the calculation of non-IFRS financial metrics;
"Glencore"	Glencore International AG and its subsidiaries;
"Globe" or "GSM"	Globe Specialty Metals, Inc., a Delaware corporation, including (where the context requires) its subsidiaries and subsidiary undertakings;
"Group"	Parent and its subsidiaries;
"Grupo VM"	Grupo Villar Mir, S.A.U.;
"IASB"	International Accounting Standards Board;
"IFRS"	International Financial Reporting Standards;

"Indenture"

the indenture, dated as of February 15, 2017, among Parent and Globe as co-issuers, certain subsidiaries of Parent as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

"KPI"	key performance indicator;
"NASDAQ"	the NASDAQ Global Select Market;
"NASDAQ Rules"	the NASDAQ Stock Market Rules;
"Net Debt"	bank borrowings, debt instruments, obligations under finance leases, and other financial liabilities, less cash and cash equivalents. See Appendix 1 for the calculation of non-IFRS financial metrics;
"New Revolving Credit Facility Amendment" or "RCF"

the credit agreement, dated as of February 27, 2018, among Parent, as Borrower, certain subsidiaries of Parent from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;

"Non-Executive Directors"	the non-executive directors of the Company;
"Notes"	$350,000,000 aggregate principal amount of Senior Notes due 2022;
"Old Revolving Facility Agreement"

the credit agreement, dated as of August 20, 2013, among Globe, certain subsidiaries of Globe from time to time as co-borrowers thereunder, the financial institutions from time to time party thereto as lenders, PNC Bank National Association and Wells Fargo Bank, National Association, as syndication agents for lenders, BBVA Compass Bank, as documentation agent, and Citizens Bank of Pennsylvania, as administrative agent for lenders, which has been replaced by the New Revolving Credit Facility Agreement;

"Ordinary Shares"	the ordinary shares of $0.01 each in the capital of the Company;
"Parent" or "the Parent Company"	the individual entity, Ferroglobe PLC;
"the Revolving Credit Facility Amendment"

the Third Amendment to the Old Revolving Credit Facility Agreement, among, inter alia, Parent and Globe as co-borrowers, the subsidiary guarantors party thereto, the financial institutions party thereto as lenders and Citizens Bank of Pennsylvania as administrative agent;

"SHA"	the amended and restated shareholders agreement between Group VM and Parent dated November 22, 2017, as amended on January 23, 2018;
"SEC"	the U.S. Securities and Exchange Commission;
"SOX"	The U.S. Sarbanes-Oxley of 2002;
"U.K."	the United Kingdom of Great Britain and Northern Ireland;
"U.S."	the United States of America;
"Working Capital"	inventories and trade and other receivables, less trade and other payables. See Appendix 1 for the calculation of non-IFRS financial metrics;
"$"	U.S. dollars.
In the separate attachment hereto only (and for the avoidance of doubt, not in the remainder of this U.K. Annual Report), the following phrase has the meaning given below:
"Consolidated Financial Statements"

the audited consolidated financial statements of Parent and its subsidiaries as of December 31, 2017, 2016 and 2015 and for each of the years ended December 31, 2017, 2016, and 2015, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB, as filed on the 2017 Form 20-F.

Ferroglobe PLC

Report and financial statements 2017
Officers and professional advisers

Directors
J López Madrid
J M Alapont	(appointed January 24, 2018)
D G Barger
B L Crockett
S E Eizenstat
T García Madrid	(resigned May 30, 2017)
M Garrido y Ruano	(appointed May 30, 2017)
G Hamilton
P Larrea Paguaga	(appointed June 28, 2017)
J Monzón
P Vareille	(appointed October 26, 2017)
J Villar-Mir de Fuentes
Company secretary
D Murray	(appointed January 31, 2018)
N Deeming	(resigned January 31, 2018)
Registered address
5 Fleet Place
London
EC4M 7RD
Auditor
Deloitte LLP
Chartered Accountants and Statutory Auditor
London

Ferroglobe PLC

Introduction

          Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales under Company Number: 9425113. Headquartered in London, U.K., Ferroglobe (encompassing its subsidiaries, Globe and FerroAtlántica) is one of the world's largest producers globally of silicon metals and silicon and manganese based alloys, with an expanded geographical reach building on Globe's footprint in North America and FerroAtlántica's footprint in Europe.

          The Company was incorporated in 2015 and its Ordinary Shares are listed for trading on the NASDAQ in U.S. dollars under the symbol "GSM".

          The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our strategic report, directors' report, directors' remuneration report and required financial information (including our statutory accounts and statutory auditor's report for the reporting period commencing January 1, 2017 and ending December 31, 2017), which together comprise our U.K. annual report and accounts for the period ended December 31, 2017 (the "U.K. Annual Report").

          We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2017 Form 20-F. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under the SOX, as well as related rules subsequently implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law.

          We have provided as a separate attachment to the U.K. Annual Report extracts from the 2017 Form 20-F to assist shareholders in assessing the Group's strategies. This attachment does not form part of the financial statements. Investors may obtain the 2017 Form 20-F, without charge, from the SEC at the SEC's website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.

          The capitalised terms used throughout the U.K. Annual Report are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms "we," "our," "the Company", "our Company" and "us" may refer, as the context requires, to Parent or, collectively, to Parent and its subsidiaries.

Chairman's letter to shareholders

Dear shareholders

          2017 was my first year in the role of Executive Chairman and only the second full year since the formation of Ferroglobe. It was a busy twelve months. The Company experienced considerable change and continued to make progress in many areas, as it emerged from an unprecedented downturn in our industry. As a result of our timely operational actions and commercial discipline, we saw a radical improvement in our financial performance and our balance sheet. A return to normal market conditions, along with the strength of our balance sheet, has enabled management to focus on growing the business.

          There were also changes in the composition of our Board during the year under review and to our Articles of Association, reflecting the Company's evolution and good practice in governance. Thank you for supporting us in taking these steps.

          Since December 31, 2017, the pace of change has continued unabated. We appointed a further independent director to the Board in January; our financial performance in the first quarter of 2018 showed continued improvement across our businesses; and we returned to delivering inorganic growth by completing the acquisition of two manganese alloy plants, doubling our production capacity for this product and emerging as one of the largest manganese alloys producers globally. In May 2018, we announced an interim dividend, returning value to shareholders and reflecting our confidence in the underlying strength of the business and outlook.

          There have also been disappointments, as with findings of no harm in the Canadian and US silicon metal trade cases, the refusal of regulatory clearance to dispose of our hydroelectric assets in Spain and the reporting of material weakness in certain of our internal controls in our 2017 Form 20-F. I address these topics further below.

Health and safety

          Our management team takes safety and the wellbeing of all our employees very seriously. Nonetheless there are inherent risks in our business and, even under normal working conditions, there have unfortunately been several injuries at our facilities in recent months, which have ranged in severity. Bolstering our efforts on health and safety is a top priority for management and we strive for continuous improvement in this area, working towards a zero-injury rate. There are a series of measures in place to deliver thorough and appropriate training and the highest level of safety standards at all our sites.

Financial performance in 2017

          When I took over as Executive Chairman we were in the depths of an industry downturn on a scale not previously seen. The prompt actions we took and the discipline we maintained enabled us to navigate this difficult period and set the stage for a robust recovery.

          That recovery came in 2017, as the Company enjoyed accelerating free cash flow, returned to operating profitability and brought net leverage close to our target of 2.0x. In February 2017, we successfully priced Ferroglobe's inaugural senior notes. The more balanced capital structure achieved provides us with the flexibility needed to manage the inherent cyclicality in our business. By mid-2017, we started to see gradual sales price improvement and volume recovery across our core products. As market sentiment further improved throughout the year, we restarted previously idle production facilities in order to capitalize on the recovery. Overall, I believe that the turnaround in our financial performance results from the return to a stable operating environment — particularly latterly in 2017 — combined with management's adroit operational decisions and planning, optimization of our flexible production platform, a disciplined commercial strategy and continued cost management.

          We posted Adjusted Net Profit of $18.5 million (recording a statutory net loss of $0.7 million), with Adjusted EBITDA up 162.1% over the prior year and Adjusted EBITDA margin of 10.6% in 2017, compared with 4.5% for 2016. With an emphasis on enhancing liquidity, we decreased Working Capital by $88.6 million and finished the year with Net Debt of $386.9 million, down from $405.0 million at the end of 2016.

Board changes

          2017 was marked by a number of changes in our governance framework and the composition of our Board of Directors.

          In May 2017, Tomas García Madrid stepped down from the Board to concentrate on an executive role within Grupo VM. Tomas had been a strong contributor to the Board and I am grateful for his support. Manuel Garrido y Ruano, Grupo VM's Chief Financial Officer, was nominated to replace Tomas and we welcomed Manuel to the Board in May 2017. His financial acumen and leadership experience across the energy, financial, and industrial sectors are valued.

          At our 2017 AGM, our shareholders approved changes to our Articles, enabling us to bring Pedro Larrea Paguaga onto the Board as an Executive Director in June 2017. Pedro has been our Chief Executive Officer since the Company was founded and, prior to that, was Chairman and CEO of Grupo FerroAtlántica, SAU from 2015. Pedro has in-depth knowledge and experience of our industry and has been a strong addition to the Board, bringing the number of Executive Directors on the Board to two.

          Other changes approved by the shareholders reflect governance best practice in the U.K. and U.S.A. Revisions to our Articles in October 2017 removed the different categories of director and a number of redundant provisions dating back to the merger of Globe and FerroAtlántica. The Board articulated its governance policy, committing to ensure a majority of independent directors. We appointed two further independent directors and were delighted to welcome Pierre Vareille to the Board in October 2017 and José María Alapont in January 2018. Pierre and José María both have held significant chief executive and board roles in global organisations: Pierre primarily in the metals and manufacturing sectors and José María primarily in the automotive industry. Both bring proven business acumen, gravitas and extensive international experience to their roles with our Board, which include membership of the Audit and Compensation Committees.

          We were also very pleased that Javier Monzon agreed to become our first Senior Independent Director with effect from October 2017. Javier has served on the Board since December 2015 and was Chair of our Compensation Committee until January 1, 2018. He is a highly respected and seasoned director, with long experience serving as chairman, CEO and independent director of large multinational organisations.

          In updating our Articles we also divided the responsibilities of the Nominating and Corporate Governance Committees between two new committees, each focused on its area of specialty, and reviewed all Board committee memberships. With effect from January 1, 2018, Greger Hamilton agreed to continue to serve as Chairman of our Audit Committee, Don Barger assumed the role of Compensation Committee Chair, Javier Monzon agreed to chair the Corporate Governance Committee and I was appointed Chairman of our Nominations Committee. Details of committee membership are set out on pages 19 to 25.

Disappointments

          While 2017 marked the turnaround we were expecting, not everything went according to plan. In February 2017, we had signed a definitive agreement to sell the hydro-electric operations of our non-core energy segment in Spain, subject to obtaining the necessary regulatory approvals. Those approvals were not granted and the sale has not proceeded. The decision to pursue the divestiture of these hydro assets was taken with the primary purpose of enhancing our liquidity during the downturn. We continue to evaluate alternative ways to divest these assets but there is less urgency to do so today.

          In 2017, we filed trade cases in the United States and Canada against specific silicon metal producers. While the relevant government agencies in both countries found evidence of dumping and actionable subsidies, the agencies determined that no injury had been suffered by the domestic producers in either country. We will continue to monitor the competitive landscape and take action as necessary and appropriate to protect our business and employees.

          We were also disappointed to end the year with a conclusion in our 2017 Form 20-F of material weakness in relation to our internal controls for SOX purposes. The control environment in place within the Company is considerably more robust now than in 2016 but there is more to do to ensure consistency across the Group. The entire management team is wholly committed to setting the correct tone at the top and to ensuring that the appropriate remediation activities are undertaken in 2018.

Thus far in 2018

          In February 2018, we completed the acquisition of Glencore International AG's manganese alloy plants at Mo i Rana in Norway and Dunkirk in France. Simultaneously with the acquisition, we entered into exclusive agency arrangements with Glencore under which they act as our agent in procuring ores to supply our plants and marketing our manganese alloys worldwide. As a result of the acquisition and associated arrangements the Company has become one of the world's largest producers, with over half a million tons of sales of manganese alloys annually, and we have further diversified our production base, captured cost improvements and enhanced our ability to serve our customers with increased agility. The transaction exemplifies our focus on growth and on executing deals which are immediately accretive for the Company.

          In February 2018 the Company completed a new revolving credit facility agreement with a maximum drawdown of $250 million. This new facility extends our debt maturities and provides additional flexibility.

          Lastly, we welcomed a recent favourable agency determination in the "sunset review" of the current U.S. antidumping order pertaining to silicon metal imports from China. This measure will remain in place to ensure a level playing field for Chinese silicon metal imports to the United States.

Looking ahead

          Our results for the first quarter of 2018 reflect the strong fundamentals of our Company and the markets we serve. As our cash flow generation accelerates, we will be well positioned to continue investing in growth opportunities such as those highlighted at our inaugural investor day in October 2017, ensuring we remain a market leader in our core products and create value through the cycle.

          By the end of 2018, we expect to commence production of solar grade silicon at a pilot facility currently under construction in Puertollano, Spain. This project, Ferrosolar, represents the first phase towards commercialization of high quality solar grade silicon using our proprietary technology. This exemplifies our focus on innovation, a core pillar of Ferroglobe's wider strategy of leveraging our technology, expertise and leadership to develop advanced materials and access new markets, while remaining focused on delivering strong results across our core products.

          In closing, I would like to express my thanks to Ferroglobe's employees for their hard work throughout 2017; our customers, suppliers and other partners for their valued contribution; and you, our shareholders, for your continued support. I look forward to a rewarding and successful 2018.

Javier López Madrid

Executive Chairman

Strategic report

          This strategic report for the financial year to December 31, 2017 has been prepared in compliance with Section 414C of the Companies Act to provide an overview of the Group's business and strategy. It contains certain forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.

          For a supplementary description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the following sections of the 2017 Form 20-F: Part I, Item 3, Section D, Risk factors; Item 4, Information on the Company; Item 5, Operating and Financial Review and Prospects; and Item 11, Quantitative and Qualitative Disclosures About Market Risk. These sections are set out in a separate attachment to this U.K. Annual Report and do not form part of the financial statements.

Nature of the business

          Ferroglobe is a global leader in the growing silicon and specialty metals industry with an expansive geographical reach. It is one of the world's largest producers of silicon metal, silicon based alloys and manganese based alloys and has quartz mining activities, metallurgical coal mining activities and interests in hydroelectric power across the globe, with operating units in eleven countries across five continents.

          The Group sells its products to a diverse base of customers worldwide, including manufacturers of steel, aluminium, silicones, ductile iron, automotive parts, photovoltaic (solar) cells and electronic semiconductors: key elements in the manufacture of a wide range of industrial and consumer products. Supplies to customers are made from our production centres in North America, Europe, South America, Africa and Asia. The Group's manufacturing platform is flexible, enabling it to switch production between plants and products to enhance profitability and meet customer requirements. The Group's ownership of sources of critical raw materials also contributes to its flexibility and its reduced operating costs. Ferroglobe recycles and sells most of the by-products generated in its production processes.

Business model and strategy

          We believe our vertically integrated business model and ownership of sources of raw materials provides us with a cost advantage over our competitors. We are not reliant on any single supplier for our raw materials and our ownership of sources of these materials provides us with stable, long-term access to supplies needed for our production processes, enhancing our operational and financial stability.

          As part of our strategy for meeting the objectives of the Company, the Group develops new products or new specifications on a continual basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal or new foundry products. One example of this is our investment in the pilot plant at Puertollano referred to on page 9.

          The Group is continually pursuing growth opportunities, in particular through the acquisition of industrial facilities or companies that operate in the same sectors and are considered accretive for the Group.

          There is more information on the Group's business and organizational structure in Part I, Item 4, Information on the Company of the 2017 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements).This, together with the information in this strategic report, and the Operating and Financial Review and Prospects section of the 2017 Form 20-F included in the separate attachment provides a fair review of the Company's business and its development and performance in 2017.

Key Performance Indicators

          The Board considered that the most important KPIs during 2017 were those set out below. Certain of these KPIs will also be core during 2018.

          At the corporate level, the principal KPIs that we use for measuring the overall performance of our business are:

  •
  Adjusted EBITDA;

  •
  Adjusted EBITDA margin;

  •
  Working Capital improvement;

  •
  Free Cash Flow;

  •
  Net Debt to Adjusted EBITDA;

  •
  Net Debt to Total Assets;

  •
  Net Debt to Capital; and

  •
  Net Income.

          Certain of the above KPIs are non-IFRS financial metrics. The calculation of non-IFRS measures is set out in Appendix 1 of this U.K. Annual Report.

          Some of these measures are also part of our compensation structure for the key executives, as follows:

  •
  Adjusted EBITDA: EBITDA, adjusted in accordance with Company's adjustments announced as part of its earnings reports. We also consider Adjusted EBITDA margin (measured as Adjusted EBITDA/revenues) as a significant indicator of our performance.

  •
  Free Cash Flow, which represents net cash provided by operating activities less payments for property, plant and equipment.

  •
  Improvements in Net Debt and Working Capital.

  •
  Net Income: this is the profit (or the loss) attributable to the parent.

          The following table sets out the Company's performance against its financial KPIs in 2017.

Adjusted EBITDA	Adjusted EBITDA Margin	Working Capital Improvement	Free Cash Flow

($m)%		($m)	($m)
184.5	10.6	88.6	75.5

Net Debt to Adjusted EBITDA	Net Debt to Total Assets	Net Debt to Capital	Net Income

	%	%	($m)
2.10x	19.3	29.2	(0.7)

          Detail on how performance against the KPIs affected the bonus outcome of executive directors is contained in the directors' remuneration report on pages 48 and 49.

          In addition to these financial KPIs, there are a number of non-financial performance measures which the Company uses to gauge its success. Some of these are reflected in the annual bonus objectives for senior management and are reviewed each year to ensure their continued relevance. In the financial year ended December 31, 2016, a number of these related in part to the successful integration of the Globe and FerroAtlántica businesses following the Business Combination. In 2017, the non-financial KPIs included a focus on strengthening the Company's balance sheet and, for the Executive Chairman, governance and chairmanship. Performance against these measures is reported in the directors' remuneration report on pages 48 and 49. In 2018, the annual bonus plan is subject to an underpin related to improvements in the Group's health and safety performance and details of the outcome for this measure will be reported in the Company's annual report and accounts for the year ending December 31, 2018.

          Details of the Group's anti-bribery and corruption and environmental policies are below and details of its employment policies and greenhouse gas emissions are set out below and in the directors' report.

Principal risks and uncertainties

          The Company is exposed to a number of operational risks which are monitored on an ongoing basis and which are summarised in the supplementary attachment. The key financial risks related to credit risk and liquidity risk are highlighted in Note 27.

Employees

          As at December 31, 2017, the Group had:

  •
  ten directors, all of whom were male;

  •
  275 senior managers, of whom 212 were male and 63 were female; and

  •
  4,049 employees, of whom 3,615 were male and 434 were female.

Environment and other social matters

          Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for human rights, the environment and the health, safety and well-being of our employees and the general public. During the year under review the Company rolled out across the Group a new Code of Conduct which emphasizes the Group's commitment to the highest standards of integrity, ethical behavior, transparency, safety and corporate citizenship. The Code of Conduct incorporates the Group's key policies on matters including whistleblowing, anti-bribery and corruption, environmental impacts, health and safety and respect in the workplace and the conduct of national and international trade.

          The strategic report for the financial period ended December 31, 2017 has been reviewed and approved by the Board on May 29, 2018.

Dorcas Murray

Company Secretary

Directors' report

          The directors present their report and the audited financial statements of the Group and Company for the year ended December 31, 2017.

          The directors' report comprises these pages (14 to 18) and the other sections and pages of the U.K. Annual Report cross-referred to below which are incorporated by reference.

          As permitted by legislation, certain disclosures normally included in the directors' report have instead been integrated into the strategic report (pages 11 to 13). These disclosures include information relating to the Group's principal risks and uncertainties.

Directors

          The directors of the Company who held office at any time during the year to December 31, 2017 were as follows:

Javier López Madrid	Director and Executive Chairman
Donald G. Barger, Jr.	Non-Executive Director
Bruce L. Crockett	Non-Executive Director
Stuart E. Eizenstat	Non-Executive Director
Tomas García Madrid	Non-Executive Director
Manuel Garrido y Ruano	Non-Executive Director
Greger Hamilton	Non-Executive Director
Pedro Larrea Paguaga	Director and Chief Executive Officer
Javier Monzón	Non-Executive Director
Pierre Vareille	Non-Executive Director
Juan Villar-Mir de Fuentes	Non-Executive Director

          On May 30, 2017 Mr García Madrid resigned from the Board of Directors and on the same date Mr Manuel Garrido y Ruano was appointed as a Non-Executive Director in his place. Pedro Larrea Paguaga joined the Board on June 28, 2017 and Pierre Vareille was appointed on October 26, 2017. Mr José María Alapont was appointed after the year ended, joining the Board on January 24, 2018. The biographies of the directors standing for election or re-election at the 2018 AGM are set out on pages 19 to 25.

Directors' indemnities

          As required by the Articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. As permitted by the Articles, the Company has purchased and maintained throughout the year under review directors' and officers' liability insurance.

Share repurchases

          The Company has not acquired any of its own shares during the year ended December 31, 2017 (2016: nil).

Dividends

          The Company has not declared any dividends during the period under review.

Political donations

          During the year under review the Company has not made any political donations, incurred any political expenditure or made any contributions to an EU or non-EU political party.

Employee policies

          Ferroglobe has a culture of continuous improvement through investment in people at all levels within the organization. Its Code of Conduct, which applies to all directors and employees, sets out Ferroglobe's commitment to protecting, respecting and supporting its workforce. A new Code of Conduct was introduced in 2017 to bring together Ferroglobe's principal policies on key ethical, behavioural and compliance matters. Its roll-out across the Group was initiated in autumn 2017, supported by mandatory training for all employees, and its adoption is consistent with our evolution to an organization with an integrated approach to human relations policies globally.

          Those key policies include:

  •
  Health and safety, whereby Ferroglobe places high value on the well-being of all personnel;

  •
  Respect in the workplace, promoting equality and diversity, rejecting harassment and bullying and supporting work-life balance;

  •
  Striving to conduct operations in a way that respects the human rights of personnel, suppliers and others with whom Ferroglobe works, including local communities;

  •
  Encouraging the reporting of wrongdoing or of any suspicions or concerns as to wrongdoing through the Company's whistleblowing hotline accessible from all countries in which Ferroglobe operates where it is lawful to do so.

          Ferroglobe is committed to providing equal opportunities for all Group personnel and to creating an inclusive workforce by promoting employment equality. This includes pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

Greenhouse gas emissions

          The UK Companies Act 2006 (Strategic Report and Directors' Reports) Regulations 2013 requires UK-based quoted companies to report global greenhouse gas ("GHG") emissions data in their annual report and accounts. As 2017 is the first year that Ferroglobe has collected and reported Group-wide GHG emission data, the Company is not required by applicable regulation to present comparison year data and has not done so in this report. The 2017 GHG inventory was prepared in accordance with the Ferroglobe PLC Greenhouse Gas Inventory Management Plan (2017) (the "IMP"), prepared in consultation with ERM Group, Inc. and its UK affiliate.

          The Company has selected the Operational Control approach and criteria as the basis for reporting GHG emissions data, defining "Operational Control" to encompass facilities the Group owns and operates, facilities it leases and operates and joint venture facilities it operates. All facilities within Ferroglobe's Operational Control that are material to its Group-wide GHG emission inventory are included in reported figures. This approach means that the operations for which emissions are reported are substantially coextensive with operations comprised by Ferroglobe's consolidated financial reporting. The Company does not have responsibility for any emission sources that are not included in its financial reporting.

          The table below sets out the Company's consolidated greenhouse gas emissions expressed in metric tonnes of carbon dioxide equivalent (CO2e). The figures reported below include all material direct (Scope 1) and indirect (Scope 2) emission sources for facilities within the Company's

Operational Control. Principal sources of Scope 1 emissions from operations at, or Scope 2 emissions imputed to, Ferroglobe-controlled facilities principally include:

  •
  Electricity purchased or produced by Ferroglobe facilities;

  •
  Fuels purchased for consumption in stationary sources on-site at Ferroglobe facilities (e.g., natural gas, diesel, LPG);

  •
  Fuels purchased for consumption in mobile sources owned and operated by Ferroglobe;

  •
  Process emissions associated with electric arc furnaces used for the production of silicon metal and ferroalloys.

Company-wide Scope 1 and Scope 2 Emissions for 2017

          Global GHG emissions data for period January 1, 2017 to December 31, 2017

Emissions from:	Tonnes of CO2e

Combustion of fuel and operation of facilities	2,810,610	(1)
Electricity, heat, steam and cooling purchased for own use	2,305,089
Company's chosen intensity measurement:
Emissions reported above normalized to per tonne of product output	5.6

Notes:

(1)
In line with DEFRA Guidance (as defined below): 1.2 million tons of CO2 are not included in the above table, due to being biogenic in nature.

Methodology

          In preparing the IMP and this report, the Company has adhered to the World Resources Institute (WRI) and the World Business Council for Sustainable Development Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard — Revised Edition (2004) and the UK DEFRA's Environmental Reporting Guidelines: Including mandatory greenhouse gas emissions reporting guidance (June 2013) ("DEFRA Guidance"). The Company reports material emissions of three out of the six Kyoto GHGs, viz. carbon dioxide (CO2), methane (CH4), and nitrous oxide (N2O). A fourth, sulfur hexafluoride (SF6), is present in electrical breakers at some Company facilities, but no emission of SF6 have been observed. The two remaining Kyoto gases, perfluorocarbons (PFCs) and hydroflurocarbons (HFCs), are not reported since Company facilities do not emit or use materials containing them.

Financial risk management objectives/policies and hedging arrangements

          Please see Part I, Item 11 (Quantitative and Qualitative Disclosures About Market Risk) of the 2017 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe's financial risk management objectives/policies and hedging arrangements. The separate attachment does not form part of these financial statements.

Post year-end events

          On February 1, 2018, FerroAtlántica completed the acquisition from Glencore of a 100% interest in the manganese alloy plants at Mo i Rana, Norway and Dunkirk, France, owned and operated by Glencore up to the date of completion, and entered into an exclusive agency arrangement with Glencore for the marketing of the Group's manganese alloy products worldwide and the procurement of manganese ores to supply the Group's plants, in both cases for a period of ten years.

          On February 27, 2018, the Company and certain of its subsidiaries entered into a revolving credit facility agreement in the maximum principal sum of $250 million with — among others — PNC Capital Markets LLC and BMO Capital Markets Corp, as joint lead arrangers and book runners, a number of lenders and PNC Bank, National Association as administrative agent and as issuing lender and swing loan lender. Subject to the terms of the New RCF Agreement, the RCF remains available until 2021.

          On March 2, 2018, the U.S. Department of Commerce made its final determination in the US antidumping and countervailing duty actions against silicon metal importers from Australia, Brazil, Kazakhstan and Norway, issuing final affirmative antidumping and countervailing duty determinations against each relevant country at rates ranging from 2.44% to 134.92%. On March 23, 2018, the US International Trade Commission determined that dumped and subsidized imports of silicon metal from Australia and Brazil, dumped imports from Norway and subsidized imports from Kazakhstan are not causing material injury to the US silicon metal industry. As a result of this determination the DOC will not issue antidumping or countervailing duty orders and will terminate its investigations.

          On May 21, 2018, the Board announced an interim dividend of US$0.06 per share. The dividend has a record date of June 8, 2018 and a payment date of June 29, 2018.

Future developments

          As part of its strategy to serve customers better, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments have been and continue to be made in our facilities to enable the production of new products, such as higher-grade silicon metal, solar grade silicon metal or new foundry products. Please see the details of the Elsa electrode and FerroSolar projects at Part I, Item 4, Information on the Company of the 2017 Form 20-F as examples of the ways in which the Group has developed proprietary technologies and continues to pursue innovation in the development of new products. Brief details of the FerroSolar project at Puertollano are also included on page 9.

          The Group is continually pursuing growth opportunities, including through the acquisition of industrial facilities or companies that operate in the same sector and products and which are considered to be accretive for the Group.

Research and development

          Please refer to Part I, Item 4, Information on the Company of the 2017 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe's research and development activities and opportunities.

Overseas branches

          The Company has no overseas branches.

Share capital structure and change of control provisions

          The Company's share capital comprises ordinary shares of $0.01 each, all of which bear the same rights and obligations. The Company's issued share capital at December 31, 2017 is set out in Note 13 to the Consolidated Financial Statements.

          The rights attaching to the Ordinary Shares are set out in the Articles, a copy of which can be obtained from the Company Secretary on request. Each Ordinary Share has one vote attaching to it for voting purposes and all holders of Ordinary Shares are entitled to receive notice of and attend and vote at the Company's general meetings. The Articles vest power in the directors to refuse to register transfers of Ordinary Shares in certain circumstances including where the instrument of transfer is in favour of more than 4 transferees or is not stamped. There are also restrictions in the Articles affecting the terms of tender offers and any scheme of arrangement, consolidation, merger or business combination designed to protect minority shareholders while Grupo VM and its associates hold ten percent or more of the Ordinary Shares. The SHA contains restrictions on the transfer of shares by Grupo VM.

Significant agreements affected by a takeover

          There are no agreements between the Group and any of its employees or any director of the Company that provide for compensation to be paid to any employee or director for termination of employment or for loss of office as a consequence of a takeover of the Company, other than provisions that would apply on any termination of employment.

          The Notes and the RCF are subject to provisions allowing the lenders to terminate the facilities and demand repayment following a change of control and include an obligation on the Company to offer redemption of the Notes at 101% of par value in the event of a change of control. Grupo VM, the Company's principal shareholder, has pledged its holding to secure its obligations to its lenders. The Company would experience a change of control and would be required to offer redemption of the Notes in accordance with their terms were this pledge to be enforced.

Going concern

          The directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, as discussed in Note 3 to the Financial Statements, and have therefore prepared the Financial Statements on a going concern basis.

Statement of disclosure to the Company's U.K. statutory auditor

          In accordance with section 418 of the Companies Act, each director at the date of this directors' report confirms that:

  •
  so far as he is aware, there is no relevant audit information of which the Auditor is unaware; and

  •
  he has taken all the steps he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Auditor is aware of that information.

          This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act. Deloitte LLP has indicated its willingness to continue in office, and a resolution that it be re-appointed will be proposed at the 2018 AGM.

By order of the Board on May 29, 2018.

Dorcas Murray

Company Secretary

The Board of Directors

          The biographies of the members of the Board standing for election or re-election at the 2018 AGM are below.

Javier López Madrid
Roles at Ferroglobe:	• Executive Chairman (from December 31, 2016);
• Chairman of Nominations Committee (from January 1, 2018);
• Executive Vice-Chairman (from December 23, 2015 to December 31, 2016);
• Director (from February 5, 2015).
Other appointments:	• Chief Executive Officer of Grupo VM (from 2008);
• Member of the World Economic Forum, Group of Fifty;
• Member of the Board of Fundación Juan Miguel Villar Mir and various institutions, including Patronato Fundacion Principe Asturias and Fundacion Codespa.
Experience:	• Founder and largest shareholder of Financiera Siacapital, S.L.U.;
• Founder of Tressis Sociedad de Valores S.A., Spain's largest independent private bank.
Qualifications and awards:	• Master in Law and Business from ICADE University.
Pedro Larrea Paguaga
Roles at Ferroglobe:	• Chief Executive Officer (from December 23, 2015);
• Director (from June 28, 2017).
Experience:	• Chairman of FerroAtlántica (from 2012 to 2015);
• Chief Executive Officer of FerroAtlántica (from 2011 to 2015);

•

Various executive roles at Endesa, the biggest power company in Spain and Latin America, including as Chairman and CEO of Endesa Latinoamérica, with total revenues above €8 billion and EBITDA above €3 billion (from 1996 to 2009);

• Board director of Enersis (2007 to 2009) and Endesa Chile (1999 to 2002 and 2006 to 2007), both public Chilean companies listed on the NYSE;
• Management consulting roles with PwC (2010 to 2011), where he led the energy sector practice in Spain, and McKinsey & Company in Spain, Latin America and the United States (1989 to 1995).
Qualifications and awards:	• Mining Engineering degree (MSc equivalent) from Universidad Politécnica de Madrid (graduated with honours);
• M.B.A. from INSEAD (awarded the Henry Ford II award for academic excellence).
José María Alapont
Roles at Ferroglobe:	• Member of the Audit and Compensation Committees (from May 16, 2018);
• Non-Executive Director (from January 24, 2018).

Other appointments:	• Board director of Ashok Leyland Ltd (from 2017) where he is also a member of the Investment, Technology and Nomination and Remuneration Committees;
• Board director of Navistar Inc. (from 2016) where he is also Chair of the Nomination and Governance Committee and a member of the Finance Committee (from 2018);
• Board director of Hinduja Investments and Project Services Ltd (from 2016);
• Board director of Hinduja Automotive Ltd (from 2014).
Experience:

•

President and Chief Executive Officer of Federal-Mogul Corporation, the automotive powertrain and safety components supplier (from March 2005 to 2012), Chairman of its Board (from 2005 to 2007) and member of the Board (from 2005 to 2013);

• Chief Executive and member of the Board of Fiat Iveco, S.p.A., a leading global manufacturer of commercial trucks and other specialised vehicles (from 2003 to 2005);

•

Executive, Vice President and President positions for more than 30 years at other leading global vehicle manufacturers and suppliers such as Ford Motor Company, Delphi Corporation and Valeo S.A (prior to 2003);

• Member of the Board of The Manitowoc Company Inc. (from 2016 to 2018);
• Member of the Board of Mentor Graphics Corp. (from 2011 to 2012);
• Member of the Davos World Economic Forum (from 2000 to 2011).
Qualifications and awards:	• Industrial Engineering degree from the Technical School of Valencia;
• Philology degree from the University of Valencia in Spain.
Donald G. Barger Jr.
Roles at Ferroglobe:	• Chairman of the Compensation Committee and a member of Nominations Committee (from January 1, 2018);
• Non-Executive Director (from December 23, 2015);
• Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee (from December 23, 2015 to December 31, 2017).
Experience:	• Member of the Globe Board from December 2008 until the closing of the Business Combination and Chairman of Globe's Audit and Compensation Committees;
• Successful 36-year business career in manufacturing and services companies, including:

•

Vice President and Chief Financial Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world's largest transportation service providers (from 2000 to 2007) and advisor to the CEO until his retirement (2007 to 2008);

• Vice President and Chief Financial Officer of Hillenbrand Industries Inc., a provider of services and products for the health care and funeral services industries (from 1998 to 2000);
• Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor (from 1993 to 1998);
• Member of the Board of Gardner Denver, Inc. and of its Audit Committee for his entire 19-year tenure until the company's sale in July 2013, He served as Chair of the Committee for 17 of those years;
• Member of the Board of Quanex Building Products Corporation for 16 years, retiring in February 2012. He served on its Audit Committee for 14 years and was its Chair for most of that time;
• Considered a "financial expert" for SEC purposes on all the public company boards on which he has served.
Qualifications and awards:	• B.S. degree from the U.S. Naval Academy;
• M.B.A. from the University of Pennsylvania.
Bruce L. Crockett
Roles at Ferroglobe:	• Member of the Compensation Committee (from January 1, 2018);
• Non-Executive Director and member of the Audit Committee (from December 23, 2015).
Other appointments:

•

Chairman of the Board of Invesco Mutual Funds Group and member of its Audit, Investment and Governance Committees (from 1991 in the case of the Board; 2003 as Chairman; and on the board of predecessor companies from 1978);

• Board director (from 2013) and Audit Committee Chair of ALPS Property & Casualty Insurance Company (from 2014); • Chairman of Crockett Technologies Associates (from 1996) and a private investor;
• Life trustee of the University of Rochester.
Experience:	• Member of Globe's Board from April 2014 until the closing of the Business Combination and a member of Globe's Audit Committee;

•

President and Chief Executive Officer of COMSAT Corporation (from 1992 until 1996) and President and Chief Operating Officer (from 1991 to 1992). Held various other operational and financial positions at COMSAT from 1980, including Vice President and Chief Financial Officer;

• Member of the Board of Ace Limited (from 1995 until 2012);
• Member of the Board of Captaris, Inc. (from 2001 until its acquisition in 2008) and Chairman (from 2003 to 2008).
Qualifications and awards:	• A.B. degree from the University of Rochester;
• B.S. degree from the University of Maryland;
• M.B.A. from Columbia University;
• Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat
Roles at Ferroglobe:	• Member of the Corporate Governance Committee (from January 1, 2018) and Nominations Committee (from May 16, 2018);
• Non-Executive Director (from December 23, 2015);
• Member of the Nominating and Governance Committee (from December 23, 2015 to December 31, 2017).
Other appointments:	• Senior Counsel of Covington & Burling LLP in Washington, D.C. and head of its international practice (from 2001);
• Member of the Advisory Boards of GML Ltd. (from 2003) and of the Office of Cherifien de Phosphates (from 2010);
• Trustee of BlackRock Funds (from 2001).
Experience:	• Member of the Globe Board from 2008 until the closing of the Business Combination and Chair of the Nominating Committee;
• Member of the Board of Alcatel-Lucent (from 2008 to 2016);
• Member of the Board of United Parcel Service (from 2005 to 2015);
• Special Adviser to Secretaries of State Clinton and Kerry on Holocaust-Era Issues (from 2009 to 2017);
• Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton Administration (from 1993 to 2001);
• Deputy Secretary of the United States Department of the Treasury (from 1999 to 2001);
• Under Secretary of State for Economic, Business and Agricultural Affairs (from 1997 to 1999);
• Under Secretary of Commerce for International Trade (from 1996 to 1997);
• U.S. Ambassador to the European Union (from 1993 to 1996);
• Chief Domestic Policy Advisor in the White House to President Carter (from 1977 to 1981);

•

Author of "Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II"; "The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States"; and "President Carter: The White House Years".

Qualifications and awards:	• B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill;
• J.D. from Harvard Law School;
• Eight honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments.
Manuel Garrido y Ruano
Roles at Ferroglobe:	• Member of the Corporate Governance Committee (from January 1, 2018);
• Non-Executive Director (from May 30, 2017);
• Member of the Nominating and Corporate Governance Committee (from May 30, 2017 to December 31, 2017).

Other appointments:	• Chief Financial Officer of Grupo VM (since 2003) and member of the Board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors;
• Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.
Experience:	• Member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer (from 1996 to 2003);
• Worked with McKinsey & Company from 1991 to 1996, specialising in restructuring, business development and turnaround and cost efficiency projects globally.
Qualifications and awards:	• Masters of Civil Engineering with honours from the Universidad Politecnica de Madrid;
• M.B.A. from INSEAD.
Greger Hamilton
Roles at Ferroglobe:	• Chairman of the Audit Committee (from December 23, 2015);
• Member of the Corporate Governance Committee (from January 1, 2018);
• Member of the Compensation Committee (from December 23, 2015 to December 31, 2017);
• Non-Executive Director (from December 23, 2015).
Other appointments:	• Managing Partner of Ovington Financial Partners Ltd (from 2009);
• Co-founder and director of the BrainHealth Club (from 2016).
Experience:	• Partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries (from 2009 to 2014);
• Managing Director at Goldman Sachs International (1997 to 2008); • He began his career at McKinsey and Company, where he worked from 1990 to 1997.
Qualifications and awards:	• B.A. in Business Economics and International Commerce from Brown University.
Javier Monzón
Roles at Ferroglobe:	• Member of the Nominations Committee and Chairman of the Corporate Governance Committee (from January 1, 2018);
• Senior Independent Director (from October 26, 2017);
• Chairman of the Compensation Committee and member of the Audit Committee (from December 23, 2015 to December 31, 2017);
• Non-Executive Director (from December 23, 2015).

Other appointments:

•

Member of the Board of Promotora de Informaciones SA (PRISA) (from November 2017), Vice Chairman of the Board (from February 2018) and Senior Independent Director (from April 2018). Also, Chairman of the Nominations, Compensation and Corporate Governance Committees;

• Member of the Board of Santander Espana (from June 2015) and senior advisor to the Group Executive Chairman;
• Member of the Board of 4IQ (from April 2017);
• Member of the Board of ACS Servicios y Concesiones, S.A. (from 2004).
Experience:	• Chairman and CEO of Indra Sistemas, S.A. (from 1992 until 2015);
• Member of the Supervisory Board of Lagardere (from 2008 to 2017);
• Partner at Arthur Andersen (from 1989 to 1990);
• Chief Financial Officer of Telefonica S.A. (from 1984 to 1987) and Executive Vice President and Chairman of Telefonica International, S.A. (from 1987 to 1989);
• He began his career at Caja Madrid, where he was a Corporate Banking Director.
• Not-for profit activities include:
• Chairman of the Executive Committee of Fundación CYD (Knowledge and Development Foundation) (from 2003);
• Member of the Board of Endeavor Spain, and of the International Advisory Council of Brookings (both from 2014);
• Vice Chairman of the American Chamber of Commerce in Spain (from March 2010 until January 2015);
• Vice Chairman of the Board of Carlos III University (until 2017).
Qualifications and awards:	• Degree in Economics from Universidad Complutense de Madrid.
Pierre Vareille
Roles at Ferroglobe:	• Member of the Audit and Compensation Committees (from January 1, 2018);
• Non-Executive Director (from October 26, 2017).
Other appointments:	• Chairman of Societe BIC SA (from 2009 as director and 2018 as Chairman);
• Board director and member of the Remuneration and Selection Committee of Etex SA (from 2017);
• Board director and member of the Audit Committee of Verallia (from 2015);
• Board director and member of the Remuneration Committee of Outokumpu Oyj (from 2018);
• Founder and Co-Chairman of the Vareille Foundation (from 2014).
Experience:	• Chief Executive Officer of Constellium NV (from 2012 to 2016);

• Chairman and Chief Executive Officer of FCI SA (from 2008 to 2012);
• Group Chief Executive of Wagon PLC (from 2004 to 2007);
• Extensive experience in the metals and manufacturing sectors and in the management of global industrial companies.
Qualifications and awards:	• Graduate of the Ecole Centrale de Paris, the French engineering school;
• Degree in Economics and Finance from the Sorbonne University, Paris, France.
Juan Villar-Mir de Fuentes
Roles at Ferroglobe:	• Non-Executive Director (from December 23, 2015).
Other appointments:	• Vice Chairman of Grupo VM (from 1999);
• Vice Chairman and CEO of Inmobiliaria Espacio, S.A.;
• Board director of Obrascón Huarte Lain, S.A. (from 1996) and Chairman (from 2016).
Experience:	• Member of the Board and Audit Committee of Inmobiliaria Colonial, S.A (from June 2014 to May 2017).
Qualifications and awards:	• Bachelor's Degree in Business Administration and Economics and Business Management.

Directors' responsibilities

          The directors are responsible for preparing the annual reports and the financial statements in accordance with applicable law and regulations.

          Company law requires the directors to prepare financial statements for each financial period. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB") and have elected to prepare the parent company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

  •
  properly select and apply accounting policies;

  •
  present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

  •
  provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

  •
  make an assessment of the entity's ability to continue as a going concern.

          The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

          The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website.

          Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

          To the best of each directors' knowledge:

  •
  the financial statements, prepared in accordance with the applicable accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

  •
  this directors' report and the strategic report include a fair review of the development or performance of the business and the position of the Company and its subsidiaries and subsidiary undertakings taken as a whole, together with a description of the principal risks and uncertainties that they face;

  •
  the annual report and financial statements, taken as a whole, are fair balanced and understandable and provide the information necessary for shareholders to assess the Company's position, performance, business model and strategy; and

The responsibility statement was approved by the Board and signed on its behalf.

By order of the Board on May 29, 2018.

PEDRO LARREA PAGUAGA

Director

Directors' remuneration report

Introduction

Dear Shareholder

          As Chairman of the Compensation Committee (the "Committee"), and on behalf of the Board, I am pleased to present the directors' remuneration report for the period ended December 31, 2017.

          This report sets out the Company's annual report on remuneration (the "ARR"), only the second covering a full financial year since the Company was established as parent of Globe and FerroAtlántica on December 23, 2015. The ARR will be subject to an advisory vote at the forthcoming Annual General Meeting in June 2018. The directors' remuneration policy (the "Policy"), which was approved by a 92.09% majority at the Company's Annual General Meeting in 2016, will be brought back to the Company's shareholders for approval at the Company's Annual General Meeting in 2019 and is included in this report for reference only.

Board and committee changes

          On January 1, 2018 I took over as Chairman of the Compensation Committee from Javier Monzón who served with distinction throughout the year under review. It was a busy year for the Company and for the Board. There were a number of other changes to the make-up and structure of the Board and its Committees, as noted in the Chairman's letter and the directors' report from pages 7 and 14 respectively.

          Javier López Madrid was appointed Executive Chairman on December 31, 2016 and his service contract was adjusted with the approval of the Committee in 2017 to take account of this change in his role. No change was made to his remuneration as a result of the change in his role.

          As with all the Board appointees this year, we were delighted to welcome Pedro Larrea Paguaga, to the Board when he was appointed on June 28, 2017. Pedro has been our CEO since December 2015 and his appointment increased our number of Executive Directors to two. His remuneration for the period from the date of his appointment to the Board is disclosed in the ARR. Minor adjustments were made to Pedro's service contract to bring it into line with that of our other Executive Director and clarify the potential impact of Pedro being subject to the Policy. Pedro's remuneration in place prior to his appointment to the Board was in line with the Policy and no change to his pay was made.

Annual bonus awards for 2017

          The annual bonus objectives for the Executives in 2017 included financial objectives applicable to 75% of the award determined by reference to the Group's Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow. For Javier López Madrid, the remaining 25% was split, with 10% payable by reference to the Company's success in reducing its leverage and 15% based on an assessment of chairmanship and governance. For Pedro Larrea Paguaga, the remaining 25% was payable by reference to the reduction in the Company's leverage. Pedro Larrea Paguaga was also subject to a performance underpin requiring that there be no finding of material weaknesses or unacceptable significant deficiencies for SOX purposes in our 2017 Form 20-F, such that a finding of material weakness would result in a reduction of 15% in the overall amount payable.

          In early 2018, the Committee reviewed performance against these measures. The Company had exceeded target performance for each of its financial measures, with Adjusted EBITDA at 168% of target, Adjusted EBITDA margin at 150% and Free Cash Flow at over 200%. The achievement in respect of the non-financial metrics was also strong overall, reflecting the commitment shown to deleveraging the business and, in the case of the Executive Chairman, to governance and chairmanship. However, following a finding of material weakness for SOX purposes and the operation of the underpin, the CEO's bonus was reduced by 15% to 131% of target. The Executive Chairman volunteered the reduction of his annual bonus to the same percentage of target as that of the CEO and the Committee accepted his offer to do so. Of these awards, 100% of salary is payable in cash, while the balance is to be deferred into shares for a three-year period in accordance with the Policy.

          There is more on the outturn of the 2017 annual bonus awards on pages 48 and 49 in the ARR.

LTIPs in 2017

          As the Company first granted awards under its EIP in 2016, all of which have a three-year performance period, no awards vested in 2017.

          Awards were granted to Javier López Madrid and Pedro Larrea Paguaga under the EIP, both subject to performance conditions in accordance with the commitment made by the Committee in 2017 not to grant awards without performance conditions going forward. In 2016, the Executives' remuneration had recognized the short-term imperative of integrating the business. As originally outlined in the 2015 report, for 2017 the mix of short and long-term reward was re-balanced and, as the maximum annual bonus opportunity was reduced to 230% for the Executive Chairman and 200% for the CEO, so target vesting of awards under the EIP was increased from 100% to 230% of salary for the Executive Chairman and 200% of salary for the CEO, with a maximum opportunity of twice target in each case.

          The performance conditions remain unchanged from the 2016 awards: vesting of 60% of the total award continues to be determined by Ferroglobe's Total Shareholder Return ("TSR") performance with 30% measured relative to a bespoke group of peers and 30% relative to the S&P Global 1200 Metals and Mining Index. The remaining 40% is determined based on a "quality of performance assessment", comparing the Company's return on invested capital ("ROIC") over the three-year period with that of a bespoke comparator group of the Company's peers using a quarterly average for the calculation of Invested Capital and the Company's net operating profit after tax ("NOPAT") growth with that of the same bespoke comparator group of the Company's peers. The targets set are considered by the Committee to be stretching.

Looking forward to 2018

          In setting the performance measures and targets for the Executive Chairman's and CEO's annual bonuses in 2018, the Committee continued to apply the underlying principles that the KPIs be well defined and quantifiable. As in 2017, financial metrics represent 75% of opportunity for the Executive Directors. The financial measures chosen include Adjusted EBITDA and Free Cash Flow, along with net income as a preferred measure of underlying financial performance. Operational measures relevant to the Executive's role and aligned with the strategic priorities of the Company will determine pay-out in respect of the remaining 25% of the annual bonus for 2018, with an underpin based on improvement in the Group's safety targets whereby the overall amount payable may be reduced by 20% should certain key metrics be missed. These operational measures, along with the targets for the financial KPIs and the underpin, are commercially sensitive but will be disclosed retrospectively in the ARR for 2018.

          As in 2017, the target bonus opportunity for each Executive is 100% of salary, with a maximum opportunity of twice target, and any amount payable above target awarded as deferred shares, vesting after three years subject to continued employment with the Group.

          In accordance with the Policy, the Company reviewed the allowances payable to the Executives in recognition of the cost and disruption incurred in their relocation to London and determined that it was appropriate to continue paying those allowances at current levels throughout 2018. The Committee will examine this area as part of its review of remuneration ahead of the Policy vote at the 2019 AGM.

          The performance conditions, target vesting and maximum opportunity under the EIP in 2018 is as for 2017 for each Executive.

Non-Executive remuneration

          As the Executive Chairman explains in his letter on page 7, the structure of the Board Committees was revised in 2017. This initiative to refresh the Company's governance framework and align it more closely with good governance practice was led by the Executive Chairman. The fees payable to the Non-Executive Directors were adjusted following this re-structuring. The fees for chairing and joining the Audit and Compensation Committee remained unchanged in 2017 and the membership and Chair's fee formerly paid in respect of the Nominating and Corporate Governance Committee is now payable to the members and Chair of the Corporate Governance Committee whose workload is unlikely to have reduced as a result of the change in structure. Given the schedule and remit of the newly-formed Nominations Committee (which meets as required and at least twice each year), it was agreed by the Board, following review and recommendation by the Committee, that fees payable be calculated on a per meeting basis and subject to a cap of £10,000 per annum, with no fee payable to its Chair while he or she is (as at present) an Executive Director.

          I would like to thank you, our shareholders, for your support to date for our Policy and its implementation. I am looking forward to bringing the Directors' Remuneration Policy back to the Company's members at our 2019 AGM and trust that we will present you with a policy reflecting the Company's continuing maturity and progress and gain your continued support.

Signed on behalf of the Board.

Donald G. Barger, Jr

Chairman of the Compensation Committee

May 29, 2018

 Remuneration policy

Objectives

          The Directors' Remuneration Report has been prepared in accordance with the provisions of the Companies Act and The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the "Regulations"). The Policy was approved at the 2016 Annual General Meeting. The approved Policy can be found in the Report and Financial Statements for the period ended December 31, 2015 and on the Company's website. The Policy is set out below for information only. Reflecting his departure from the Board at the end of 2016, references to the legacy arrangements of Mr Kestenbaum have been removed. Other minor changes to the text of the Policy have also been made, in particular to reflect the fact that it has now been approved by shareholders and the charts showing remuneration scenarios on pages 35 and 36 have been updated to reflect the appointment of the CEO to the Board and proposed 2018 remuneration levels for both Executive Directors.

          The overall aim of our remuneration strategy is to provide appropriate incentives that reflect the Company's high-performance culture and values to maximise returns for our shareholders. In summary, we aim to:

  •
  attract, retain and motivate high calibre, high performing employees;

  •
  encourage strong performance and engagement, both in the short and the long term, to enable the Company to achieve its strategic objectives;

  •
  structure the total remuneration package so that a very significant proportion is linked to performance conditions measured over both the short term and longer term;

  •
  set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

  •
  create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for Executive Directors.

          There are no material differences in the Policy for our Executive Directors compared to that of our senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. For our wider employee population, the Company aims to provide remuneration structures and levels that reflect market norms.

Components of remuneration for Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Salary	A fixed salary commensurate with the individual's role, responsibilities and experience, having regard to broader market rates.	Reviewed annually, taking account of Group performance, individual performance, changes in responsibility and levels of increase for the broader employee population and market salary levels.	Not applicable.
Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.

Executive Directors may be paid a cash allowance in lieu of pension.

The maximum cash allowance is 20% of base salary. This includes contributions to the U.S. tax-qualified defined contribution 401(k) plan.

Not applicable.
Benefits	Attraction and retention of top talent.	Benefits may include but are not limited to medical cover, life assurance and income protection insurance.	Not applicable.

Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation. Payment of such relocation allowances will be reviewed by the Committee on an annual basis.

Benefits will be provided as the Committee deems necessary including to take into account perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum. The Company and the Committee will keep the cost of the benefits under review.
The Company provides all Executive Directors with directors' and officers' liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.
Annual bonus	Short-term performance-based incentive to reward achievement of annual performance objectives.

The Committee will determine an Executive Director's actual bonus amount, subject to the achievement of quantitative and qualitative performance criteria.

At least two-thirds of the bonus will be based on financial metrics with the balance based on non-financial metrics.

The maximum bonus opportunity that may be awarded to an Executive Director is normally 200% of salary. In 2016 it was higher than this as the Committee determined that more focus should be given to shorter term measures for business integration reasons with a broadly equivalent reduction in long-term incentive. If the Committee provides higher annual bonus opportunities in any year its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these and other exceptional circumstances the limit will be 500% of salary.

No more than 25% of the maximum bonus payable for each performance condition will be payable for threshold performance.

The Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.

Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company. The Executive Director may be granted an additional long-term incentive award as described below of equal value (at maximum) to the amount of annual bonus deferred.

Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Long-term incentive awards

Focus Executive Directors' efforts on sustainable strong long-term performance of the Company as a whole, and to aid retention with multi-year vesting provision. Improves alignment of Executive Directors' interests with those of the Company and shareholders.

Executive Directors are eligible for awards to be granted as decided by the Committee under the Company's long-term incentive plan. Awards would normally vest three years after the date of grant. The Committee may determine whether or not awards are subject to achievement of performance targets measured over a three-year period. Awards where the vesting is subject to achievement of performance targets will form at least two-thirds of the total long-term incentive awards granted to an Executive Directors in any financial year. The Committee has decided that all awards granted in 2017 and subsequent years to Executive Directors under the Policy will be subject to performance targets.

The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).

Maximum vesting is normally 200% of target (based on the face value of shares at date of grant).

There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.

The Committee will select the most appropriate performance measures for long-term incentive awards for each performance period and will set appropriately demanding targets.

Recovery and recoupment will apply to all long-term incentive awards for misstatement, error or gross misconduct.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.

Executive Directors, including the Executive Chairman, are recommended to hold a percentage of their salary in shares. This holding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required) be through the direct purchase of shares by the Executive Directors.

Not applicable.

Performance criteria and discretions

Selection of Criteria

          The Committee annually assesses at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate for both annual bonus and long-term incentive awards to reflect the Company's strategic initiatives for the performance period. The Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Committee sets demanding targets for variable pay in the context of the Company's trading environment and strategic objectives and taking into account the Company's internal financial planning and market forecasts. Any non-financial goals will be well defined and measurable.

Discretions retained by the Committee in operating its incentive plans

          The Committee operates the Group's various plans according to their respective rules. In administering these plans, the Committee may apply certain operational discretions. These include the following:

  •
  determine the extent of vesting based on the assessment of performance;

  •
  determine "good leaver" status (as described below) and where relevant extent of vesting;

  •
  where relevant determine the extent of vesting in the case of share-based plans in the event of a change of control in accordance with the rules of the various plans; and

  •
  make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

          The Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if an unexpected event (corporate or outside event) occurs which causes the Committee to reasonably consider that the performance conditions would not without alteration achieve their original purpose and the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.

Remuneration scenarios for the Executive Directors

          Reflecting the Board changes, the charts below have been updated to shows the level of remuneration potentially payable to each of Javier López Madrid as Executive Chairman and Pedro Larrea Paguaga as CEO under different performance scenarios for the 2018 financial year:

          In respect of the remuneration of the Executive Chairman:

          In respect of the remuneration of the CEO:

Assumptions

1.
Fixed pay comprises base salary for 2018, benefits at an estimated level (3.4% of salary in the case of Javier López Madrid and 5.9% of salary in the case of Pedro Larrea Paguaga), a normal level of expatriate allowance of 20% of base salary with an exceptional additional expatriate allowance of 20% of base salary (for up to three years to 2019 — from appointment as an Executive Director in the case of Javier López Madrid and from appointment as CEO in the case of Pedro Larrea Paguaga — because of the particular circumstances of the relocation of the Ferroglobe business to London) and a pension contribution of 20% of salary in accordance with the Policy.

2.
On-target performance comprises fixed pay plus annual bonus of 100% of salary and long-term incentives of 230% of salary for the Executive Chairman and 200% for the CEO.

3.
Maximum performance comprises fixed pay plus annual bonus of 200% of target and long-term incentives of 200% of target.

4.
No share price growth or dividends have been assumed. As described in the Policy, an additional long-term incentive award may be granted if part of the annual bonus is deferred, with the maximum value of such award equal to the amount of bonus deferred. As at December 31, 2017, no such awards have been made to the Executive Directors.

5.
The exchange rate used in these charts and throughout this report, save where stated otherwise, is the Group's average GBP: USD exchange rate for the year to December 31, 2017 of GBP1=USD1.2886.

Approach to recruitment remuneration

          The Committee expects any new Executive Directors to be engaged on terms that are consistent with the Policy as set out in the policy table above.

          The Committee recognises that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual's existing employment and/or their personal circumstances. Examples of circumstances in which the Committee expects it might need to do this are:

  •
  where an existing employee is promoted to the Board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long-term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee's home country;

  •
  where an individual is relocating in order to take up the role, in which case the Company may provide certain one-off benefits in addition to benefits set out in the policy table such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements such as annual flights home and cost of education; and

  •
  where an individual would be forfeiting fixed or valuable variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possibly taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

          In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Award levels under the Company's variable incentive plans would not exceed those set out in the policy table, but their proportions can be altered for the first three years of employment.

Executive Directors' service contracts and policy on cessation

          In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Europe, the Committee took account of market practices in those countries in (a) determining the treatment of annual bonus and long-term incentive awards in case of termination of their employment by the Company without cause; (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice; (c) determining the extent of vesting of long-term incentive awards in the event of a takeover; and (d) determining that at least two-thirds of the total long-term incentive awards granted to an executive in any financial year will be subject to achievement of performance targets.

Service contracts

          It is the Company's policy (subject to the Approach to Recruitment Remuneration above) that all Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly appointed directors, the Committee may, if it considers it necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided it reduces to 12 months within a specified transition period of not exceeding 36 months. The service contracts for Javier López Madrid and Pedro Larrea Paguaga are in accordance with this policy.

          It is the Company's policy that an Executive Director's service contract may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause (as defined in the service contract). In other circumstances, the Company may terminate employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). An Executive Director would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract). Normally there would be no additional contractual entitlement in respect of a change-in-control. An Executive Director may also be entitled to certain amounts with respect to annual bonus and long-term incentive awards, as described below. "Cause" and "good reason" as defined in the service contract also apply in relation to annual bonus awards and long-term incentive awards as described below. Executive Directors' service contracts (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group's office at 2nd Floor West, Lansdowne House, 57 Berkeley Square, London, W1J 6ER during normal business hours and at the 2018 AGM.

Generally

          As circumstances may require, the Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post-termination restrictive covenants or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, home relocation expenses including tax related expenses and other ancillary payments thereto.

Annual bonus awards

          In the event that an Executive Director's employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability on his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to performance conditions being met at the end of the period and with pro-rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Committee retaining the discretion in exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Committee's discretion. The Committee will consider the period of the year worked and the performance of the executive during that period when considering how to exercise its discretion.

Long-term incentive awards

          As a general rule, any unvested long-term incentive award (except deferred bonus awards see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability or on his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Committee, then their award will vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Committee that award may be pro-rated taking into account the period of time served in employment during the normal vesting period of the award. The Committee can for any cessation measure performance up to the date of cessation and permit awards to vest early.

          Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.

          In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Committee considers appropriate.

External appointments

          Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Matters taken into consideration in determining policy and differences in the remuneration policy of the Executive Directors and employees

          It is not the Committee's practice to consult with employees on matters relating to executive pay. However, the Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Executive Directors' current policy or implementation thereof.

          The Committee will consider feedback from shareholders and take into account the results of both advisory and binding votes concerning executive pay at the Annual General Meeting as well as ensuring it engages with shareholders on executive pay matters. The Company has taken account of its understanding of the guidelines of shareholders in formulating its Directors' Remuneration Policy.

Directors' remuneration policy for Non-Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Non-Executive Directors fees including non-executive chairman	To appropriately remunerate the Non-Executive Directors	The Non-Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for the committee chairmen and other members of the main Board committees (e.g. audit, compensation, nominations and corporate governance) and the Senior Independent Director, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.	Not applicable

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

The Company does not currently have a non-executive Chairman. If one were appointed his fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.
Payment of expenses and benefits	To support the Non-Executive Directors in the fulfilment of their duties

Reasonable expenses incurred by the Non-Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non-Executive Directive as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate.

Not applicable

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

The Company provides Non-Executive Directors with directors' and officers' liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Legacy Arrangements with Certain Non-Executive Directors

          Prior to the Business Combination, in keeping with many other NASDAQ listed companies, Globe granted restricted stock units and share appreciation rights to its non-executive directors. Outstanding awards as at December 31, 2017 held by the Non-Executive Directors, who were previously Globe's non-executive directors, are set forth on page 52.

          It is noted that those Non-Executive Directors with restricted stock units and share appreciation rights may be regarded as not being independent by U.K. based proxy voting agencies although the Board considers them to be fully independent. It is a provision of this Policy that the Company may accelerate the vesting of or repurchase of these awards based on an independent valuation, if it deems it to be appropriate.

Letters of Appointment with Non-Executive Directors

          The Company does not enter into service contracts with its Non-Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re-election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non-Executive Director is not re-elected. The Company may request that the non-executive directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non-Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.

Appointment of non-executive directors

          For the appointment of a Non-Executive Chairman or other Non-Executive Directors, the fee arrangement would be in accordance with the approved Directors' Remuneration Policy in place at that time.

Minor amendments

          The Committee may make minor changes to the Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Policy.

Annual report on remuneration

Implementation of the Directors' Remuneration Policy for the year ending December 31, 2018

          This section sets out how the Committee intends to implement the Policy for the year ending December 31, 2018.

Base salary

          Javier López Madrid was appointed as Executive Chairman with effect from December 31, 2016. Javier López Madrid's salary was reviewed on his appointment and remains unchanged at £555,000 ($715,713) per annum.

          Pedro Larrea Paguaga was appointed as Chief Executive Officer with effect from December 23, 2015 and to the Board of Directors on June 28, 2017. Notwithstanding his appointment to the Board, Pedro Larrea Paguaga's salary was reviewed and remains unchanged at £475,000 ($612,085) per annum.

Pension and benefits

          In accordance with the Policy, both Executive Directors receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance, benefits to the value of an estimate of 4% of salary for the Executive Chairman and 6% for the CEO and an expatriate benefits allowance. This expatriate benefits allowance will usually be equal to 20% of base salary. However, as described in the 2015 annual report, Executive Directors are entitled to an exceptional additional expatriate allowance of a further 20% of salary for a period of up to three years until January 1, 2019: from appointment as an Executive Director, in the case of Javier López Madrid: and from appointment as CEO, in the case of Pedro Larrea Paguaga. This exceptional allowance is in line with market practice, because of the particular circumstances of the relocation of the Ferroglobe business in this period of transition. The expatriate allowance is reviewed by the Committee on an annual basis.

          The Company provides directors' and officers' liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Annual bonus

          The target annual bonus opportunity for the Executive Directors will be 100% of base salary with a maximum opportunity of twice the target level.

          75% of the annual bonus will be based on achieving Adjusted EBITDA, net income and Free Cash Flow targets (one third each) with the remainder based on strategic priority goals. The annual bonus targets are considered to be commercially sensitive at this time and are not disclosed. It is the Compensation Committee's intention to disclose the threshold, target and stretch figures for each of these measures in next year's report. The 2018 annual bonus outcome is also subject to an underpin based on improvement in the Group's safety targets whereby the overall amount payable will be reduced by 20% should certain key metrics be missed.

          Any bonus earned in excess of 100% of the target will be deferred for three years into shares in the Company.

          To align the Executive Directors' interests with those of shareholders over the long term, and to link the annual bonus with the level of grant of long term incentives, the Company may grant an additional long-term incentive award to match the amount of any annual bonus deferred into shares. No such awards have been made to the Executive Directors to date. Any such award is subject to the performance targets and vesting schedule described under the heading Long-Term Incentives below.

Long-term incentives

          For 2018, the Committee had determined that the Executive Chairman would be granted a long-term incentive award with a target level of vesting of 230% of base salary and maximum vesting of twice target and the CEO would be granted a long-term incentive award with a target level of vesting of 200% of base salary and maximum vesting of twice target. Accordingly, on March 21, 2018, the following awards were granted:

	Type of award(1)	Basis of award (at target)(2)	Share price at grant(3)	Number of shares at target

Javier López Madrid	Nil-cost option	230% of salary of $777,000	$15.798	113,121
Pedro Larrea Paguaga	Nil-cost option	200% of salary of $665,000	$15.798	84,187

Notes:

(1)
No price is normally payable on the exercise of the nil-cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.

(2)
Converted at GBP1=USD1.4029 being the exchange rate on the day of grant.

(3)
This figure represents the average closing share price for the five days prior to the date of grant.

          Vesting of 60% of each award will be determined by Ferroglobe's Total Shareholder Return ("TSR") performance. 50% of the TSR part of the award is calculated relative to a bespoke group of peers, and the other 50% relative to the S&P Global 1200 Metals and Mining Index in line with last year's award. Performance will be measured over three years with vesting as set out below.

          The bespoke peer group comprises the following companies1:

Commercial Metals Company	Boliden
Allegheny Technologies	Morgan Advanced Material
Materion Corporation	Minerals Technologies
Steel Dynamics	Kaiser Aluminium
Antofagasta	Vallourec
Carpenter Technologies	Worthington Industries
Schnitzer Steel Industries	Salzgitter
Eramet	Vedanta Resources
Norsk Hydro
AMG Advanced Metallurgical Group

Notes:

1
Stillwater and Dow Chemical Company were included in the comparator group for awards in 2015 and 2016 (and in 2017 in the case of Dow Chemical Company). Following the de-listing and merger, respectively, of these companies, they are no longer included in the comparator group.

Vesting schedule for TSR relative to the bespoke peer group

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

Vesting schedule for TSR relative to the S&P Global 1200 Metals and Mining Index

TSR Performance	Vesting scale
Less than Index TSR	No vesting of awards
Equal to Index TSR	Target (100%)
Equal to Index TSR+15 percentage points	150% of target
Equal to Index TSR+25 percentage points	200% of target

          With straight line vesting between Index TSR and Index TSR+15 percentage points and between Index TSR+15 percentage points and Index TSR+25 percentage points.

          Vesting of 40% of each award is dependent upon the achievement of strategic measures with predetermined targets to be achieved creating a range between threshold, target and stretch that will determine the proportion of the award that will vest between 50% and 200% of the target amount. The measures relate to the Company's return on invested capital (ROIC) over the three-year period as compared with the bespoke comparator group of the Company's peers set out above using a quarterly average for the calculation of Invested Capital and the Company's net operating profit after tax (NOPAT) growth as compared to the same bespoke comparator group of the Company's peers. Performance is measured over three years with vesting as set out below.

ROIC over the performance period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

NOPAT growth over the Performance Period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

          No portion of the ROIC component will vest unless the Company's ROIC over the performance period is at least equal to the percentile 25 average ROIC for the members of the Comparator Group over the performance period, No portion of the NOPAT component will vest unless the ratio between the Company's NOPAT for the 12 month period ending December 31, 2020 against the Company's NOPAT for the 12 month period ending December 31, 2017 is at least equal to the Lower Quartile NOPAT growth ratio for the members of the Comparator Group over the same period. There is straight line vesting between each vesting point (percentile 25, median and percentile 75).

Non-Executive Director share ownership guidelines

          The Non-Executive Directors have voluntarily agreed to apply on a cumulative basis at least a quarter of their normal annual gross fees to acquire shares under arrangements designed to ensure that shares can be purchased on a regular basis over a period of eight years. In 2018 the Directors reviewed the Non-Executive shareholding guidelines and agreed several points of clarification in relation to them, to take effect from January 1, 2018, as follows:

  •
  Where more or fewer shares are acquired in any year, the value of shares to be acquired in subsequent years may be reduced or increased respectively such that on a cumulative basis the 25% test is satisfied;

  •
  Each Non-Executive Director agrees to retain his or her shares until the earlier of achieving a holding equal to twice his or her annual base fees being achieved or that director leaving the Board;

  •
  Where a director holds outstanding and exercisable share-based or phantom restricted stock awards, the shares or notional shares under award are to be taken into account in determining the relevant director's holding and may be exercised and disposed of at any time (with consequent effect on the director's holding).

          The process of setting up share acquisition plans has proved challenging for the non-US based Non-Executive Directors. Any director who had not achieved his target holding under the guidelines therefore has a further period of 6 months (to July 2018) in which to meet his cumulative annual target.

          The holdings for Executive and Non-Executive Directors as at December 31, 2017 are set out on page 52.

Fees for the Non-Executive Directors

          The fee structure and levels were set following the Business Combination. Fees are set and payable in Pounds sterling and are reviewed — but not necessarily increased — annually, with changes normally effective from January 1 each year. The fees for 2017 and for 2018 were unchanged from 2016 and are as below:

Non-Executive Director base fee	£70,000 ($90,202)
Senior Independent Director (a role to which Javier Monzón was the first appointee with effect from October 26, 2017)	£35,000 ($45,101)
Member of Audit Committee	£17,500 ($22,551)
Member of Compensation Committee	£15,500 ($19,973)
Member of Nominating and Corporate Governance Committee(1)	£12,000 ($15,463)
Committee Chairman	Two times membership fee
Travel fee (per meeting)
Intercontinental travel	£3,500 ($4,510)
Continental travel	£1,500 ($1,933)

(1)
With effect from January 1, 2018, when the Board's separate Nominations and Corporate Governance Committees were formed, the fee payable for membership of the Corporate Governance Committee was set at £12,000 ($15,463), with the Chair's fee at twice that. Given the ad hoc nature of the business of the Nominations Committee, fees are paid to Board members at a rate of £1,500 ($1,932) per meeting, subject to a cap of £10,000 ($12,886) with no fees payable to its Chair while the individual in that role is also an Executive Director.

Remuneration paid in respect of the year to 31 December 2017

Single figure of remuneration for the period — audited

          The table below shows the aggregate emoluments earned by the Executive Directors of the Company who served at any point in 2017 for 2017 and 2016. The emoluments shown for 2017 have been converted to USD at the Group's average rate for 2017 of GBP1=USD1.2886. Those for 2016 were converted at the rate of GBP1=USD1.3507 in accordance with the 2016 U.K. Annual Report.

	Salary(1) (USD$'000)		Benefits(2) (USD$'000)		Pension(3) (USD$'000)		Annual Bonus(4) (USD$'000)		Long-term incentives(5) (USD$'000)		Total (USD$'000)

Executive Director	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Javier López Madrid	716	750	314	308	143	150	937	739	—	—	2,110	1,947
Pedro Larrea Paguaga(6)	314	—	151	—	63	—	412	—	—	—	940	—

Notes:

(1)
No change in salary has been made year on year, the difference resulting from changes in the GBP:USD exchange rate.

(2)
For Javier López Madrid, benefits include an expatriate allowance of 40% of salary (£222,000 ($286,069) in 2017), and medical insurance and life assurance coverage.

For Pedro Larrea Paguaga, benefits include an expatriate allowance of 40% of salary on a pro-rated basis (£97,342 ($125,435) in 2017), and medical insurance and life assurance coverage, also pro-rated.

(3)
For 2017 the pension for Javier López Madrid and Pedro Larrea Paguaga is 20% of base salary payable as a cash supplement.

(4)
Details of the 2017 annual bonus amounts are set out below and the values given include amounts deferred into shares.

(5)
There were no long-term incentives with performance periods ending in 2017 or 2016 and no awards granted with time based vesting only.

(6)
Pedro Larrea Paguaga was appointed to the Board on June 28, 2017. The figures given in respect of Pedro Larrea Paguaga's remuneration are pro-rated to reflect the period from the date of his appointment to the Board to December 31, 2017.

          The table below shows the aggregate emoluments earned by the Non-Executive Directors of the Company who served at any time during 2017 for 2017 and 2016. The emoluments shown for 2017 have been converted to USD at the Group's average yearly rate of GBP1=USD1.2886. Those for 2016 were converted at the rate of GBP1=USD1.3507 in accordance with the 2016 U.K. Annual Report.

	Fees (US$'000)		Benefits(1) (US$'000)		Total (US$'000)

Non-Executive Director	2017	2016	2017	2016	2017	2016

Donald G Barger Jr	141.1	174.5	18.0	18.9	159.1	193.4
Bruce L Crockett	112.7	130.0	22.5	23.6	135.2	153.6
Stuart E Eizenstat	105.6	118.8	13.5	14.2	119.1	133.0
Tomas García Madrid(2)	45.1	118.8	7.7	8.1	52.8	126.9
Manuel Garrido y Ruano(3)	61.6	—	8.4	—	70.0	—
Greger Hamilton	155.3	196.8	4.5	—	159.8	196.8
Javier Monzón	160.7	192.8	14.2	10.1	174.9	202.9
Pierre Vareille(4)	16.2	—	1.9	—	18.1	—
Juan Villar Mir de Fuentes	90.2	94.5	8.4	8.1	98.6	102.6

(1)
Benefits comprise travel allowances.

(2)
Tomas García Madrid stepped down from the Board on May 30, 2017.

(3)
Manuel Garrido y Ruano joined the Board on May 30, 2017.

(4)
Pierre Vareille joined the Board on October 26, 2017.

Annual bonus for the financial year to December 31, 2017 for Javier López Madrid — audited

          The target annual bonus opportunity for the Executive Vice-Chairman (now Executive Chairman) was 100% of salary, with a maximum opportunity of two times target. Details of payout against the performance targets set are included in the table below:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (200% of target paid)	Actual Performance	Bonus outcome (as a percentage of target)	Weighted bonus outcome

Adjusted EBITDA	25%	$100 million	$140 million	$200 million	$181 million(1)	168%	42%
Adjusted EBITDA margin	25%	7%	9%	12%	10.5%(1)	150%	37%
Free Cash Flow	25%	($20 million)	$0 million	$40 million	Over $40 million	200%	50%
Deleveraging	10.0%	Target achieved if leverage reduced to Net Debt: Adjusted EBITDA <2.5 Achievement above target at Committee discretion			Net Debt: Adjusted EBITDA = 2.0x or 2.4x without securitization	100%	10%
Chairmanship and governance	15.0%	Assessment by the Committee, recognizing the leadership in driving the constitutional re-structuring of the Board and its Committees and the corporate governance policy.			7.5%	50%	7.5%
Total							146.5%

Notes:

(1)
The calculation of Adjusted EBIDA and Adjusted EBITDA margin excluded EBITDA generated by the Group's Energy division in expectation of its proposed disposal in 2017.

          Following the application of the material weakness underpin in the calculation of the CEO's annual bonus for 2017, the Executive Chairman volunteered the reduction in his annual bonus payout to the same percentage as that achieved by the CEO. The Committee accepted Javier López Madrid's offer and his annual bonus outcome for 2017 was reduced from 146.5% to 131%. The bonus earned in excess of 100% of the target (being 31% of salary) will be deferred for three years into shares in the Company.

Annual bonus for the financial year to December 31, 2017 for Pedro Larrea Paguaga — audited

          The target annual bonus opportunity for the Chief Executive Officer was 100% of salary, with a maximum opportunity of two times target. Details of payout against the performance targets set are included in the table below:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (200% of target paid)	Actual Performance	Bonus outcome (as a percentage of target)	Weighted bonus outcome

Adjusted EBITDA	25%	$100 million	$140 million	$200 million	$181 million(1)	168%	42%
Adjusted EBITDA margin	25%	7%	9%	12%	10.5%(1)	150%	37%
Free Cash Flow	25%	($20 million)	$0 million	$40 million	Over $40 million	200%	50%
Deleveraging	25%	Target achieved if leverage reduced to Net Debt: Adjusted EBITDA <2.5 Achievement above target at Committee discretion			Net Debt: Adjusted EBITDA = 2.0x or 2.4x without securitization	100%	25%
Sub total							154% (1)
Total following application of the internal control underpin							131%

Notes:

(1)
The calculation of Adjusted EBIDA and Adjusted EBITDA margin exclude EBITDA generated by the Group's Energy division in expectation of its proposed disposal in 2017.

(2)
Prior to application of the material weakness underpin. See below.

          As a result of the conclusion of material weakness in internal controls for SOX purposes, the annual bonus amount payable to the Chief Executive Officer was reduced by 15%. This resulted in a bonus outcome of 131% of salary for the Chief Executive Officer. The bonus earned in excess of 100% of the target (being 31% of salary) will be deferred for three years into shares in the Company. Of the total sum awarded to Pedro Larrea Paguaga, 51.2% of the bonus payable relates to the period during which he served on the Board.

Long term incentive awards for the financial year ended December 31, 2017 — audited

Awards vesting/ performance period ending in financial year 2017.

          There were no long-term incentives with performance periods ending in the year to December 31, 2017 or awards granted in the year with time based vesting only.

Long-term incentive awards granted in financial year 2017

          On June 1, 2017, Javier López Madrid and Pedro Larrea Paguaga were granted long-term incentive awards as follows:

	Type of award(1)	Basis of award (at target)(2)	Share price at date of grant(3)	Number of shares at target	Face value of shares at target(4)	Face value of shares at maximum(5)	Vesting at threshold	Performance period(6)

Javier López Madrid	Nil-cost option	230% of salary of $715,950	$10.65	154,704	$1,647,905	$3,295,195	40%	3 years to December 31, 2019
Pedro Larrea Paguaga	Nil-cost option	200% of salary of $612,750	$10.65	115,134	$1,226,408	$2,452,816	40%	3 years to December 31, 2019

Notes:

(1)
No price is normally payable on the exercise of the nil-cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.

(2)
Converted at GBP1=USD1.29, being the exchange rate on the day at grant.

(3)
This figure represents the average closing share price for the five days prior to the date of grant.

(4)
The value shown in this column has been calculated by multiplying the number of shares that would vest at target by the average closing share price for the five days prior to the date of grant.

(5)
The value shown in this column has been calculated by multiplying the number of shares that would vest at maximum (being 200% of target) by the average closing share price for the five days prior to the date of grant.

(6)
See below for details of the performance conditions applicable to the awards.

          Vesting of 60% of the award will be determined by Ferroglobe's Total Shareholder Return ("TSR"). Performance will be measured over three years commencing January 1, 2017 with vesting as set out below. 50% of the TSR part of the award will be determined by Ferroglobe's TSR relative to the following bespoke group of peer companies(1):

Commercial Metals Company	Boliden
Allegheny Technologies	Morgan Advanced Material
Materion Corporation	Minerals Technologies
Steel Dynamics	Kaiser Aluminium
Antofagasta	Vallourec
Carpenter Technologies	Worthington Industries
Schnitzer Steel Industries	Salzgitter
Eramet	Vedanta Resources
Norsk Hydro
AMG Advanced Metallurgical Group

Notes:

(1)
Stillwater and Dow Chemical Company were included in the comparator group for awards in 2015 and 2016 (and in 2017 in the case of Dow Chemical Company). Following the de-listing and merger, respectively, of these companies, they are no longer included in the comparator group.

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

          The other 50% of the TSR part of the award will be determined by Ferroglobe's TSR relative to the S&P Global 1200 Metals and Mining Index.

TSR Performance	Vesting scale
Less than Index TSR	No vesting of awards
Equal to Index TSR	Target (100%)
Equal to Index TSR+15 percentage points	150% of target
Equal to Index TSR+25 percentage points	200% of target

          With straight line vesting between Index TSR and Index TSR+15 percentage points and between Index TSR+15 percentage points and Index TSR+25 percentage points.

          The Committee determined that the measures applicable to the long-term incentive awards granted in 2016 remained appropriate, comparing (i) the Company's return on invested capital (ROIC) over the three-year period with that of a bespoke comparator group of the Company's peers using a quarterly average for the calculation of Invested Capital and (ii) the Company's net operating profit after tax (NOPAT) growth with that of the same bespoke comparator group of the Company's peers set out above. Performance will be measured over three years with vesting as set out below.

ROIC over the performance period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

NOPAT growth over the Performance Period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

          No portion of the ROIC component shall vest unless the Company's ROIC over the performance period is at least equal to the percentile 25 average ROIC for the members of the comparator group over the performance period. No portion of the NOPAT component shall vest unless the ratio between the Company's NOPAT for the twelve-month period ending December 31, 2019 against the Company's NOPAT for the twelve-month period ending December 31, 2016 is at least equal to the Lower Quartile NOPAT growth ratio for the members of the comparator group over the same period. There is straight line vesting between each vesting point (percentile 25, median and percentile 75).

Directors' shareholding and share interests — audited

          The table below sets out the number of shares held or potentially held by directors (including their connected persons where relevant) as at December 31, 2017.

Director	Beneficially owned shares	Number of shares under long term incentive awards without performance conditions(1)	Number of shares under long term incentive awards with performance conditions(2)	Target shareholding guideline (as a % of salary or average gross annual fees as applicable)	Percentage of Executive Director's salary held as shares as at 31 December 2017(3)

Javier López Madrid	30,000	—	223,244	200%	68.06%
Pedro Larrea Paguaga	25,000	—	166,144	200%	66.27%
Donald G. Barger Jr	19,636	70,044	—	200%
Bruce L. Crockett	6,000	31,056	—	200%
Stuart E. Eizenstat	9,273	46,303	—	200%
Manuel Garrido y Ruano	—	—	—	200%
Greger Hamilton	—	—	—	200%
Javier Monzón	19,400	—	—	200%
Pierre Vareille	10,000	—	—	200%
Juan Villar Mir de Fuentes	—	—	—	200%

Notes:

(1)
See below for details.

(2)
At target vesting. See below for details.

(3)
Measured by reference to beneficially owned shares only and using the closing share price at December 29, 2017 (being the closest date to December 31, 2017) of $16.20 and the annual salaries of the Executive Directors in USD as disclosed in this ARR.

          The Directors' outstanding share awards as at December 31, 2017 were as detailed below:

Director	Award type	Grant date	Outstanding(1)	Subject to performance conditions(2)	Exercisable as of December 31, 2017	Exercised during the year to December 31, 2017	Future vesting (No. of shares)	Vesting date

Javier López Madrid	LTIP: Nil cost option	24.11.16	68,541	Yes	—	—	68,541	24.11.19
	LTIP: Nil cost option	01.06.17	154,703	Yes	—	—	154,703	01.06.20
Pedro Larrea Paguaga	LTIP: Nil cost option	24.11.16	51,010	Yes	—	—	51,010	24.11.19
	LTIP: Nil cost option	01.06.17	115,134	Yes	—	—	115,134	01.06.20
Donald G. Barger(3)	NQ	Various	31,216	No	31,216	—	—	—
	RSU/C	Various	23,741	No	23,741	—	—	—
	SAR	Various	15,087	No	15,087	—	—	—
Bruce L. Crockett(3)	NQ	Various	26,226	No	17,893	—	8,333	27.02.18
	RSU/C	Various	2,527	No	2,527	—	—	—
	SAR	Various	2,303	No	2,303	—	—	—
Stuart E. Eizenstat(3)	NQ	Various	31,216	No	31,216	—	—	—
	SAR	Various	15,087	No	15,087	—	—	—

Notes:

(1)
At target for awards granted to the Executive Directors only. See pages 50 and 51 for performance conditions applicable to the awards granted in 2017.

(2)
Subject to performance conditions and continued employment in the case of awards to the Executive Directors.

(3)
These incentive awards are legacy awards which the Company is authorised to honour following shareholder approval of the Policy.

Total pension entitlements — audited

          Details of the value of pension contributions are provided in the Pensions column of the Single figure of remuneration table. Pension contributions are by way of a cash allowance. There are therefore no specified retirement ages to disclose or consequences of early retirement.

Payments for loss of office

          As disclosed in the UK Annual Report for 2016, Alan Kestenbaum ceased employment with the Company on December 31, 2016 and resigned from the Board as Executive Director with effect on the same day. In accordance with the terms disclosed in the UK Annual Report for 2016, the Company made the following payments to Mr. Kestenbaum in connection with this cessation during the year under review:

Annual bonus (at 35% of target)	US$	748,738
Cash payment representing the value of cash-settled restricted stock units vested prior to December 31, 2016 but unpaid	US$	1,443,763
Cash payment representing the value of cash-settled restricted stock units vesting or subject to accelerated vesting on December 31, 2016	US$	2,602,104
Cash payment in respect of dividend accrued between January 27, 2011 and December 31, 2016 equivalents on the Long Term Award referred to below	US$	166,124
Lump sum severance payment calculated in accordance with the terms of Mr Kestenbaum's employment agreement	US$	21,198,656
Cash settlement in respect of potential arbitration proceedings	US$	725,497
Interest on amounts unpaid in the period to June 30, 2017	US$	23,231
Total gross amount payable subject to deductions on account of tax and social security required by applicable law	US$	26,908,133

          The following table shows the share-based awards held by Alan Kestenbaum as at January 1, and December 31, 2017:

Award type	Grant date	Outstanding and exercisable as at January 1, 2017	Exercise Price(1)	Exercised during the year to December 31, 2017	Lapsed during the year to December 31, 2017	Exercise date	Share price on date of exercise(2)	Market price on vesting	Final exercise date

RSU	27.01.11	108,578	—	108,578	—	01.01.17	$10.83	$11.45	—
RSU/C	01.01.14	22,543	—	22,543	—	15.03.17	$10.07	$13.14	—
RSU/C	24.04.14	20,049	—	20,049	—	15.03.17	$10.07	$14.13	—
RSU/C	01.01.15	78,239	—	78,239	—	15.03.17	$10.07	$11.10	—
RSU/C	15.03.15	16,155	—	16,155	—	15.03.17	$10.07	$10.33	—
RSU/C	18.09.15	127,856	—	127,856	—	15.03.17	$10.07	$9.59	—
RSU/C	22.12.15	97,339	—	97,339	—	15.03.17	$10.07	$11.38	—
SAR	20.08.13	424,006	$12.54	—	—	—	—	—	20.08.18
SAR	20.03.14	123,911	$21.36	—	123,911	—	—	—	—
SAR	11.12.15	340,000	$9.18	—	—	—	—	—	11.12.20

Notes:

(1)
RSUs have no exercise price.

(2)
On the date of exercise or the immediately preceding trading day. The price paid per share under the RSU or RSU/C was determined at the date the award (or part of it) vested, rather than at the share price at exercise.

(3)
As the awards vested in tranches over a range of dates, the average vesting price is given in each case.

Performance graph and Executive Chairman remuneration table(2)

          The graph below illustrates the Company's TSR performance relative to the constituents of the S&P 1200 Metals & Mining index from the start of the first day of listing of Ferroglobe's shares on December 24, 2015 to December 31, 2017. The graph shows performance of a hypothetical €100 invested and its performance over that period. The index has been chosen for this table as the most appropriate comparator for the Company in this period as the Company is a constituent of this index and uses the constituents of this index for one of the TSR comparator groups for the long-term incentive awards.

Total shareholder return

          This graph shows the value, by December 31, 2107, of USD$100 invested in Ferroglobe on December 24, 2015.

	2017	2016(1)	2015(1),(2)

	Javier López Madrid	Alan Kestenbaum	Alan Kestenbaum
Executive Chairman's remuneration(3)	$2,106,244	$1,870,120	$225,551
Annual variable pay (including as a % of maximum)(4)	$935,423 (65.5%)	$738,886 (17.5%)	$201,783
LTIP awards vesting in relevant year(5)	N/A	N/A	N/A

Notes:

(1)
At the exchange rate of 1 GBP=1.3507 USD used in the U.K. Annual Report for 2016.

(2)
Reflecting the inception of the Group on completion of the Business Combination, the figures for 2015 are in respect of the period from December 23, 2015 to December 31, 2015 only.

(3)
Remuneration comprises total remuneration as shown in the single figure table on page 47 for 2017 and in the 2016 U.K. Annual Report for 2016 and 2015. Remuneration reported for 2015 is for the period from consummation of the BCA on December 23, 2015 to December 31, 2015.

(4)
Annual variable pay is the bonus amounts in respect of 2016 and 2017 shown in the single figure table on page 47 and, for each year, the percentage of maximum award it represents. Figures elsewhere in this report show bonus as a percentage of target.

(5)
No long-term incentive awards awarded to the relevant Executive Chairman vested during the year in question save for those vesting on Alan Kestenbaum's leaving the Company as disclosed above.

Percentage increase in the remuneration of the Executive Chairman

          The following table shows the percentage increase in 2017 in the Executive Chairman's pay(1) compared with 2016 and the average percentage change in the same period in amounts paid to European employees of the Group as a whole. European employees have been chosen as an appropriate group against which to make the comparison as our Executive Chairman as at December 31, 2017 is based in Europe.

Executive Chairman's pay(1)	Average employee pay(1)
2017 to 2016	2017 to 2016
5.19%	–4.28%(2)

  Notes:

(1)
The components of pay for these purposes includes salary, taxable benefits and annual variable pay and, for 2016, the pay disclosed is that for Alan Kestenbaum. Alan Kestenbaum's remuneration as Executive Chairman was set prior to the approval of and was exceptional to the terms of the Policy.

(2)
One of the primary factors influencing the overall percentage reduction in average pay in Europe was the calculation of 'interessement' and 'participation salariale' variable pay in France, which was higher in 2016 than 2017.

Relative importance of the spend on pay

          The following table shows the Company's actual spend on pay for all employees compared to distributions to shareholders in the financial year.

		January 1, 2017 to December 31, 2017		January 1, 2016 to December 31, 2016

Employee costs	US$	301,963,000	US$	269,399,000
Average number of employees		4,018		4,027
Distributions to shareholders		—	US$	54,988,000

External directorships during 2017

Javier López Madrid

  •
  Chief Executive Officer of Grupo VM.

  •
  Non-Executive Chairman of Siacapital.

          The Board was satisfied that, under these arrangements, the Executive Chairman had the necessary time to carry out his duties effectively during 2017.

          Under the Policy, Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Membership of the Committee

          During the year to December 31, 2017, the Committee comprised Javier Monzón as chairman and members Donald G. Barger, Jr., and Greger Hamilton.

          From January 1, 2018, the Committee comprised Donald G. Barger, Jr as chairman and members Pierre Vareille and Bruce L. Crockett. José María Alapont was appointed to the Committee on May 16, 2018.

          The Executive Chairman, Chief Executive Officer and other members of the management team may be invited to attend meetings to assist the Committee. Other Non-Executive Directors are normally invited to attend meetings to assist the Committee in its deliberations as appropriate. No Executive, however, is present during any decision making in relation to their own remuneration.

External advisors

          Aon provides independent advice to the Committee and was appointed by the Committee in early 2016. The Committee seeks advice relating to executive remuneration and non-executive director remuneration and the wider senior management population from Aon. Aon also provided advice to management, to enable their support of the Committee, primarily in relation to remuneration reporting and the operation of incentive plans but does not provide any other services to the Company except for insurance broking services.

          The Committee is satisfied that the advice received from Aon in relation to executive remuneration matters is objective and independent. Aon is a member of the UK Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. The fees paid to Aon for advice provided directly to the Committee in 2017 were £140,024 ($180,154) (2016: £142,544 ($183,183)) (excluding VAT).

Statement of shareholder voting

          The following table shows the results of:

  •
  the binding vote on the Policy commencing from Annual General Meeting of June 29, 2016; and

  •
  the advisory vote on the 2016 Remuneration Report at the Annual General Meeting of June 28, 2017.

	For	% of votes cast	Against	% of votes cast	Withheld

Directors' remuneration policy	146,616,626	92.09	12,580,971	7.90	9,119
Remuneration report	143,312,228	99.97	42,290	0.03%	13,338

Approval

          This directors' remuneration report, including both the Policy and annual report on remuneration has been approved by the Board.

Signed on behalf of the Board.

DONALD G. BARGER

Chairman of the Compensation Committee

May 29, 2018

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF FERROGLOBE PLC

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

Opinion

In our opinion:

  •
  the financial statements give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2017 and of the group's loss for the year then ended;

  •
  the group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB);

  •
  the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice including Financial Reporting Standard 101 "Reduced Disclosure Framework"; and

  •
  the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements of Ferroglobe PLC (the 'parent company') and its subsidiaries (the 'group') which comprise:

  •
  the consolidated income statement;

  •
  the consolidated statement of comprehensive income;

  •
  the consolidated and parent company statement of financial position;

  •
  the consolidated and parent company statements of changes in equity;

  •
  the consolidated cash flow statement;

  •
  the accounting policies;

  •
  the related Notes 1 to 30; and

  •
  the company only Notes 1 to 9.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and IFRSs as issued by the IASB. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were:
• Impairment of goodwill
• Accounting treatment of receivables in the securitisation programme
• Revenue recognition

Materiality	The materiality that we used for the group financial statements was $13.9m which was determined on the basis of revenue.

Scoping	As in the prior year, we focused our Group audit scope primarily on the audit work at the following components:
• UK;
• USA;
• Canada;
• France;
• South Africa; and
• Spain
All of these were subject to a full audit, whilst the Canadian components were subject to specific audit procedures.
Together, these account for 90% of revenue.

Conclusions relating to going concern

We are required by ISAs (UK) to report in respect of the following matters where:	We have nothing to report in respect of these matters.
• the directors' use of the going concern basis of accounting in preparation of the financial statements is not appropriate; or

•

the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group's or the parent company's ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Impairment of goodwill

Key audit matter description	As at 31 December 2017 the carrying value of goodwill was $205.3m (2016: $230.2m).

Goodwill is a highly material balance in the Consolidated Statement of Financial Position and the recoverability is a significant judgement underpinned by a number of key assumptions and estimates. Key judgements include the discount rates adopted, the volatility of forecast cash-flows and macro-economic assumptions such as future inflation rates.

Management noted from the results of their impairment assessment that the carrying value was greater than the recoverable value in the Canadian CGU, and as such posted an impairment.

More information on the impairment review performed by management can be found on page 108 of the financial statements and in Note 7 to the financial statements.

How the scope of our audit responded to the key audit matter
We evaluated the adequacy and reasonableness of managements growth rates through:

•

challenging the budget assumptions, using external data sources where available to support the assumptions applied;

•

challenging the Board approved budgets against historical performance assessing historical forecasting accuracy;

•

assessing post period events; and

•

challenging the arithmetic accuracy and integrity of the model used in the valuation.

We used our internal valuation specialists within the audit team to determine an acceptable range of discount rates and compared our range to that determined by management.
We challenged management's sensitivity analysis and performed additional sensitivity analysis on the growth and discount rate assumptions to determine if there are any scenarios whereby a reasonably possible expectation of impairment could be present.

Key observations
Overall, we found the assumptions adopted by management in the valuation to be reasonable and the methodology applied was fair in all material respects.

No additional impairments were identified from the work performed.

Accounting treatment of receivables in the securitisation programme

Key audit matter description
The Company entered into an accounts receivable securitisation programme where trade receivables held by the Company's subsidiaries in the US, Canada, Spain and France are sold to a special purpose entity (SPE).

Management considers that when receivables are sold to the SPE, it has neither transferred nor retained substantially all the variability of risks and rewards associated with ownership of the receivables. However, as the Company concludes that it does not retain control of the receivables sold to the SPE, it derecognizes receivables from its consolidated statement of financial position upon sale and recognizes separately as assets any rights created in the transfer.

At December 31, 2017, the derecognition of trade receivables has resulted in the recognition of loans and receivables to the SPE of $82.638m. More information can be found on page 116 of the financial statements and on Note 10 to the financial statements.

How the scope of our audit responded to the key audit matter
We have performed procedures to obtain an understanding of the business purpose and economic substance of this transaction, including reading all relevant contracts and documentation supplied by management.

We have used internal specialists to evaluate the securitisation models with respect to the assumptions used and the mechanical integrity and model development.

We have also used internal specialists to review the accounting treatment of the risks and rewards transfer to determine whether accounts receivable sold to the SPE can be de-recognised.

Key observations	We have concluded that the accounting treatment adopted by management is reasonable and supported.

Revenue recognition

Key audit matter description
ISAs (UK) require that, as part of our overall response to the risk of fraud, when identifying and assessing the risks of material misstatement due to fraud, we evaluate which types of revenue or revenue transactions might give rise to potential fraud risks.

We have specifically focused this risk to early and late cut-off and whether components have recognised revenues that are in accordance with the shipping terms (FOB, CIF, etc).

More information on revenues for the year can be found on page 107 and Notes 3, 4 and 25 of the financial statements.

How the scope of our audit responded to the key audit matter
Our audit response consisted of several procedures including those summarised below. The specific combination of procedures varied by location.

We obtained a detail of shipments recorded in December 2017 and January 2018 detailing shipping terms.

We performed sample tests to assess whether revenues had been recorded in the proper year in accordance with the agreed shipping term.

We performed analytical procedures to conclude whether there were any significant revenue transactions in the month of December 2017 compared to the average transactions of the rest of the year.

We performed analytical procedures to conclude whether there were any significant revenue transactions in the month of January 2018 compared to the average monthly transactions of the year 2017.

We also developed additional procedures at each component to address the risk of fraud related to late cut-off in revenues that was specific to the component's business.

Key observations
We were satisfied that the key assumptions used in the application of revenue recognition have been applied appropriately.

We noted no material instances of inappropriate revenue recognition arising from our testing.

Our application of materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements

Materiality	$13.9 million	$11.1 million

Basis for determining materiality	0.8% of revenue	1% of total assets capped at 80% of group materiality

Rationale for the benchmark applied
	We determined materiality using revenue as the benchmark as we considered this to be the most appropriate measure to assess the performance of the Group, particularly as it is more stable than EBITDA (earnings before interest, tax, depreciation and amortisation).	As the parent company is a non-trading entity and a cost centre, it is considered appropriate to use total assets as the basis for determining materiality.

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $0.7m for the group, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

An overview of the scope of our audit

Our Group audit was scoped by obtaining an understanding of the Group and its environment, including Group-wide controls, and assessing the risks of material misstatement at the Group level. Based on that assessment, as in the prior year, we focused our Group audit scope primarily on the audit work at the following components:

  •
  UK;

  •
  USA;

  •
  Canada;

  •
  France;

  •
  South Africa; and

  •
  Spain.

All of these were subject to a full audit. These represent the principal business units within the Group's reportable segments. We have performed work on components which comprised 90% of the Group's revenue and 85% of the Group's total assets. Our audit work for the components was executed at levels of materiality ranging from $6.6m to $2.6m.

At the Group level we also tested the consolidation process and carried out analytical procedures to confirm our conclusion that there were no significant risks of material misstatement in the aggregated financial information of the remaining subsidiaries not subject to audit or audit of specified audit procedures.

The Group audit team held a Group wide planning meeting to discuss the risk assessment at the start of the audit and subsequently hold regular update calls throughout the audit. The Senior Statutory Auditor or another senior member of the Group audit team participated in all of the close meetings, both at the interim and final visits, of the Group's components. The Senior Statutory Auditor or another senior member of the Group audit team carried out a review of the component auditor files.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report other than the financial statements and our auditor's report thereon.	We have nothing to report in respect of these matters.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

  •
  the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

  •
  the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and or the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:	We have nothing to report in respect of these matters.
• we have not received all the information and explanations we require for our audit; or
• adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
• the parent company financial statements are not in agreement with the accounting records and returns.

Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.	We have nothing to report in respect of these matters.

Paul Barnett (Senior statutory auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
May 29, 2018

FERROGLOBE PLC

FINANCIAL STATEMENTS CONTENTS

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2017 AND 2016

	Notes	2017 US$'000	2016 US$'000

ASSETS
Non-current assets
Goodwill	Note 7	205,287	230,210
Other intangible assets	Note 8	58,658	62,839
Property, plant and equipment	Note 9	917,974	781,606
Other non-current financial assets	Note 10	89,315	5,823
Non-current financial assets from related parties	Note 23	—	9,845
Deferred tax assets	Note 22	5,273	44,950
Non-current receivables from related parties	Note 23	2,400	2,108
Other non-current assets	Note 12	30,059	20,245

Total non-current assets		1,308,966	1,157,626
Current assets
Inventories	Note 11	361,231	316,702
Trade and other receivables	Note 10	111,463	209,406
Current receivables from related parties	Note 23	4,572	11,971
Current income tax assets		17,158	19,869
Other current financial assets	Note 10	2,469	4,049
Other current assets	Note 12	9,926	9,810
Cash and cash equivalents		184,472	196,931
Assets and disposal groups classified as held for sale	Note 29	—	92,937

Total current assets		691,291	861,675

Total assets		2,000,257	2,019,301

EQUITY AND LIABILITIES
Equity
Share capital		1,796	1,795
Reserves		996,380	1,332,428
Translation differences		(164,675)	(217,423)
Valuation adjustments		(16,799)	(11,887)
Result attributable to the Parent		(678)	(338,427)
Non-controlling interests		121,734	125,556

Total equity	Note 13	937,758	892,042
Non-current liabilities
Deferred income		3,172	3,949
Provisions	Note 15	82,397	81,957
Bank borrowings	Note 16	—	179,473
Obligations under finance leases	Note 17	69,713	3,385
Debt instruments	Note 18	339,332	—
Other financial liabilities	Note 19	49,011	86,467
Other non-current liabilities	Note 21	3,536	5,737
Deferred tax liabilities	Note 22	65,142	139,535

Total non-current liabilities		612,303	500,503
Current liabilities
Provisions	Note 15	33,095	19,627
Bank borrowings	Note 16	1,003	241,818
Obligations under finance leases	Note 17	12,920	1,852
Debt instruments	Note 18	10,938	—
Other financial liabilities	Note 19	88,420	1,592
Payables to related parties	Note 23	12,973	30,738
Trade and other payables	Note 20	192,859	157,706
Current income tax liabilities		7,419	961
Other current liabilities	Note 21	90,569	64,780
Liabilities associated with assets held for sale	Note 29	—	107,682

Total current liabilities		450,196	626,756

Total equity and liabilities		2,000,257	2,019,301

          The financial statements were approved by the Board and authorized for issue on May 29, 2018.

Signed on behalf of the Board.

Pedro Larrea Paguaga
Director

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2017, 2016 AND 2015

	Notes	2017 US$'000	2016(*) US$'000	2015(*) US$'000

Sales	Note 25.1	1,741,693	1,576,037	1,316,590
Cost of sales		(1,043,395)	(1,043,412)	(818,736)
Other operating income		18,199	26,215	15,751
Staff costs	Note 25.2	(301,963)	(296,399)	(205,869)
Other operating expense		(239,926)	(243,946)	(200,296)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(104,529)	(125,677)	(67,050)

Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	Note 4.16	70,079	(107,182)	40,390
Impairment losses	Note 25.5	(30,957)	(268,089)	(52,042)
Net gain (loss) due to changes in the value of assets	Note 25.5	7,504	1,891	(912)
(Loss) gain on disposal of non-current assets	Note 25.6	(4,316)	340	(2,214)
Other losses	Note 29	(2,613)	(40)	(347)

Operating profit (loss)		39,697	(373,080)	(15,125)
Finance income	Note 25.4	3,708	1,536	1,096
Finance costs	Note 25.4	(65,412)	(30,251)	(30,405)
Financial derivative loss	Note 19	(6,850)	—	—
Exchange differences		8,214	(3,513)	35,904

Loss before tax		(20,643)	(405,308)	(8,530)
Income tax benefit (expense)	Note 22	14,821	46,695	(49,942)

Loss for the year		(5,822)	(358,613)	(58,472)
Loss attributable to non-controlling interests	Note 13	5,144	20,186	15,204

Loss attributable to the Parent		(678)	(338,427)	(43,268)

Earnings per share

		2017	2016(*)	2015(*)

Loss attributable to the Parent		(678)	(338,427)	(43,268)
Weighted average basic shares outstanding		171,949,128	171,838,153	99,699,262
Basic loss per ordinary share	Note 14	—	(1.97)	(0.43)
Weighted average basic shares outstanding		171,949,128	171,838,153	99,699,262
Effect of dilutive securities		—	—	—
Weighted average dilutive shares outstanding		171,949,128	171,838,153	99,699,262
Diluted loss per ordinary share	Note 14	—	(1.97)	(0.43)

(*)
The amounts for prior periods have been re-presented to show the results of the Spanish energy business within income (loss) from continuing operations, as described in Note 1 to the consolidated financial statements.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
FOR 2017, 2016 AND 2015

	2017 US$'000	2016 US$'000	2015 US$'000
Loss for the year	(5,822)	(358,613)	(58,472)
Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	4,511	4,297	756

Total	4,511	4,297	756
Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	(24,171)	—	(990)
Translation differences	54,670	(319)	(18,435)
Tax effect	—	—	(189)

Total income and expense recognized directly in equity	30,499	(319)	(19,614)
Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	15,138	3,002	3,155
Tax effect	(390)	(751)	(884)

Total transfers to income or loss	14,748	2,251	2,271
Other comprehensive income (loss) for the year, net of income tax	49,758	6,229	(16,587)

Total comprehensive income (loss) for the year	43,936	(352,384)	(75,059)

Attributable to the Parent	47,158	(332,198)	(59,855)
Attributable to non-controlling interests	(3,222)	(20,186)	(15,204)

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2017, 2016 AND 2015

	Equity attributable to equity holders of the Company
	Shares (Thousands)	Share capital US$'000	Reserves US$'000	Translation differences US$'000	Valuation adjustments US$'000	Result for the year US$'000	Interim dividend US$'000	Non-controlling interests US$'000	Total US$'000

Balance at January 1, 2015	200	285,760	393,356	(152,530)	(20,283)	38,437	(55,041)	17,978	507,677
Comprehensive (loss) income for 2015	—	—	—	(18,435)	1,848	(43,268)	—	(15,204)	(75,059)
Business combination	171,638	553,200	244,838	—	—	—	—	144,533	942,571
FerroAtlántica share exchange	—	449,827	(449,827)	—	—	—	—	—	—
Share issuance costs	—	—	(9,414)	—	—	—	—	—	(9,414)
Dividends paid	—	—	(76,520)	—	—	—	55,041	—	(21,479)
Distribution of 2014 profit	—	—	38,437	—	—	(38,437)	—	—	—
Other changes	—	—	2,300	(46,139)	—	—	—	(5,484)	(49,323)

Balance at December 31, 2015	171,838	1,288,787	143,170	(217,104)	(18,435)	(43,268)	—	141,823	1,294,973
Comprehensive (loss) income for 2016	—	—	—	(319)	6,548	(338,427)	—	(20,186)	(352,384)
Share decrease (net effect)	—	(1,287,068)	1,287,068	—	—	—	—	—	—
Share issuance costs	—	—	(275)	—	—	—	—	—	(275)
Dividends paid	—	—	(54,988)	—	—	—	—	—	(54,988)
Distribution of 2015 loss	—	—	(43,268)	—	—	43,268	—	—	—
Other changes	—	76	721	—	—	—	—	3,919	4,716

Balance at December 31, 2016	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	—	125,556	892,042
Comprehensive (loss) income for 2017	—	—	—	52,748	(4,912)	(678)	—	(3,222)	43,936
Issue of share capital	139	1	179	—	—	—	—	—	180
Share-based compensation	—	—	2,405	—	—	—	—	—	2,405
Distribution of 2016 loss	—	—	(338,427)	—	—	338,427	—	—	—
Dividends paid to joint venture partner (see Note 13)	—	—	—	—	—	—	—	(7,350)	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	—	—	—	—	—	—	—	6,750	6,750
Other changes	—	—	(205)	—	—	—	—	—	(205)

Balance at December 31, 2017	171,977	1,796	996,380	(164,675)	(16,799)	(678)	—	121,734	937,758

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2017, 2016 AND 2015

	2017 US$'000	2016 US$'000	2015 US$'000

Cash flows from operating activities:
Loss for the year	(5,822)	(358,613)	(58,472)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax (benefit) expense	(14,821)	(46,695)	49,942
Depreciation and amortization charges, operating allowances and write-downs	104,529	125,677	67,050
Finance income	(3,708)	(1,536)	(1,096)
Finance costs	65,412	30,251	30,405
Financial derivative loss	6,850	—	—
Exchange differences	(8,214)	3,513	(35,904)
Impairment losses	30,957	268,089	52,042
(Gain) loss due to changes in the value of assets	(7,504)	(1,891)	912
Loss (gain) on disposal of non-current assets	4,316	(340)	2,214
Share-based compensation	2,405	—	—
Other loss (gain)	2,613	40	(1,968)
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(16,274)	108,207	89,199
Decrease in trade receivables	50,168	56,297	60,715
Increase (decrease) in trade payables	17,613	28,572	(17,028)
Other amounts paid due to operating activities	(12,251)	(50,001)	(20,189)
Income tax paid	(26,764)	(10,933)	(41,968)
Interest paid	(39,130)	(29,468)	(30,405)

Net cash provided by operating activities	150,375	121,169	145,449

Cash flows from investing activities:
Payments due to investments:
Other intangible assets	(811)	(4,914)	(4,539)
Property, plant and equipment	(74,616)	(71,119)	(68,521)
Non-current financial assets	(343)	(9,807)	—
Current financial assets	—	(105)	—
Disposals:
Intangible assets	—	—	8,140
Property, plant and equipment	—	—	5,446
Non-current financial assets	—	11	1,465
Current financial assets	—	99	216
Interest received	952	1,554	1,096
Other amounts paid due to investing activities	—	—	(3,046)
Net cash inflow on acquisition of subsidiaries	—	—	77,709

Net cash used by investing activities	(74,818)	(84,281)	17,966

Cash flows from financing activities:
Dividends paid	—	(54,988)	(21,479)
Payment for share issue and registration cost	—	—	(9,414)
Payment for debt issuance costs	(16,765)	—	—
Proceeds from debt issuance	350,000	—	—
Increase (decrease) in bank borrowings:
Borrowings	31,455	124,384	84,229
Payments	(453,948)	(81,237)	(139,619)
Proceeds from stock option exercises	180	—	—
Other amounts (paid) received due to financing activities	(24,319)	61,758	(1,310)

Net cash (used) provided by financing activities	(113,397)	49,917	(87,593)

Total net cash flows for the year	(37,840)	86,805	75,822

Beginning balance of cash and cash equivalents	196,982	116,666	48,651
Exchange differences on cash and cash equivalents in foreign currencies	25,330	(6,489)	(7,807)

Ending balance of cash and cash equivalents	184,472	196,982	116,666

Ending balance of cash and cash equivalents from statement of financial position	184,472	196,931	116,666
Ending balance of cash and cash equivalents included within assets and disposal groups classified as held for sale	—	51	—

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016, and 2015

1. General information

          The group comprising Ferroglobe PLC and its subsidiaries is among the world's largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company's customers include major silicone chemical, aluminium and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company operates hydroelectric plants (hereinafter "energy business") in Spain and France.

          Ferroglobe PLC is a public company limited by shares, incorporated in England and Wales and domiciled in the United Kingdom. The address of the Company's registered office is 5 Fleet Place, London, EC4M 7RD, United Kingdom.

          On December 23, 2015, Ferroglobe PLC consummated the Business Combination of Globe and FerroAtlántica. FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations.

          For fiscal year 2015, Ferroglobe's consolidated financial statements contain the combined results of the Parent Company for the period from February 5, 2015 (inception of the Company) to December 31, 2015, FerroAtlántica as of and for the year ended December 31, 2015, and GSM for the period of 8 days as of and ended December 31, 2015.

Presentation of results of Spanish energy business

          As described in Note 29 of these financial statements, the Company signed an agreement for the sale of its Spanish energy business on December 12, 2016. The results of operations of the division were previously presented as a discontinued operation in the consolidated financial statements for the years ended December 31, 2016 and 2015 and the assets and liabilities of the business are classified as held for sale in accordance with requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as of December 31, 2016. Subsequently, in July 2017, the Company announced that it did not receive the necessary regulatory approvals to divest of these assets and the sale did not proceed. Accordingly, the results of Spanish energy business are presented within continuing operations for the year ended December 31, 2017 and the consolidated income statements for prior periods have been re-presented to show the results of the Spanish energy business within income from continuing operations.

2. Organization and subsidiaries

          Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, Canada, South America, South Africa and Asia.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

2. Organization and subsidiaries (Continued)

          The subsidiaries of Ferroglobe as of December 31, 2017, classified by business activity, were as follows:

	Percentage of Ownership
Subsidiary	Direct	Total	Line of Business	Registered Office
Alabama Sand and Gravel, Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(1)
Alden Resources, LLC(B)	—	100	Electrometallurgy — North America	Delaware — USA(2)
Alden Sales Corporation, LLC(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
Core Metals Group Holdings, LLC(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
Core Metals Group, LLC(B)	—	100	Electrometallurgy — North America	Delaware — USA(4)
Gatliff Services, LLC(B)	—	100	Electrometallurgy — North America	Delaware — USA(5)
GBG Holdings, LLC(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
Globe Metallurgical Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
Globe Metals Enterprises, Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
GSM Alloys I, Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
GSM Alloys II, Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
GSM Enterprises Holdings, Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
LF Resources, Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(3)
Norchem, Inc.(B)	—	100	Electrometallurgy — North America	Florida — USA(6)
QSIP Canada ULC(B)	—	100	Electrometallurgy — North America	Canada(7)
Quebec Silicon LP(B)	—	51	Electrometallurgy — North America	Canada(8)
Tennessee Alloys Company, LLC(B)	—	100	Electrometallurgy — North America	Delaware — USA(9)
West Virginia Alloys, Inc.(B)	—	100	Electrometallurgy — North America	Delaware — USA(10)
WVA Manufacturing, LLC(B)	—	51	Electrometallurgy — North America	Delaware — USA(10)
Cuarzos Industriales, S.A.U.	—	100	Electrometallurgy — Europe	A Coruña — Spain(11)
Ferroatlántica, S.A.U. — Electrometallurgy(A)	—	100	Electrometallurgy — Europe	Madrid — Spain(12)
FerroPem, S.A.S.	—	100	Electrometallurgy — Europe	France(13)
Grupo FerroAtlántica, S.A.U	100	100	Electrometallurgy — Europe	Madrid — Spain(12)
Hidro-Nitro Española, S.A. — Electrometallurgy(A)	—	100	Electrometallurgy — Europe	Madrid — Spain(12)
Rocas, Arcillas y Minerales, S.A.	—	66.7	Electrometallurgy — Europe	A Coruña — Spain(11)
Rebone Mining (Pty.), Ltd.	—	100	Electrometallurgy — South Africa	Polokwane — South Africa(14)
Silicon Smelters (Pty.), Ltd.	—	100	Electrometallurgy — South Africa	Polokwane — South Africa(14)
Silicon Technology (Pty.), Ltd.	—	100	Electrometallurgy — South Africa	South Africa(15)
Thaba Chueu Mining (Pty.), Ltd.	—	74	Electrometallurgy — South Africa	Polokwane — South Africa(14)
Cuarzos Industriales de Venezuela (Cuarzoven), S.A.	—	100	Other segments	Venezuela(16)
Ferroatlántica de Venezuela (FerroVen), S.A.	—	90	Other segments	Venezuela(16)
Actifs Solaires Bécancour, Inc	—	100	Other segments	Canada(17)
Emix, S.A.S.	—	100	Other segments	France(18)
Ferroatlántica Brasil Mineraçao Ltda.	—	70	Other segments	Brazil(19)
FerroAtlántica Canada Company Ltd	—	100	Other segments	Canada(27)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

2. Organization and subsidiaries (Continued)

	Percentage of Ownership
Subsidiary	Direct	Total	Line of Business	Registered Office
Ferroatlántica de México, S.A. de C.V.	—	100	Other segments	Nueva León — Mexico(20)
Ferroatlántica Deutschland, GmbH	—	100	Other segments	Germany(21)
Ferroatlántica I+D, S.L.U.	—	100	Other segments	Madrid — Spain(12)
FerroAtlántica India Private Limited	—	100	Other segments	India(22)
Ferroatlántica y Cía., F. de Ferroaleac. y Metales, S.C.	—	100	Other segments	Madrid — Spain(12)
Ferroatlántica, S.A.U. — Other segments — Energy(A)	—	100	Other segments	Madrid — Spain(12)
FerroAtlántica International Limited(D)	—	100	Other segments	United Kingdom(23)
Ferroglobe Services (UK) Ltd(D)	100	100	Other segments	United Kingdom(23)
FerroManganese Mauritania SARL	—	10	Other segments	Mauritania(24)
Ferroquartz Company Ltd	—	100	Other segments	Canada(25)
Ferroquartz Holdings, Ltd	—	100	Other segments	Hong Kong(26)
FerroQuartz Mauritania SARL	—	90	Other segments	Mauritania(24)
FerroQuébec, Inc.	—	100	Other segments	Canada(27)
FerroTambao, SARL	—	90	Other segments	Burkina Faso(28)
Ferrosolar OPCO Group SL.(C)	—	75	Other segments	Spain(12)
Ferrosolar R&D SL.(C)	—	51	Other segments	Spain(12)
Ganzi Ferroatlántica Silicon Industry Company, Ltd.	—	75	Other segments	Yuanyangba, Kanding Country -Sichuan -China(29)
Globe Metales S.A.(B)	—	100	Other segments	Argentina(30)
Globe Specialty Metals, Inc.(B)	100	100	Other segments	Delaware — USA(31)
Hidro-Nitro Española, S.A. — Other segments — Energy(A)	—	100	Other segments	Madrid — Spain(12)
Mangshi FerroAtlántica Mining Industry Service Company Ltd	—	100	Other segments	Mangshi, Dehong -Yunnan -China(32)
Mangshi Sinice Silicon Industry Company Limited	—	100	Other segments	Mangshi, Dehong -Yunnan -China(32)
Ningxia Yongvey Coal Industrial Co., Ltd.(B)	—	98	Other segments	China(33)

A.    FerroAtlántica, S.A.U. and Hidro Nitro Española, S.A. carry on business activities in both the Electrometallurgy — Europe and Other segments — Energy.

B.
Entered the scope of consolidation during 2015 as a result of the Business Combination.

C.
Entered the scope of consolidation during 2017.

D.
These UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2017. The registered number of Ferroglobe Services (UK) Ltd is 10013945 and FerroAtlantica International Limited is 09150581.

(1)
2125 Country Road 19N, Prattville AL 36067-8262, United States

(2)
332 West Cumberland Gap Pkwy, Suite 100, Corbin KY 40701, United States

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

2. Organization and subsidiaries (Continued)

(3)
1595 Sparling Road, Waterford OH 45786, United States

(4)
324 1/2 Penco Road, Weirton WV 26062, United States

(5)
8555 East Highway 904, Williamsburg KY 40769, United States

(6)
985 Seaway Drive, Suite-A, Fort Pierce FL 34949, United States

(7)
Suite 900, 1959 Upper Water Street, PO Box 997, Halifax NS B3J 2X2, Canada

(8)
6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada

(9)
101 Garner Road, Bridgeport AL 35740, United States

(10)
Route 60 East, Alloy WV 25002, United States

(11)
Lugar San Pedro de Vilanova, s/n — Vedra, A Coruña, Spain

(12)
Pº Castellana , Nº 259-D Planta 49ª, 28046, Madrid, Spain

(13)
517, Av. de la Boisse., Chambery, France

(14)
Beyersnek Road Po Box 657, Polokwane, 0700 ZA, South Africa

(15)
Blairgowrie Drive, PO Box 1, Ballengeich, 2942, South Africa

(16)
Av. Fuerzas Armadas. Sector Punta Cuchillos., Puerto Ordaz (Bolívar), Venezuela

(17)
Yvon-Trudeau Street, Bécancour Québec, Canada

(18)
Parc d'Activités de la Croisière , Saint Maurice La Souterraine, 23300, France

(19)
Rodovia GO 241KM22- CEP 73, Cavalcante, Goiàs, 790-000, Brazil

(20)
Mezcal, 207. Condominios La Antigua (Nuevo León), Mexico

(21)
30, Hatzper Street. — Essen, Germany

(22)
Khaitan & Co. 13th Floor, One Indiabulls Centre, Elephinston Road, India

(23)
5 Fleet Place, London, England, EC4M 7RD, United Kingdom

(24)
C80 , Rue 26014, Ksar Ouest, Nouakchott, Mauritania

(25)
1000 De La Gauchetière Street West, Suite 2500, Montréal H3B 0A2, Canada

(26)
Unit Miramar Tower, 132 Nathan Road, Tsimshatsui, Khowloon, Hong Kong

(27)
32 Plante Street, Port-Cartier Québec G5B 2E4, Canada

(28)
01 BP 5853 Ouagadougou 01, rue Zuug-Suiga nº 929 ZAD, Secteur 30, Tambao, Burkina Faso

(29)
Times Plaza 23 F-9. ZongFu Road, 2. Chengdu (Sichuan), China

(30)
Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

(31)
80 SW 8th Street, Suite 2018, Miami FL 33130, United States

(32)
Mangnong Village, Fengping Town, Mangshi City, Dehong Prefecture, Yunnan Province, China

(33)
Chonggang Industry Zone, Pingluo County, Shizuishan City, Ningxia, China

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

2. Organization and subsidiaries (Continued)

          Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power over the investee to affect the amount of the investor's returns.

          The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

  •
  the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;

  •
  potential voting rights held by the Company, other vote holders or other parties;

  •
  rights arising from other contractual arrangements; and

  •
  any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders' meetings.

          Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

          The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IAS 39 either in the income statement or in the statement of comprehensive (loss) income. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.

          Profit or loss for the period and each component of other comprehensive (loss) income are attributed to the owners of the Company and to the non-controlling interests. The Company attributes total comprehensive (loss) income to the owners of the Company and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

          All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation

          These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (collectively "IFRS") and the Companies Act 2006 applicable to companies reporting under IFRS.

          The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are measured at fair value.

3.1    Going concern

          The Company meets its working capital needs through its cash reserves and banking facilities.

          At December 31, 2017 the Company held cash and cash equivalents of $184,472 thousand and available credit facilities of $200,000 thousand.

          The Company's operations are cash generative, with net cash of $150,375 thousand provided by operating activities during the year ended December 31, 2017 (2016: $121,169 thousand) and free cash flow (net cash provided by operating activities less payments for property, plant and equipment) of $75,759 thousand (2016: $50,050 thousand).

          The Company's principal source of debt finance at December 31, 2017 was $350,000 thousand of senior notes which mature in March 1, 2022. Further details on the senior notes are presented in Note 18 and a contractual maturity analysis of the Company's financial liabilities is presented in Note 27.

          As discussed in Note 30, subsequent to the reporting period, the Company entered into a new revolving credit facility that provides for borrowing of up to $250,000 thousand. Loans under the facility may be borrowed, repaid and reborrowed at any time until the facility's expiration date on February 27, 2021. Following the acquisition of manganese plants during the first quarter of 2018 and the initial working capital investment related to these new facilities, as at the date of approval of these financial statements, $165,069 thousand remained available for drawdown under the new credit facility.

          During the first quarter of 2018, the Company delivered strong sequential growth in revenue and profitability. The Company remains focused on tightly managing its leverage and the conservative management of its balance sheet for the remainder of 2018.

          The Company's forecasts and projections take into account possible changes in trading performance and show that the Company should be able to operate within the current level of available facilities and cash flows from operations. As such, the directors have, at the time of approving the financial statements, a reasonable expectation that the Company and its subsidiaries have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation (Continued)

3.2    Changes in accounting policy

Application of new accounting standards

a)
Standards, interpretations and amendments effective from January 1, 2017, applied by the Company in the preparation of these consolidated financial statements:

•
IAS 12 (Amendment) 'Recognition for Deferred Tax for Unrealized Losses'. This amendment is mandatory for annual periods beginning on or after January 1, 2017, earlier application is permitted.

•
IAS 7 (Amendment) 'Disclosure Initiative'. This amendment is mandatory for annual periods beginning on or after January 1, 2017, earlier application is permitted.

•
Annual improvements cycle to IFRS 2014-2016, beginning on or after January 1, 2017.

          The applications of these amendments have not had any material impact on these consolidated financial statements.

b)
Standards, interpretations and amendments that will be effective for periods beginning on or after January 1, 2018:

•
IFRS 9 'Financial Instruments'. This Standard will be effective from January 1, 2018, earlier applications is permitted.

•
IFRS 15 'Revenue from Contracts with Customers'. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•
IFRS 16 'Leases'. This Standard is applicable for annual periods beginning on or after January 1, 2019, earlier application is permitted, but conditioned to the application of IFRS 15.

•
IFRS 15 (Amendment) 'Clarifications to IFRS 15 Revenue from Contracts with Customers'. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•
IFRS 2 (Amendment) 'Classification and Measurement of Share-based Payment Transactions'. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•
IFRS 4 (Amendment). Applying IFRS 9 'Financial Instruments' with IFRS 4 'Insurance Contracts'. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•
IFRIC Interpretation 22 'Foreign Currency Transactions and Advance Consideration', mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•
IFRIC Interpretation 23 'Uncertainty over Income Tax Treatments', mandatory for annual periods beginning on or after January 1, 2019, earlier application is permitted.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation (Continued)

  •
  IAS 19 (Amendment) 'Plan Amendment, Curtailment or Settlement' This amendment is mandatory for annual periods beginning on or after January 1, 2019, earlier application is permitted

  •
  IAS 40 (Amendment) 'Transfers of Investments Property'. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

  •
  IFRS 10 and IAS 28 (Amendments) 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.' These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

  •
  IFRS 17 'Insurance Contracts'. This Standard is applicable for annual periods beginning on or after January 1, 2021, with early adoption permitted if both IFRS 15 'Revenues from contracts with Customers' and IFRS 9 'Financial Instruments' have also been applied.

  •
  Annual improvements cycle to IFRS 2014-2016, beginning on or after January 1, 2018.

  •
  Annual improvements cycle to IFRS 2015-2017, beginning on or after January 1, 2019.

          Except as set out further below, the Company does not anticipate any significant impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2018, although it is currently still in process of evaluating such application.

Adoption of IFRS 9 — Financial Instruments

          IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets, as well as new rules for hedge accounting. The standard replaces the existing standard, IAS 39 — Financial Instruments: Recognition and Measurement, in its entirety. Ferroglobe will adopt IFRS 9 for the financial reporting period beginning January 1, 2018.

          Classification and measurement: IFRS 9 establishes a principle-based approach for classification of financial assets based on the cash flow characteristics of the asset and the business model in which an asset is held. The Company anticipates no significant changes in the classification of financial assets under this model.

          Derecognition of financial liabilities: IFRS 9 sets out that when the terms of a financial liability are modified without this resulting in derecognition, a gain or loss should be recognized. This modification gain or loss is equal to the difference between the present value of the cash flows under the original and modified terms discounted at the original effective interest rate. Previously, under IAS 39, this gain or loss was amortized over the life of the modified financial liability through the effective interest rate. At January 1, 2018, Ferroglobe has no outstanding financial liabilities that had previously been modified and therefore there is no impact to the Company's statement of financial position upon adoption of IFRS 9. The accounting for any future modifications would follow IFRS 9.

          Impairment: IFRS 9 introduces a forward-looking expected credit loss model that may result in earlier recognition of credit losses than the incurred loss model of IAS 39. Given the short-term

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation (Continued)

nature of the majority of Ferroglobe's financial assets, the low level of credit losses and the Company's active management of credit risk, the Company does not expect a significant impact on adoption of IFRS 9.

          Hedge accounting: IFRS 9 has simplified hedge accounting requirements and more closely aligned them to an entity's risk management strategy. Upon adoption of IFRS 9, Ferroglobe's existing hedge relationship will continue to qualify as an effective cash flow hedge and there will be no impact of the standard on the Company's statement of financial position at January 1, 2018. IFRS 9 has also clarified that when measuring ineffectiveness in a hedging relationship, currency basis is an item that that is present in certain derivatives, such as Ferroglobe's cross currency swap (see Note 19), but not in the hedged item. This difference may result in increased ineffectiveness and volatility in Ferroglobe's profit or loss in the future, but the impact of this is not expected to be material.

Adoption of IFRS 15 — Revenue from Contracts with Customers

          IFRS 15 provides a single model of accounting for revenue arising from contracts with customers, focusing on the identification and satisfaction of performance obligations. The standard replaces all existing revenue standards and interpretations in IFRS. Ferroglobe will adopt IFRS 15 for the financial reporting period beginning January 1, 2018.

          Under IFRS 15, revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service. The transfer of control of silicon metal, silicon-based specialty alloys, ferroalloys and other items sold by the Company usually coincides with title passing to the customer and as guided by the Incoterms. The Company principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The accounting for revenue under IFRS 15 does not, therefore, represent a substantive change from the Company's current practice for recognizing revenue from sales to customers. Ferroglobe has concluded that IFRS 15 will not have a material quantitative impact on the financial results of the Company for the forthcoming financial period. The standard also has no material effect on the Company's net assets as at 1 January 2018 and so no transition adjustment will be presented. Due to new disclosures required by IFRS 15, Ferroglobe expects to provide more detailed disclosure of revenue from contracts with customers in its financial statements for the year ended December 31, 2018. This includes disclosure of revenue disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Adoption of IFRS 16 — Leases

          IFRS 16 provides a new model for lessee accounting in which all leases, other than short-term and small-ticket-item leases, will be accounted for by the recognition on the balance sheet of a right-to-use asset and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation (Continued)

          The Company expects to adopt IFRS 16 on January 1, 2019 using the modified retrospective approach to transition permitted by the standard in which the cumulative effect of initially applying the standard is recognized in opening retained earnings at the date of initial application. The Company's evaluation of the effect of adoption of the standard is ongoing but it is expected that it will have a material effect on the Company's financial statements, increasing the Company's recognized assets and liabilities. It is expected that the presentation and timing of recognition of charges in the income statement will also change as the operating lease expense currently reported under IAS 17, typically on a straight-line basis, will be replaced by depreciation of the right-to-use asset and interest on the lease liability. Information on the group's leases currently classified as operating leases, which are not recognized on the balance sheet, is provided in Note 17.

3.3    Currency

          The Parent's functional currency is the Euro. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates.

          The presentation currency of the Company is U.S. Dollars and as such the accompanying results and financial position have been translated pursuant to the provisions indicated in IAS 21.

          All differences arising from the aforementioned translation are recognized in equity under "Translation differences".

          Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statement when the gain or loss on disposal is recognized.

3.4    Responsibility for the information and use of estimates

          The information in these consolidated financial statements is the responsibility of Ferroglobe's management.

          Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

  •
  the impairment losses on certain assets, including property, plant and equipment and goodwill;

  •
  the useful life of property, plant and equipment and intangible assets;

  •
  the fair value of certain unquoted financial assets;

  •
  the assumptions used in the actuarial calculation of pension liabilities;

  •
  the discount rate used to calculate the present value of certain collection rights and payment obligations;

  •
  provisions for contingencies and environmental liabilities; and

  •
  the calculation of income tax and of deferred tax assets and liabilities.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation (Continued)

          The Company based its estimates and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates. Changes in accounting estimates are applied in accordance with IAS 8.

          At the date of preparation of these consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

3.5    Basis of consolidation

          The financial statements of the Company's subsidiaries are fully consolidated with those of the Parent. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated in consolidation.

          Non-controlling interests in subsidiaries are identified separately from the Company's equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis.

          Other non-controlling interests are initially measured at fair value. Subsequent to the acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

          Changes in the Company's interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Shareholders.

          When the Company loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement, when applicable, the costs on initial recognition of an investment in an associate or a joint venture.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation (Continued)

          When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

3.6    Critical accounting judgements and key sources of estimation uncertainty

          In the application of the Company's accounting policies, which are described in Note 4, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

          The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company's accounting policies

          The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Accounts receivable securitization

          On July 31, 2017, the Company entered into an accounts receivable securitization program (the "Program") where trade receivables held by the Company's subsidiaries in the US, Canada, Spain and France are sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the "SPE").

          The Company has concluded that it does not control the SPE and therefore does not consolidate it.

          When trade receivables are sold to the SPE, the Company derecognizes these financial assets and separately recognizes as assets any rights created in the transfer. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

          Further details of the Program and the Company's judgements in relation to control of the SPE and derecognition of trade receivables are set out in Note 10.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

3. Basis of preparation (Continued)

Key sources of estimation of uncertainty

          The key assumptions concerning the future, and other key sources of estimating uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

          Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Impairment testing for goodwill is carried out at a cash-generating unit level, and the Company performs its annual impairment test at the end of each annual reporting period (December 31). The estimate of the recoverable value of cash-generating units requires significant judgment in the evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on business plans most recently approved by the Board of Directors. The carrying amount of goodwill at the balance sheet date was $205,287 thousand after an impairment loss of $30,618 thousand was recognized during the year ended December 31, 2017. Details of the impairment loss calculation and its sensitivity to changes in assumptions are set out in Note 7.

Pension obligations

          The present value of pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligations. The carrying value of the Company's provision for pensions at December 31, 2017 was $59,195 thousand. Further details on the assumptions used are set out in Note 15.

Provisions and contingent liabilities

          In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters.

          The Company recognizes a provision when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

          Contingent liabilities are disclosed and not recognized.

          Contingent liabilities may develop in a way not initially expected. Therefore, they are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If such an outflow becomes probable, a provision is recognized in the financial statements in the period in which the change in probability occurs.

          Provisions are disclosed in Note 15 and contingent liabilities are disclosed in Note 24.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies

          The principal IFRS accounting policies applied in preparing these consolidated financial statements were in effect at the date of preparation are described below.

4.1    Goodwill

          Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

          Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

  1.
  If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets (liabilities) of the Company amortization, accrual, etc.

  2.
  If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated statement of financial position provided that the fair value at the date of acquisition can be measured reliably.

  3.
  The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

          Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer for future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognized.

          On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

4.2    Other intangible assets

          Other intangible assets are assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal or contractual right or of a legal transaction or were developed by the consolidated companies. Only intangible assets whose value can be measured reliably and from which the Company expects to obtain future economic benefits are recognized in the consolidated statement of financial position.

          Intangible assets are recognized initially at acquisition or production cost. The aforementioned cost is amortized systematically over each asset's useful life. At each reporting date, these assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses, if any. The Company reviews amortization periods and amortization methods for finite-lived intangible assets at the end of each fiscal year.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

          The Company's main intangible assets are as follows:

Development expenditures

          Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and ten years.

          Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

          Power supply agreements are amortized on a straight-line basis over the term in which the agreement is effective.

Rights of use

          Rights of use granted are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Computer software

          Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis over two to five years.

          Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

          Other intangible assets include:

  •
  Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).

  •
  CO2 emissions allowances ("rights held to emit greenhouse gases") which are not amortized, but rather are derecognized when surrendered or sold (see Note 4.20).

4.3    Property, plant and equipment

Cost

          Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

          When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2017, 2016 and 2015 no material borrowing costs were capitalized.

          The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statement for the year in which they are incurred.

          Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

          Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Depreciation

          The Company depreciates property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life

Properties for own use	25 - 50
Plant and machinery	8 - 20
Tools	12.5 - 15
Furniture and fixtures	10 - 15
Computer hardware	4 - 8
Transport equipment	10 - 15

          Land included within property, plant and equipment is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.

Environment

          The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non-current assets.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

4.4    Impairment of property, plant and equipment, intangible assets and goodwill

          In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

          Recoverable amount is the higher of:

  •
  Fair value: the price that would be agreed upon by two independent parties, less estimated costs to sell, and

  •
  Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre-tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

          If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under "Impairment losses" in the consolidated income statement.

          Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as "Other income" in the consolidated income statement.

          The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

4.5    Financial instruments

          Financial assets and financial liabilities are recognized in the Company's statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

          Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

          The main financial assets held by the Company are assets representing collection rights as a result of investments or loans. These rights are classified as current or non-current on the basis of whether they are due to be settled within less than or more than twelve months, respectively, or, if they do not have a specific maturity date (as in the case of marketable securities or investment fund

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

units), whether or not the Company has the intention to dispose of them within less than or more than twelve months.

          The Company classifies financial assets based on the purpose for which they were initially acquired and it reviews the classification at the end of each reporting period.

          The financial assets held by the Company are classified as:

  •
  Loans and receivables:

    Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when cash, goods or services are provided directly to a debtor. They are measured at the principal amount plus the accrued interest receivable. They are classified as non-current assets when they mature within more than twelve months after the end of the reporting period, and as current assets when they mature within less than twelve months from the end of the reporting period.

    Loans and receivables originated by the Company are measured at the principal amount plus the accrued interest receivable, less any impairment losses, i.e. they are measured at their amortized cost.

  •
  Other financial assets:

    These deposits and guarantees are restricted until such time as the conditions of each agreement or tender expire. Deposits and guarantees expiring within twelve months are classified as current items and those expiring in more than twelve months are classified as non-current items.

Derecognition of financial assets

          The Company derecognizes a financial asset when:

  •
  the rights to receive cash flows from the asset have expired; or

  •
  the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

          On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

          If the Company retains substantially all of the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

Financial liabilities

          Amortized cost:

          The main financial liabilities of the Company are held-to-maturity financial liabilities, which are measured at amortized cost. The financial liabilities held by the Company are classified as:

  •
  Bank borrowings, other loans and debt instruments:

    Bank borrowings, other loans and debt instruments are recognized at the amount of proceeds received, net of transaction costs. They are subsequently measured at amortized cost. Borrowing costs are recognized in the consolidated income statement on an accrual basis using the effective interest method and are added to the carrying amount of the liability to the extent that they are not settled in the period in which they arise.

  •
  Trade and other payables:

    Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.

Fair value

          Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability; or in the absence of a principal market, in the most advantageous market for the asset or liability.

          The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

          The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

          All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

  •
  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

  •
  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

  •
  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

          For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 28.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

4.6    Inventories

          Inventories comprise assets (goods) which:

  •
  are held for sale in the ordinary course of business (finished goods);

  •
  are in the process of production for such sale (work in progress); or

  •
  will be consumed in the production process or in the rendering of services (raw materials and spare parts).

          Inventories are stated at the lower of acquisition or production cost and net realizable value. The cost of each inventory item is generally calculated as follows:

  •
  Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.

  •
  Work in progress and finished and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

          Obsolete, defective or slow-moving inventories have been reduced to net realizable value.

          Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

          The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the year in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

          The consumption of inventories is recognized as an expense in "Cost of sales" in the consolidated income statement in the period in which the revenue from their sale is recognized.

4.7    Biological assets

          The Company recognizes biological assets when:

  •
  it controls the asset as a result of past events;

  •
  it is probable that future economic benefits associated with the asset will flow to the entity; and

  •
  the fair value or cost of the asset can be measured reliably.

          Biological assets are measured at fair value less estimated costs to sell.

          The fair value of forestry plantations is based on a combination of the fair value of the land and of the timber plantations with reference to current timber market prices.

          The gains or losses arising on the initial recognition of a biological asset at fair value less costs to sell are included in the consolidated income statement for the period in which they arise.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

4.8    Cash and cash equivalents

          The Company classifies under "Cash and cash equivalents" any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

4.9    Provisions and contingencies

          When preparing the consolidated financial statements, the Parent's directors made a distinction between:

  •
  provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount and/or timing of which are uncertain; and

  •
  contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

          The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 24).

          Provisions are classified as current or non-current based on the estimated period of time in which the obligations covered by them will have to be met. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

          Provisions include provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; and provisions for medium- and long- term employee incentives and the long-service bonus described in Note 15.

Defined contribution plans

          Certain employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

  •
  They are mixed plans covering the benefits for retirement, disability and death of the participants.

  •
  The sponsor undertakes to make monthly contributions of certain percentages of current employees' salaries to external pension funds.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

          The annual cost of these plans is recognized under Staff costs in the consolidated income statement.

Defined benefit plans

          IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

  •
  using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods;

  •
  discounting those benefits in order to determine the present value of the obligation;

  •
  determining the fair value of any plan assets; and

  •
  determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

          The amount recognized as a benefit liability arising from a defined benefit plan is the present value of the obligations, minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

          The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under "Provisions" in the consolidated statement of financial position, on the basis of their expected due payment dates. All plan assets are separately from the rest of the Company's assets.

Environmental provisions

          Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

          The balance of provisions and disclosures disclosed in Notes 15 and 24 reflects management's best estimation of the potential exposure as of the date of preparation of these financial statements.

4.10  Leases

          Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership, which usually has the option to purchase the assets at the end of the lease under the terms agreed upon when the lease was arranged. All other leases are classified as operating leases.

Finance leases

          At the commencement of the lease term, the Company recognizes finance leases as assets and liabilities in the consolidated statement of financial position at amounts equal to the fair value of

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

the leased asset or, if lower, the present value of the minimum lease payments. To calculate the present value of the lease payments the interest rate stipulated in the finance lease is used.

          The cost of assets acquired under finance leases is presented in the consolidated statement of financial position on the basis of the nature of the leased asset. The depreciation policy for these assets is consistent with that for Property, plant and equipment for own use.

          Finance charges are recognized over the lease term on a time proportion basis.

Operating leases

          In operating leases, the ownership of the leased asset and substantially all the risks and rewards relating to the leased asset remain with the lessor.

          Lease income and expenses from operating leases are credited or charged to income on an accrual basis depending on whether the Company acts as the lessor or lessee.

4.11  Current assets and liabilities

          In general, assets and liabilities are classified as current or non-current based on the Company's operating cycle. However, in view of the diverse nature of the activities carried on by the Company, in which the duration of the operating cycle differs from one activity to the next, in general assets and liabilities expected to be settled or fall due within twelve months from the end of the reporting period are classified as current items and those which fall due or will be settled within more than twelve months are classified as non-current items.

4.12  Income taxes

          Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

          The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the income statement because it is determined in accordance with the rules established by the applicable taxation authorities which includes temporary differences, permanent differences, and available credits and incentives.

          The Company's deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and losses, to the extent that it is probably that taxable profit will be available against which the deductible temporary difference and carry-forwards of unused tax credits and losses can be utilized. The deferred tax assets and liabilities that have been recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

          Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

          Income tax expense is recognized in the consolidated income statement, except to the extent that it arises from a transaction which is recognized directly to "consolidated equity", in which case the tax is recognized directly to "consolidated equity."

          Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

4.13  Foreign currency transactions

          Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

          Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to euros at the rates prevailing on that date.

          Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

          Note 4.17 details the Company's accounting policies for these derivative financial instruments. Also, Note 27 to these consolidated financial statements details the financial risk policies of Ferroglobe.

4.14  Revenue recognition

          Revenue includes the fair value of the goods sold or services rendered, excluding any related taxes and deducting any discounts or returns as a reduction in the amount of the transaction. Income is recognized when all of the following conditions are met:

  •
  the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

  •
  the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the entity; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

          In relation to transactions in the electrometallurgy business, ownership is considered to be transferred at the time agreed upon with customers based on the Incoterm clauses applicable to the transaction.

          Income from the energy business is recognized based on the power generated and put on the market at regulated prices, being recognized income when the energy produced is transferred to the system.

          Accordingly, interest income is recognized using the effective interest method. Dividend income is also recognized when the shareholder's rights to receive payment have been established.

4.15  Expense recognition

          Expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

          An expense is recognized in the consolidated income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statement when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.16  Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses

          The Company presents in the consolidated income statement a subtotal 'Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses'. The Company uses this subtotal in their analysis of the performance of the Company. In accordance with IAS 1.85a, modified in December 2014, when an entity presents subtotals, those subtotals shall (i) be composed of line items made up of amounts recognized and measured in accordance with IFRS, (ii) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable, (iii) be consistent from period to period and (iv) not be displayed with more prominence than the subtotals and totals required in IFRS for the statement presenting profit or loss. Consequently, the Company, concluded that the presentation of this subtotal in the face of the consolidated income statement is essential for the understanding the financial performance of the Company.

4.17  Derivative financial instruments

          In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Company uses derivative financial instruments, such as cross currency swaps and interest rate swaps.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

          The Company's derivative financial instruments are set out in Note 19 to these consolidated financial statements and the Company's financial risk management policies are set out in Note 27.

          Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on the nature of the hedge relationship. The gain or loss recognized in respect of derivatives that are not designated and effective as a hedging instrument is recognized in the consolidated income statement in the line item financial derivative gain (loss).

          A derivative with a positive fair value is recognized as a financial asset within the line item other financial assets whereas a derivative with a negative fair value is recognized as a financial liability within the line item other financial liabilities. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Hedge accounting

          The Company designates certain derivatives as cash flow hedges. For further details, see Note 19 of the consolidated financial statements.

          At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

          The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss, and is included in the financial derivative gain (loss) line item.

          Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the income statement as the recognized hedged item.

          Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

4.18  Grants

Grants related to assets

          Grants related to assets correspond primarily to non-refundable grants that are measured at the amount granted or at the fair value of the assets delivered, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received. Income from these grants is recognized on a straight-line basis over the useful life of the assets whose costs they are financing. The amount of the assets and of the grants received are presented separately as assets and liabilities, respectively, within the consolidated statement of financial position.

          The amount of such grants was not material at December 31, 2017 and 2016.

4.19  Termination benefits

          Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken. At December 31, 2017 and 2016, the liabilities related to termination benefits were not material.

4.20  CO2 emission allowances

          CO2 emission allowances are recognized as intangible assets and are measured at cost of acquisition. Allowances acquired free of charge under governmental schemes are initially measured at market value at the date received. At the same time, a grant is recognized for the same amount under "deferred income".

          Emissions allowances are not amortized, but rather are derecognized when surrendered or sold.

          At year end, the Company assesses whether the carrying amount of the allowances exceeds their market value in order to determine whether there are indications of impairment. If there are indications, the Company determines whether these allowances will be used in the production process or earmarked for sale, in which case the necessary impairment losses would be recognized. Impairment losses are reversed when the factors leading to the impairment have ceased to exist.

          A provision for liabilities and charges is recognized for expenses related to the emission of greenhouse gases. This provision is maintained until the company is required to settle the liability by surrendering the corresponding emission allowances. These expenses are accrued as greenhouse gases are emitted.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

          Deferred income in relation to allowances acquired free of charge is recognized as other operating income on a systematic basic over the allowance period. The Company derecognizes allowances surrendered at their carrying amount and recognizes those received at their fair value when received.

4.21  Share-based compensation

          The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

4.22  Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

          Assets and disposal groups classified as held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

          Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

          Assets and disposal groups classified as held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

4.23  Consolidated statement of cash flows

          The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified as follows:

  1.
  Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

  2.
  Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

  3.
  Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

4. Accounting policies (Continued)

  4.
  Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities.

5. Business Combination

          On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. and subsidiaries and Grupo FerroAtlántica. After consummating this transaction, FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations; and, therefore, all companies of Globe (see Note 2) were considered additions to the scope of consolidation of Ferroglobe in 2015. FerroAtlántica is the deemed "accounting acquirer".

          The Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. Under this method of accounting, any excess of (i) the aggregate of the acquisition consideration transferred and any non-controlling interest in Globe over (ii) the aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed was recorded as goodwill. The "Acquisition Consideration" is the fair value on the closing date of the Business Combination of the consideration given. In addition, the value of the Ferroglobe Ordinary Shares issued to Globe Shareholders pursuant to the Business Combination Agreement ("BCA") was determined based on the trading price of the Globe Shares at the date of completion of the transactions.

          The acquisition consideration consisted of the fair value of the Ferroglobe Ordinary Shares issued to Globe Shareholders on the closing date of the Business Combination, plus the portion of the "Replacement awards" that are attributable to pre-combination service of Globe employees.

          Under the terms of the BCA, share-based compensation awards that were issued by Globe and were outstanding and unexercised as of the date of the Business Combination were exchanged with Ferroglobe share-based awards ("Replacement Awards") as follows (see Note 21 — Other Liabilities, for further details regarding our share-based compensation awards):

  •
  Stock Options — Each outstanding Globe stock option was converted into an option to purchase, generally on the same terms and conditions as were applicable to the Globe stock option prior to the Business Combination, a number of Ferroglobe Ordinary Shares equal to the number of Globe Shares subject to such Globe stock option at an exercise price per Ferroglobe Ordinary Share equal to the exercise price per Globe share of such Globe stock option.

  •
  Restricted Stock Units ("RSUs") — Each outstanding RSU was assumed by Ferroglobe and was converted into a Ferroglobe RSU award, generally on the same terms and conditions as were applicable to the Globe RSUs prior to the Business Combination, in respect of the number of Globe Shares equal to the number of Globe Shares underlying such Globe RSUs.

  •
  Stock Appreciation Rights ("SARs") — Each outstanding SAR was assumed by Ferroglobe and was converted into a Ferroglobe SAR, generally on the same terms and condition as

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

5. Business Combination (Continued)

    were applicable to the Globe SARs prior to the Business Combination, in respect of that number of Ferroglobe Ordinary Shares equal to the number of Globe Shares underlying such Globe SAR, at an exercise price per Ferroglobe Ordinary Share (rounded up to the nearest whole cent) equal to the exercise price per Globe share of such Globe SAR.

          The issuance of the "Replacement Awards" was accounted for as a modification of Globe's Share-Based Awards, and the portion of the value of the Replacement Awards that was attributable to pre-combination services of Globe employees is included in the Acquisition Consideration transferred. Compensation expense related to post-combination services will be recognized over the individual vesting periods of the respective "Replacement Awards" and was not included in the combined financial information.

          The value of Replacement Awards was added to the fair value of the Ferroglobe Ordinary Shares to determine the total Acquisition Consideration transferred as follows:

Globe common stock outstanding as of December 23, 2015(1)			73,760
Exchange ratio			1.00
Ferroglobe Ordinary Shares issued as converted			73,760
Globe common stock per share price as of December 23, 2015			$10.80
Fair value of Ferroglobe Ordinary Shares issued pursuant to the Business Combination and estimated value	$	'000	796,608
Replacement Awards — equity settled awards	$	'000	1,430
Acquisition Consideration	$	'000	798,038

(1)
The number of shares of Globe common stock outstanding options was determined immediately prior to the effective time of the Business Combination.

          In accordance with IFRS 3, the fair value of Ferroglobe Ordinary Shares issued to Globe Shareholders pursuant to the Business Combination Agreement was measured on the closing date of the Business Combination at the then-current market price of Globe's common stock.

          The Business Combination was recorded as a business combination under IFRS 3 with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with estimates and assumptions provided by the Company, to estimate the fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including income, market and cost approaches to estimate the fair value of the identifiable net assets acquired.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

5. Business Combination (Continued)

          The following is the final fair value of assets acquired and the liabilities assumed by Ferroglobe in the Business Combination, reconciled to the value of the Acquisition Consideration pursuant to the Business Combination Agreement:

Balances US$'000

ASSETS
Non-current assets
Goodwill	425,413
Other intangible assets	43,746
Property, plant and equipment	584,617
Non-current financial assets	2,521
Deferred tax assets	22,994
Other non-current assets	1,386

Total non-current assets acquired	1,080,677

Current assets
Inventories	117,230
Trade and other receivables	73,753
Current financial assets	4,112
Other current assets	5,231
Cash and cash equivalents	77,709

Total current assets acquired	278,035

Total assets acquired	1,358,712

LIABILITIES
Non-current liabilities
Provisions	33,877
Bank borrowings	100,048
Obligations under finance leases	3,283
Other non-current liabilities	4,451
Deferred tax liabilities	140,435

Total non-current liabilities acquired	282,094
Current liabilities
Provisions	5,439
Bank borrowings	1,167
Obligations under finance leases	2,627
Trade and other payables	58,044
Other current liabilities	66,770

Total current liabilities acquired	134,047

Net assets acquired	942,571

Non-controlling interests	(144,533)

Acquisition consideration	798,038

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

5. Business Combination (Continued)

          Goodwill arose in the Business Combination as the acquisition consideration exceeded the fair value of the identifiable net assets acquired, including identifiable intangible assets. Goodwill is not deductible for tax purposes.

          The purchase price allocation was not final at December 31, 2015 and subsequent changes were made to the fair value of the identifiable net assets acquired. As a result, acquired property, plant and equipment decreased by $40,794 thousand, deferred tax assets increased by $2,972 thousand and deferred tax liabilities decreased by $14,900 thousand, which resulted in an increase to goodwill of $22,922 thousand.

          GSM was included in the scope of consolidation as of December 23, 2015, as indicated above, contributed "2015 — Sales" of $10,898 thousand and "2015 — Profit attributable to the Parent" of $68 thousand.

          In the fiscal year ended December 31, 2015 if GSM had been included in the scope of consolidation from January 1, 2015, GSM would have contributed "2015 — Sales — pro-forma" of $733,916 thousand and "2015 — Losses Attributable to the Parent — pro-forma" of $53,260 thousand. In determining unaudited "pro-forma" data, the Company calculated the depreciation of "Property, plant and equipment" based on the fair values determined in the initial accounting for the Business Combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

          Total expenditures incurred by the Predecessor and/or the Parent for the consummation of the Business Combination totaling $22,132 thousand are included in "Other operating expenses" in the consolidated income statement for 2015 and other costs totaling $9,414 thousand have been recorded as "Equity — Reserves", under IFRS 3.

6. Segment reporting

          Operating segments are based upon the Company's management reporting structure. The Company's operating segments are primarily at a country level as this is how the Chief Operating Decision Maker (CODM) assesses performance and makes decisions about resource allocation. This is due to the integrated operations within each country and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a country level.

          The Company's North America reportable segment is the result of the aggregation of the operating segments of the United States and Canada. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Company's Europe reportable segment is the result of the aggregation of the operating segments of Spain and France. Similar to our United States and Canada operating segments, our Spain and France operating segments are grouped together based on the relative similarity of the EBITDA margins, competitive risks, currency risks (i.e. risks relating to the Euro), operating risks and, given they are each part of the European Union and the European Economic Community, the political and economic environment.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

6. Segment reporting (Continued)

          During 2017, upon further evaluation of the management reporting structure, it was concluded that our reportable segments would be amended to no longer reflect Venezuela as a separate reportable segment. The decision was taken as a result of on-going economic, political and social instability in the region which has resulted in uncertainty surrounding the cash flow generation capacity of our operations. During the year-ended December 31, 2016, due to the uncertainty in Venezuela substantially all assets were impaired. The segment previously recognized 'Electrometallurgy — Venezuela' now forms part of our 'Other segments'. The comparative periods have been restated to conform to the 2017 reportable segment presentation.

          The consolidated income statements at December 31, 2017, 2016 and 2015, by reportable segment, are as follows:

	2017

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Adjustments/ Eliminations(**) US$'000	Total US$'000

Sales	541,143	1,083,200	122,504	60,199	(65,353)	1,741,693
Cost of sales	(303,096)	(690,589)	(81,744)	(33,616)	65,650	(1,043,395)
Other operating income	2,701	12,681	2,868	15,619	(15,670)	18,199
Staff costs	(90,802)	(147,595)	(23,495)	(39,851)	(220)	(301,963)
Other operating expense	(68,537)	(107,130)	(24,462)	(55,955)	16,158	(239,926)
Depreciation and amortization charges, operating allowances and write-downs	(66,789)	(27,404)	(5,788)	(4,557)	9	(104,529)

Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses	14,620	123,163	(10,117)	(58,161)	574	70,079
Impairment losses	(30,618)	—	—	(323)	(16)	(30,957)
Net gain due to changes in the value of assets	—	—	7,222	—	282	7,504
(Loss) gain on disposal of non-current assets	(3,718)	301	(138)	(818)	57	(4,316)
Other (loss) gain	—	(13,604)	—	(2,625)	13,616	(2,613)

Operating (loss) profit	(19,716)	109,860	(3,033)	(61,927)	14,513	39,697
Finance income	448	6,733	404	191,261	(195,138)	3,708
Finance costs	(4,567)	(40,106)	(7,361)	(48,486)	35,108	(65,412)
Financial derivative loss	—	—	—	(6,850)	—	(6,850)
Exchange differences	(191)	5,938	(1,197)	3,730	(66)	8,214

(Loss) profit before tax	(24,026)	82,425	(11,187)	77,728	(145,583)	(20,643)
Income tax benefit (expense)	29,386	(26,031)	2,068	9,692	(294)	14,821

Profit (loss) for the year	5,360	56,394	(9,119)	87,420	(145,877)	(5,822)
Loss (profit) attributable to non-controlling interests	4,734	(370)	(147)	951	(24)	5,144

Profit (loss) attributable to the Parent	10,094	56,024	(9,266)	88,371	(145,901)	(678)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

6. Segment reporting (Continued)

	2016(*)

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Adjustments/ Eliminations(**) US$'000	Total US$'000

Sales	521,192	949,547	142,160	90,337	(127,199)	1,576,037
Cost of sales	(325,254)	(672,026)	(99,124)	(79,912)	132,904	(1,043,412)
Other operating income	362	25,908	3,422	4,713	(8,190)	26,215
Staff costs	(82,032)	(132,440)	(23,589)	(58,577)	239	(296,399)
Other operating expense	(64,606)	(118,269)	(28,834)	(37,964)	5,727	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	(73,530)	(31,730)	(4,732)	(12,818)	(2,867)	(125,677)

Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses	(23,868)	20,990	(10,697)	(94,221)	614	(107,182)
Impairment losses	(193,000)	(1,077)	(8,147)	(59,248)	(6,617)	(268,089)
Net gain (loss) due to changes in the value of assets	—	—	1,896	—	(5)	1,891
Gain (loss) on disposal of non-current assets	—	—	21	446	(127)	340
Other (loss) gain	—	(32,655)	—	(2,514)	35,129	(40)

Operating (loss) profit	(216,868)	(12,742)	(16,927)	(155,537)	28,994	(373,080)
Finance income	1	11,551	744	6,639	(17,399)	1,536
Finance costs	(3,249)	(16,540)	(6,038)	(13,629)	9,205	(30,251)
Exchange differences	(438)	2,436	(2,164)	(3,290)	(57)	(3,513)

(Loss) profit before tax	(220,554)	(15,295)	(24,385)	(165,817)	20,743	(405,308)
Income tax benefit (expense)	9,982	(10,505)	4,433	40,160	2,625	46,695

(Loss) profit for the year	(210,572)	(25,800)	(19,952)	(125,657)	23,368	(358,613)
Loss (profit) attributable to non-controlling interests	6,044	(93)	856	11,827	1,552	20,186

(Loss) profit attributable to the Parent	(204,528)	(25,893)	(19,096)	(113,830)	24,920	(338,427)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

6. Segment reporting (Continued)

	2015(*)

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Adjustments/ Eliminations(**) US$'000	Total US$'000

Sales	10,062	1,174,968	219,890	129,123	(217,453)	1,316,590
Cost of sales	(6,200)	(811,114)	(134,978)	(88,041)	221,597	(818,736)
Other operating income	17	52,211	5,070	2,109	(43,656)	15,751
Staff costs	(1,983)	(148,652)	(24,663)	(30,574)	3	(205,869)
Other operating expense	(276)	(142,867)	(29,237)	(67,347)	39,431	(200,296)
Depreciation and amortization charges, operating allowances and write-downs	(1,183)	(35,255)	(7,744)	(22,492)	(376)	(67,050)

Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses	437	89,291	28,338	(77,222)	(454)	40,390
Impairment losses	—	—	—	(52,042)	—	(52,042)
Net gain (loss) due to changes in the value of assets	—	—	1,336	(2,249)	1	(912)
Gain (loss) on disposal of non-current assets	—	1,468	—	(3,681)	(1)	(2,214)
Other (loss) gain	—	(40,983)	—	9,257	31,379	(347)

Operating profit (loss)	437	49,776	29,674	(125,937)	30,925	(15,125)
Finance income	6	36,206	501	4,869	(40,486)	1,096
Finance costs	(109)	(19,287)	(5,015)	(14,060)	8,066	(30,405)
Exchange differences	(44)	8,617	2,498	24,833	—	35,904

Profit (loss) before tax	290	75,312	27,658	(110,295)	(1,495)	(8,530)
Income tax expense	—	(22,953)	(7,807)	(16,580)	(2,602)	(49,942)

Profit (loss) for the year	290	52,359	19,851	(126,875)	(4,097)	(58,472)
(Profit) loss attributable to non-controlling interests	(41)	(61)	226	9,019	6,061	15,204

Profit (loss) attributable to the Parent	249	52,298	20,077	(117,856)	1,964	(43,268)

(*)
The amounts for prior periods have been re-presented to show the results of the Spanish energy business within income from continuing operations as part of the Other segments, as described in Note 1 to the consolidated financial statements. In addition, the Venezuela segment is reflected as part of the Other segments, as described in Note 6 to the consolidated financial statements.

(**)
The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

6. Segment reporting (Continued)

          The consolidated statements of financial position at December 31, 2017 and 2016, by reportable segment are as follows:

	2017

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Consolidation Adjustments/ Eliminations(*) US$'000	Total US$'000

Goodwill	205,287	—	—	—	—	205,287
Other intangible assets	26,724	20,381	1,505	10,048	—	58,658
Property, plant and equipment	512,003	167,314	64,331	174,326	—	917,974
Financial assets	16,174	69,555	—	6,055	—	91,784
Inventories	100,856	204,240	42,478	13,657	—	361,231
Receivables	165,006	260,612	35,330	833,243	(1,175,756)	118,435
Other assets	20,380	22,767	41,008	23,473	(45,212)	62,416
Cash and cash equivalents	10,886	153,967	6,912	12,707	—	184,472

Total assets	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

Equity	521,819	198,059	62,933	154,947	—	937,758
Deferred income	—	2,034	—	1,138	—	3,172
Provisions	28,602	56,654	11,080	19,156	—	115,492
Bank borrowings and other financial liabilities (excluded finance leases)	—	4,918	—	133,516	—	138,434
Debt instruments	—	—	—	350,270	—	350,270
Obligations under finance leases	1,994	—	—	80,639	—	82,633
Trade payables	321,710	584,542	95,082	380,834	(1,176,336)	205,832
Other non-trade payables	183,191	52,629	22,469	(46,991)	(44,632)	166,666

Total equity and liabilities	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

6. Segment reporting (Continued)

	2016

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Consolidation Adjustments/ Eliminations(*) US$'000	Total US$'000

Goodwill	230,210	—	—	—	—	230,210
Other intangible assets	33,243	18,946	1,355	9,295	—	62,839
Property, plant and equipment	540,794	154,379	58,559	111,807	(83,933)	781,606
Financial assets	—	113,157	—	17,329	(110,769)	19,717
Inventories	73,901	183,868	40,475	20,575	(2,117)	316,702
Receivables	50,000	275,823	34,852	217,307	(354,497)	223,485
Other assets	37,220	30,050	20,285	59,576	(52,257)	94,874
Cash and cash equivalents	38,389	87,997	15,195	55,402	(52)	196,931
Assets and disposal groups classified as held for sale (Note 29)	—	—	—	—	92,937	92,937

Total assets	1,003,757	864,220	170,721	491,291	(510,688)	2,019,301

Equity	646,397	220,948	59,756	(6,798)	(28,261)	892,042
Deferred income	—	2,229	—	1,719	1	3,949
Provisions	29,837	50,482	11,770	11,832	(2,337)	101,584
Bank borrowings and other financial liabilities (excluded finance leases)	—	313,910	29,620	171,395	(5,575)	509,350
Obligations under finance leases	3,181	—	2,055	81,383	(81,382)	5,237
Trade payables	193,128	237,286	49,667	172,230	(463,867)	188,444
Other liabilities	131,214	39,365	17,853	59,530	(36,949)	211,013
Liabilities associated with assets held for sale (Note 29)	—	—	—	—	107,682	107,682

Total equity and liabilities	1,003,757	864,220	170,721	491,291	(510,688)	2,019,301

(*)
These amounts correspond to balances between segments that are eliminated at consolidation.

Other disclosures

Sales by product line

          Sales by product line are as follows:

	2017 US$'000	2016 US$'000	2015 US$'000

Silicon metal	739,618	751,508	592,458
Manganese alloys	363,644	223,451	260,371
Ferrosilicon	266,862	242,788	228,830
Other silicon-based alloys	188,183	173,901	105,702
Silica fume	36,338	37,480	29,660
Other	147,048	146,909	99,569

Total	1,741,693	1,576,037	1,316,590

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

6. Segment reporting (Continued)

Information about major customers

          Total sales of $820,897 thousand, $656,907 thousand, and $524,821 thousand were attributable to the Company's top ten customers in 2017, 2016, and 2015 respectively. During 2017, sales corresponding to Dow Corning Corporation represented 12.2% of the Company's sales (2016: 13.7%). The sales are to the Electrometallurgy — North America and Electrometallurgy — Europe segments. However, during 2015 no single customer represented more than 10% of the Company's sales.

7. Goodwill

          Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1, 2016 US$'000	Impairment (Note 25.5) US$'000	Exchange differences US$'000	December 31, 2016 US$'000	Impairment (Note 25.5) US$'000	Exchange differences US$'000	December 31, 2017 US$'000

Thaba Chueu Mining (Pty.), Ltd.	1,438	(1,612)	174	—	—	—	—
Globe Specially Metals, Inc. (Globe) (see Note 5)	425,413	(193,000)	(2,203)	230,210	(30,618)	5,695	205,287

Total	426,851	(194,612)	(2,029)	230,210	(30,618)	5,695	205,287

          In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash-generating unit may be impaired. Impairment testing for goodwill is done at a cash-generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31). The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on management's business plans.

          During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations. The impairment charge is recorded within the Electrometallurgy — North America reportable segment.

          During the year ended December 31, 2016, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $193,000 thousand related to the partial impairment of goodwill at Globe, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from Globe's business operations. The impairment charge is recorded within the Electrometallurgy — North America reportable segment, of which $178,900 thousand is associated with U.S. cash-generating units and $14,100 thousand is associated with Canadian cash-generating units.

          Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

7. Goodwill (Continued)

used in our impairment analysis. Recoverable value was estimated based on discounted cash flows and market multiples. Estimates under the Company's discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2017, the remaining goodwill for the U.S and Canadian cash-generating units is $172,913 thousand and $32,374 thousand, respectively.

          During the year ended December 31, 2016, the Company recognized an additional goodwill impairment charge of $1,612 thousand associated with its quartz mining business in South Africa, Thaba Chueu Mining (Pty.), Ltd. ("Thaba Chueu"), as a result of its expected future cash flows. In estimating the fair value of Thaba Chueu, we considered cash flow projections using assumptions about overall market conditions, expected domestic sales pricing, and cost reduction initiatives. The impairment charge represented a write-off of the entire goodwill balance at the cash-generating unit, and it is recorded within the Electrometallurgy — South Africa segment.

Key assumptions used in the determination of recoverable value

          In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2017		2016

	U.S.	Canada	U.S.	Canada

Weighted average cost of capital	10.5%	10.5%	9.0%	9.5%
Long-term growth rate	1.5%	1.5%	2.4%	3.0%
Normalized tax rate	27.1%	26.5%	40.0%	26.5%
Normalized cash free net working capital	21.0%	21.0%	15.0%	15.0%

          The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2018-2022), and perpetuity beyond this tranche. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

7. Goodwill (Continued)

Sensitivity to changes in assumptions

          Changing management's assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. The following changes to the assumptions used in the impairment test lead to the following:

		Excess of recoverable value over	Sensitivity on discount rate		Sensitivity on long-term growth rate		Sensitivity on cash flows

	Goodwill	carrying value	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%

Electrometallurgy — U.S.	172.9	239.8	78.8	(62.4)	(7.1)	7.4	(59.3)	59.3
Electrometallurgy — Canada	32.4	—	12.6	(10.0)	(1.1)	1.2	(10.1)	10.1

Total	205.3

          Refer to Note 9 (Property, plant and equipment) for discussion of Management's impairment analysis of long-lived assets and impairments recognized during the year ended December 31, 2017 and 2016.

8. Other intangible assets

          Changes in the carrying amount of other intangible assets during the years ended December 31, 2017 and 2016 are as follows:

	Development Expenditure US$'000	Power Supply Agreements US$'000	Rights of Use US$'000	Computer Software US$'000	Other Intangible Assets US$'000	Accumulated Depreciation (Note 25.3) US$'000	Impairment (Note 25.5) US$'000	Total US$'000

Balance at January 1, 2016	40,536	37,836	19,857	5,881	19,529	(43,129)	(8,891)	71,619
Additions	1,162	—	1,171	—	8,160	(12,649)	(230)	(2,386)
Disposals	—	—	—	—	(5,580)	—	—	(5,580)
Exchange differences	(1,344)	—	(683)	(66)	(325)	1,149	455	(814)

Balance at December 31, 2016	40,354	37,836	20,345	5,815	21,784	(54,629)	(8,666)	62,839
Additions	260	—	55	—	14,472	(8,440)	(443)	5,904
Disposals	—	—	—	(10)	(14,294)	565	—	(13,739)
Transfers from/(to) other accounts	4,044	—	—	—	(150)	(3,894)	—	—
Exchange differences	5,824	—	2,639	242	2,451	(6,353)	(1,149)	3,654

Balance at December 31, 2017	50,482	37,836	23,039	6,047	24,263	(72,751)	(10,258)	58,658

          Development expenditure additions in 2017 and 2016 primarily relate to the development of the "FerroSolar" project, undertaken by several subsidiaries.

          Additions and disposals in other intangible asset in 2017 and 2016 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by several Spanish and French subsidiaries (see Note 4.20).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

8. Other intangible assets (Continued)

          As a result of the business combination with Globe in 2015, the Company acquired a power supply agreement which provides favorable below-market power rates to a United States production facility as well as the computer software system used at all United States subsidiaries.

          The Company was granted certain rights of use on various assets that will have to be returned, free of charges, in successive years. The cost of the assets associated with these concessions is depreciated over the shorter of the useful life of the assets and the period for use and it is estimated that the costs, if any, to be incurred when the assets are handed over will not be significant.

          Refer to Note 9 (Property, plant and equipment) for discussion of Management's impairment analysis of long-lived assets and impairments recognized during the year ended December 31, 2017 and 2016.

9. Property, plant and equipment

          The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2017 and 2016 is as follows:

	Land and Buildings US$'000	Plant and Machinery US$'000	Other Fixtures, Tools and Furniture US$'000	Advances and Property, Plant and Equipment in the Course of Construction US$'000	Mineral Reserves US$'000	Other Items of Property, Plant and Equipment US$'000	Accumulated Depreciation (Note 25.3) US$'000	Impairment (Note 25.5) US$'000	Total US$'000

Balance at January 1, 2016	222,462	1,339,403	5,100	81,028	59,989	30,059	(716,569)	(49,899)	971,573
Additions	488	3,017	801	60,035	—	204	(105,695)	(67,624)	(108,774)
Disposals and other	(600)	(1,448)	—	(688)	—	(7)	1,980	—	(763)
Transfers from/(to) other accounts	4,106	57,345	116	(61,567)	—	—	—	—	—
Exchange differences	(3,015)	(11,594)	28	(2,114)	—	1,947	13,399	4,854	3,505
Transfer to assets and disposal groups classified as held for sale and discontinued operations (see Note 29)	(32,383)	(166,668)	(73)	(26,829)	—	—	141,378	640	(83,935)

Balance at December 31, 2016	191,058	1,220,055	5,972	49,865	59,989	32,203	(665,507)	(112,029)	781,606
Additions	1,665	1,849	2,262	71,204	—	1,455	(94,051)	104	(15,512)
Disposals and other	(202)	(56,475)	(607)	(1,029)	—	(164)	49,403	—	(9,074)
Transfers from/(to) other accounts	5,228	49,892	377	(58,480)	(90)	(58)	3,131	—	—
Exchange differences	16,843	96,709	450	9,225	460	(1,072)	(73,575)	(5,058)	43,982
Additions to the scope of consolidation	1,648	97	—	16,985	—	—	—	—	18,730
Transfer from assets and disposal groups classified as held for sale (see Note 29)	35,058	178,677	79	40,814	—	—	(155,726)	(660)	98,242

Balance at December 31, 2017	251,298	1,490,804	8,533	128,584	60,359	32,364	(936,325)	(117,643)	917,974

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

9. Property, plant and equipment (Continued)

          Additions to the scope of consolidation represents the contribution by the non-controlling interest partner, Blue Power Corporation, S.L. ("Blue Power") to the solar production facility located in Puertollano, Spain.

          During 2017 and 2016 the Company has tested the long-lived assets for impairment of subsidiaries with uncertain cash flows.

          As a result of the economic, political and social instability in Venezuela, uncertainty existed surrounding the cash flow generation capacity of FerroAtlántica de Venezuela, SA. ("FerroVen"). Due to these unfavorable conditions, the Company's management decided to cease export sales at FerroVen until free market conditions are reestablished. Operations are continuing at a reduced level of output with sales made to the local domestic market, however until exports recommence the business is expected to generate minimal or negative cash flows. As a result, in 2016, the Company impaired FerroVen's long-lived assets by $58,472 thousand, mostly relation to property, plant and equipment.

          In 2016, the Company recognized impairment for the South African group mining subsidiary, Thaba Chueu Mining (Pty) Ltd., to the value of $9,176 thousand, comprising goodwill of $1,612 thousand intangible assets of $230 thousand and Property, plant and equipment of $7,334 thousand. The Company based this impairment assessment on the weak generation of expected future cash flows in the coming years, due to the unfavorable market conditions with third parties which was mainly linked to the low quartz prices in the local market.

          During 2016, the Company impaired property, plant and equipment amounting to $1,178 thousand related to abandoned research and development projects.

          During 2017, the Company reversed impairment of $685 thousand related to the Company's hydroelectric facilities. During this same period, impairment was recognized of $581 thousand, which related to the abandonment of minor projects.

          The Company takes out insurance policies to cover the possible risks to which its property, plant and equipment are subject and against which claims might be filed in the pursuit of its business activities. These policies are considered to adequately cover the risks to which the related items were subject at December 31, 2017 and 2016.

  Property, plant and equipment pledged as security

          At December 31, 2017 and 2016, the Company has property, plant and equipment of $660,960 thousand and $597,385 thousand, respectively, pledged as security for outstanding bank loans and other payables.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

9. Property, plant and equipment (Continued)

  Finance leases

          Finance leases held by the Company included in plant and machinery at December 31 are as follows:

	Life (Years)	Time Elapsed (Years)	Historical Cost (Euros)	Cost ($)	Accumulated Depreciation ($)	Carrying Amount ($)	Interest Payable ($)	Lease Payments Outstanding ($)

December 31, 2017 Hydroelectrical installations	10	5.6	109,047	130,780	(84,000)	46,780	—	80,639
December 31, 2016 Hydroelectrical installations(*)	10	4.6	109,047	114,946	(73,866)	41,080	—	81,383

(*)
The balance of the assets and liabilities related to Hydroelectrical installations as of December 31, 2016 was presented as a disposal group held for sale (see Note 29). Refer to Note 17 for minimum finance lease payments by year.

          These assets will revert back to the Spanish State, free of charges, between 2038 and 2060. The costs incurred at the time of the reversal are not deemed to be significant.

Commitments

          Pursuant to the FerroSolar JV Agreement, FerroAtlántica has committed to incur capital expenditures in connection with the joint venture of approximately $62,000 thousand over the next two years. Plans for and financing of further phases are subject to agreement and approval by the parties to the FerroSolar JV Agreement pursuant to specified procedures. To the extent the project continues into further phases, we would expect to commit, in the future and subject to appropriate approval and authorization, to incur approximately $53,500 thousand in joint venture-related capital expenditures in the first year of the second phase.

          At December 31, 2017 and 2016, the Company has capital expenditure commitments totaling $4,598 thousand and $12,493 thousand, respectively, primarily related to maintenance and improvement works at plants and as of December 31, 2016 the addition of 19 MW of annual capacity to existing hydroelectric power plants in Spain.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

10. Financial assets

Other financial assets

          Other financial assets comprise the following at December 31:

	2017

	Non-Current US$'000	Current US$'000	Total US$'000

Other financial assets held with third parties:
Loans and receivables	3,081	—	3,081
Other	86,234	2,469	88,703

Total	89,315	2,469	91,784

	2016

	Non-Current US$'000	Current US$'000	Total US$'000

Other financial assets held with third parties:
Loans and receivables	2,388	—	2,388
Other	3,435	4,049	7,484

Total	5,823	4,049	9,872

          At December 31, 2017, Other includes an amount of $82,638 thousand (2016: $nil) corresponding to an investment in subordinated loan notes issued by a special purpose entity that has purchased accounts receivable from the Company pursuant to a securitization program (see 'Securitization of trade receivables' below). The planned maturity of this amount is July 31, 2020 when the Program term ends.

          At December 31, 2017, loans and receivables are stated net of a provision for impairment of $4,462 thousand in respect of amounts due from non-controlling interests (2016: $4,547 thousand). At December 31, 2016, other financial assets were stated net of a provision for impairment of $1,076 thousand. This amount was written off during the year ended December 31, 2017.

          Non-current loans and receivables primarily relate to payments to local public-sector entities pursuant to local legislation of various subsidiaries, which will be paid back to the subsidiaries or replaced with third-party loans. These accounts are carried at amortized cost.

          The planned long-term maturity of the above non-current loans and receivables at December 31 is as follows:

	2017

	2019 US$'000	2020 US$'000	2021 US$'000	2022 US$'000	Other US$'000	Total US$'000

Other financial assets held with third parties:
Loans and receivables	344	156	161	142	2,278	3,081

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

10. Financial assets (Continued)

	2016

	2018 US$'000	2019 US$'000	2020 US$'000	2021 US$'000	Other US$'000	Total US$'000

Other financial assets held with third parties:
Loans and receivables	404	153	137	141	1,553	2,388

Trade and other receivables

          Trade and other receivables comprise the following at December 31:

	2017 US$'000	2016 US$'000

Trade receivables	67,947	152,303
Trade notes receivable	—	725
Unmatured discounted notes and bills	—	719
Doubtful trade receivables	17,346	14,671
Tax receivables(1)	27,118	17,299
Employee receivables	392	456
Other receivables	16,006	37,904
Less — allowance for doubtful debts	(17,346)	(14,671)

Total	111,463	209,406

(1)
"Tax receivables" is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

          The trade and other receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost. Due to the short-term nature of these receivables, their carrying amount is considered to approximate their fair value. The age of the past-due receivables for which no allowance had been recognized is as follows:

	2017 US$'000	2016 US$'000

0 - 90 days	22,085	54,428
90 - 180 days	5,316	9,011
180 - 360 days	3,938	1,061

	31,339	64,500

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

10. Financial assets (Continued)

          The changes in the allowance for doubtful debts during 2017 and 2016 were as follows:

Allowance US$'000

Balance at January 1, 2016	11,068
Impairment losses recognized (Note 25.3)	7,578
Amounts written off as uncollectible	(3,425)
Exchange differences	(550)

Balance at December 31, 2016	14,671
Impairment losses recognized (Note 25.3)	1,784
Amounts written off as uncollectible	(643)
Exchange differences	1,534

Balance at December 31, 2017	17,346

          Sales to the Company's biggest customer, Dow Corning Corporation, represented 12.2% of the Company's sales during the year ended December 31, 2017 (2016: 13.7%).

Securitization of trade receivables

          On July 31, 2017, the Company entered into an accounts receivable securitization program (the "Program") where trade receivables held by the Company's subsidiaries in the US, Canada, Spain and France are sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the "SPE"). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price. Part of the consideration is received upfront in cash and part is deferred in the form of senior subordinated and junior subordinated loans notes issued by the SPE to the selling entities. Up to $250,000 thousand of upfront cash consideration can be provided by the SPE under the Program, financed by ING Bank N.V., as senior lender and Finacity Capital Management Inc., as intermediate subordinated lender and control party. In respect of trade receivables outstanding at December 31, 2017, the SPE had provided upfront cash consideration of approximately $166,525 thousand. The Program has a three-year term until July 31, 2020.

          During the year ended December 31, 2017, the Company sold approximately $850 million of trade receivables to the SPE. The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $7,256 thousand and has been recognized within finance costs in the consolidated income statement (see Note 25.4).

          As a lender to the SPE, the Company earns interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2017, the Company earned interest of $1,313 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement.

          The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed management fee and an additional servicing fee which entitles the

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

10. Financial assets (Continued)

Company to a residual interest upon liquidation of the SPE. This results in the Company being exposed to variable returns. The additional servicing fee will only be paid out on liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid. During the year ended December 31, 2017, the Company earned $622 thousand of servicing fees from the SPE. The service fee receivables are included in other non-current financial assets in the consolidated statement of financial position and this represents the Company's maximum exposure to loss from this continuing involvement in the transferred assets.

Judgements relating to the consolidation of the SPE

          The Company does not own shares in the SPE or have the ability to appoint its directors. In determining whether to consolidate the SPE, the Company has evaluated whether it has control over the SPE, in particular, whether it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

          Receivables are sold to the SPE under a true sale opinion with legal interest transferred from the Company to the SPE. While the sale of receivables to the SPE is without credit recourse, the Company continues to be exposed to the variability of risks and rewards associated with ownership as it is exposed to credit risk as senior subordinated and junior subordinated lender and it has rights to variable returns in respect of its remuneration as master servicer.

          The Company considers that the returns of the investees in the SPE are affected by the management of the receivables portfolio. In particular, it is the management of any impaired receivables that significantly impacts the variability of the returns of the SPE. The act of servicing receivables on a day-to-day basis does not constitute a relevant activity, as this does not significantly impact the returns of the SPE. The intermediate subordinated lender, has the unabated ability to remove the Company as servicer of impaired receivables and take the decision to sell such receivables, giving it the unilateral power to affect the relevant activities of these receivables and thereby influence the variable returns. Accordingly, the Company has concluded that it does not control the SPE and therefore does not include the SPE in the Company's consolidation.

Derecognition of transferred financial assets

          The Company considers that when receivables are sold to the SPE, it has neither substantially transferred or substantially retained all the variability of risks and rewards associated with ownership of the receivables. The assets are pledged as security under the Senior Loans, therefore the SPV is restricted from selling them. According to that, the Company concludes that control of the assets has not been transferred and it should recognize the assets to the extent of its continuing involvement. This continuing involvement has been considered to equate to the investment in the junior subordinated note, and therefore has been deemed immaterial. At December 31, 2017, the derecognition of trade receivables has resulted in the recognition of loans to the SPE and receivables from the SPE totaling $82,638 thousand in aggregate, presented within other non-current financial assets. These loans and receivables have a contractual maturity of July 31, 2020 and their carrying amount of $82,638 thousand represent the entity's maximum exposure to loss from the SPE. As senior subordinated and junior subordinated lender to the SPE, the

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

10. Financial assets (Continued)

Company has a security interest in the sold receivables. This interest is junior to that of the senior lender, ING Bank N.V. The Company's expected credit loss in respect of these loans is not material.

          The investment in the senior subordinated and junior subordinated loans is carried at fair value with changes in fair value recognized in profit and loss. As of December 31, 2017, the fair value did not differ significantly from the face value of the loans, and the valuation has been considered as level III in the IFRS fair value hierarchy since it is not primarily based on observable inputs. The senior subordinated and junior subordinated loans main characteristics are as follows:

	Amount US$'000	Interest Rate	Currency

Senior subordinated loan	82,345	4%	U.S. Dollars
Junior subordinated loan	293	30%	U.S. Dollars

          The junior subordinated loan ranks fourth in the order of priority of payments, whereas the senior subordinated loan ranks second in the priority of payments after the senior lender tranche. Finacity Capital Management Inc.'s investment in the intermediate subordinated loan ranks third in the order of priority of payments and the maximum investment committed by Finacity Capital Management Inc. amounts to $5,000 thousand.

Factoring without recourse arrangements

          The Company enters into certain factoring without recourse arrangements for trade receivables. There were $3,801 thousand and $100,827 thousand of factored receivables outstanding as of December 31, 2017 and 2016, respectively. These factoring arrangements transfer substantially all the economic risks and rewards associated with the ownership of accounts receivable to a third party and therefore are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

11. Inventories

          Inventories comprise the following at December 31:

	2017 US$'000	2016 US$'000

Finished industrial goods	160,060	116,629
Raw materials in progress and industrial supplies	177,728	176,568
Other inventories	24,902	23,708
Advances to suppliers	170	954
Less — provision for write-downs	(1,629)	(1,157)

Total	361,231	316,702

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

11. Inventories (Continued)

          The changes in the provision for write-downs during 2017 and 2016 were as follows:

Provision for write-downs US$'000

Balance at January 1, 2016	3,210
Charge for the year (Note 25.3)	—
Amount used	(2,048)
Exchange differences	(5)

Balance at December 31, 2016	1,157
Charge for the year (Note 25.3)	405
Amount used	(105)
Exchange differences	172

Balance at December 31, 2017	1,629

          The write-downs in 2017 and 2016 were recognized to adjust the acquisition or production cost to the net realizable value of the inventories. The Company records other than temporary inventory impairment to Cost of sales in the consolidated income statement.

          The Company's purchase commitments totaled approximately $28,467 thousand at December 31, 2017 and $19,956 thousand at December 31, 2016.

          At December 31, 2017 and 2016, approximately $0 and $118,561 thousand respectively, of inventories are secured as collateral for several outstanding loan agreements.

12. Other assets

          Other assets comprise the following at December 31:

	2017			2016

	Non- Current US$'000	Current US$'000	Total US$'000	Non- Current US$'000	Current US$'000	Total US$'000

Guarantees and deposits given	2,022	8	2,030	1,139	—	1,139
Prepayments and accrued income	—	2,977	2,977	—	6,211	6,211
Biological assets	27,279	—	27,279	17,365	—	17,365
Other assets	758	6,941	7,699	1,741	3,599	5,340

Total	30,059	9,926	39,985	20,245	9,810	30,055

          Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The biological assets are measured at fair value (see Note 28).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

13. Equity

Share capital

          Ferroglobe PLC was incorporated on February 5, 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On October 13, 2015, the Company increased its share capital by £50,000 by issuing 50,000 sterling non-voting redeemable preference shares (the "Non-voting Shares") as well as 14 ordinary shares with a par value of $1.00. Subsequently on October 13, 2015, the Company consolidated the 15 ordinary shares at a par value of $1.00 to two ordinary shares with a par value of $7.50, for a total amount of $15.00.

          On December 23, 2015, the Company acquired all of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., par value €1,000 per share, of Grupo FerroAtlántica, in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares, nominal value $7.50 per share, making Grupo FerroAtlántica, a wholly-owned subsidiary of the Company. The Company subsequently redeemed all Non-voting Shares.

          Subsequently on December 23, 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe and all outstanding shares of GSM common stock, par value $0.0001 per share were converted to the right to receive one newly-issued Ferroglobe ordinary share, nominal value $7.50 per share. The ordinary shares were registered by the Company pursuant to a registration statement on Form F-4, which was declared effective by the SEC on August 11, 2015, and trade on the NASDAQ Global Select Market under the ticker symbol "GSM."

          On June 22, 2016 the Company completed a reduction of the share capital and as such the nominal value of each share has been reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

          On November 18, 2016, Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe shareholders.

          During the year ended December 31, 2017, the Company issued 138,578 new ordinary shares, comprising: 108,578 shares issued upon vesting of restricted stock units; and 30,000 shares issued upon exercise of stock options.

          At December 31, 2017, there were 171,976,731 ordinary shares outstanding with a par value of $0.01, for a total issued and outstanding share capital of $1,796 thousand, (2016: 171,838,153 ordinary shares outstanding with a par value of $0.01, for a total issued and outstanding share capital of $1,795 thousand). At December 31, 2017, the Company's largest shareholder was as follows:

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares

Grupo Villar Mir, S.A.U.	94,554,634	55.0%

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

13. Equity (Continued)

Valuation adjustments

          Valuation adjustments comprise the following at December 31:

	2017 US$'000	2016 US$'000

Actuarial gains and losses (Note 15)	(2,998)	(7,509)
Hedging instruments and other (Note 19)	(13,801)	(4,378)

Total	(16,799)	(11,887)

Capital management

          The Company's primary objective is to maintain a balanced and sustainable capital structure through the industry's economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company's growth. The main sources of financing are as follows:

  1.
  cash flow from operations;

  2.
  bank borrowings, including revolving credit facilities;

  3.
  debt instruments, including the senior notes due 2022; and

  4.
  finance leases, predominantly in relation to hydroelectrical installations.

          The Company also focuses on optimizing its working capital, which in 2017 has included the sale of trade receivables pursuant to a securitization programme (see Note 10).

          The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of financial covenants. To maintain or adjust the capital structure, the Company may restructure or issue new borrowings or debt, make dividend payments, return capital to shareholders or issue new shares. Management's review of the Company's capital structure includes monitoring of the leverage ratio, which was as follows at December 31:

	2017 US$'000	2016(***) US$'000	2015 US$'000

Gross financial debt(*)	571,337	514,587	516,976
Cash and cash equivalents	(184,472)	(196,931)	(116,666)

Total net financial debt	386,865	317,656	400,310

Total equity(**)	937,758	892,042	1,294,973
Total net financial debt / total equity	41.25%	35.61%	30.91%

(*)
Gross financial debt comprises bank borrowings, obligations under finance leases, debt instruments and other financial liabilities.

(**)
Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

(***)
At December 31, 2016, net financial debt excludes gross financial debt of $86,959 thousand and cash and cash equivalents of $51 thousand related to the Spanish energy business as these balances were classified as held for sale as at that date (see Note 29). If these balances had been included, net financial debt would have been $404,615 thousand and the net financial debt / equity ratio would have been 45.4%.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

13. Equity (Continued)

          The classification of the Company's gross financial debt between non-current and current at December 31 is as follows:

	2017		2016(*)		2015

	Balance US$'000%		Balance US$'000%		Balance US$'000%

Non-current gross financial debt	458,056	80.17%	269,325	52.34%	320,993	62.09%
Current gross financial debt	113,281	19.83%	245,262	47.66%	195,983	37.91%

Total gross financial debt	571,337	100.00%	514,587	100.00%	516,976	100.00%

(*)
At December 31, 2016, gross financial debt excluded $86,959 thousand related to the Spanish energy business, of which $76,452 thousand would have been presented as non-current and $10,507 thousand would have been presented as current had the business not been classified as held for sale (see Note 29). Had these balances been included, gross financial debt would have been $601,546 thousand.

Dividends

          There were no dividends paid or proposed by the Company during the year ended December 31, 2017.

          During the year ended December 31, 2016, the Company declared four interim dividend payments of $0.08 per share, paid on March 14, August 12, September 28, and December 29, and each totaling $13,747 thousand, respectively, distributed as cash payments through reserves. As of December 31, 2016, all dividends declared were paid.

Non-controlling interests

          The changes in non-controlling interests in the consolidated statements of financial position in 2017 and 2016 were as follows:

Balance US$'000

Balance at January 1, 2016	141,823
Loss for the year	(20,186)
Translation differences and other	3,919

Balance at December 31, 2016	125,556
Loss for the year	(5,144)
Dividends paid to joint venture partner	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	6,750
Translation differences and other	1,922

Balance at December 31, 2017	121,734

          During the year ended December 31, 2017, the non-controlling interest in FerroSolar contributed property, plant and equipment with a fair value of $6,750 thousand, resulting in an increase in property, plant and equipment and a corresponding credit recognized within equity.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

13. Equity (Continued)

          The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

          WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation ("Dow Corning"), an unrelated third party. As part of the sale of the 49% membership interest to Dow Corning, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow Corning and 51% to Globe, which represents each member's ownership interest, at a price equal to WVA's actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow Corning. As of December 31, 2017 and 2016, the balance of non-controlling interest related to WVA was $80,868 thousand and $93,506 thousand, respectively.

          Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP's production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow Corning, which represents each member's ownership interest, at a price equal to QSLP's actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2017 and 2016, the balance of non-controlling interest related to QSLP was $46,830 thousand and $45,349 thousand, respectively.

	2017		2016

	WVA US$'000	QSLP US$'000	WVA US$'000	QSLP US$'000

Statement of Financial Position
Non-current assets	88,532	68,521	69,329	30,410
Current assets	45,269	33,076	34,116	64,307
Non-current liabilities	14,678	14,213	4,226	12,276
Current liabilities	36,359	18,346	16,121	17,016
Income Statement
Sales	161,014	97,697	165,640	96,869
Operating profit	5,947	467	6,197	833
Profit before taxes	5,947	122	6,209	886
Net Income	14,678	42	9,782	886
Cash Flow Statement
Cash flows from operating activities	16,017	7,076	10,012	4,690
Cash flows from investing activities	(2,193)	(5,422)	(8,496)	(6,142)
Cash flows from financing activities	(15,000)	(2)	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	68	—	85
Beginning balance of cash and cash equivalents	1,516	742	—	2,109

Ending balance of cash and cash equivalents	340	2,462	1,516	742

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

14. Earnings (loss) per ordinary share

          Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive.

	2017 US$'000	2016 US$'000	2015(*) US$'000

	(except for share amounts)	(except for share amounts)	(except for share amounts)

Basic loss per ordinary share computation
Numerator:
Loss attributable to the Parent	(678)	(338,427)	(43,268)
Denominator:
Weighted average basic shares outstanding	171,949,128	171,838,153	99,699,262

Basic loss per ordinary share	—	(1.97)	(0.43)

Diluted loss per ordinary share computation
Numerator:
Loss attributable to the Parent	(678)	(338,427)	(43,268)
Denominator:
Weighted average basic shares outstanding	171,949,128	171,838,153	99,699,262
Effect of dilutive securities	—	—	—

Weighted average dilutive shares outstanding	171,949,128	171,838,153	99,699,262

Diluted loss per ordinary share	—	(1.97)	(0.43)

(*)
Due to the exchange in shares outstanding in which the Company acquired all 200,000 of the issued and outstanding ordinary shares from Grupo VM, of FerroAtlántica in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares in connection with the Business Combination (see Note 13 — Equity), the Company considered the 98,078,163 newly-issued shares related to FerroAtlántica, as the Predecessor, as the total shares outstanding for the period from January 1, 2015 to December 23, 2015 (date of Business Combination) for the purposes of calculating average number of shares outstanding.

          Potential ordinary shares of 170,673, 96,236, and 107,913 were excluded from the calculation of diluted earnings (loss) per ordinary share in 2017, 2016, and 2015 respectively because their effect would be anti-dilutive.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions

          Provisions comprise the following at December 31:

	2017			2016

	Non- Current US$'000	Current US$'000	Total US$'000	Non- Current US$'000	Current US$'000	Total US$'000

Provision for pensions	59,195	—	59,195	60,660	216	60,876
Environmental provision	3,121	346	3,467	2,778	305	3,083
Provisions for litigation	—	11,732	11,732	—	—	—
Provisions for third-party liability	7,639	—	7,639	5,822	13	5,835
Other provisions	12,442	21,017	33,459	12,697	19,093	31,790

Total	82,397	33,095	115,492	81,957	19,627	101,584

          The changes in the various line items of provisions in 2017 and 2016 were as follows:

	Provision for Pensions US$'000	Environmental Provision US$'000	Provisions for Litigation in Progress US$'000	Provisions for Third Party Liability US$'000	Other Provisions US$'000	Total US$'000

Balance at January 1, 2016	58,503	2,725	787	7,288	21,560	90,863
Charges for the year	6,009	272	—	—	6,777	13,058
Provisions reversed with a credit to income	—	—	—	(1,765)	(156)	(1,921)
Amounts used	(4,812)	(62)	—	(189)	(2,508)	(7,571)
Provision against equity	(4,297)	—	—	—	—	(4,297)
Transfers from/(to) other accounts	—	—	(787)	—	7,384	6,597
Exchange differences and others	5,473	148	—	501	61	6,183
Transfer to liabilities associated with assets held for sale (see Note 29)	—	—	—	—	(1,328)	(1,328)

Balance at December 31, 2016	60,876	3,083	—	5,835	31,790	101,584

Charges for the year	5,082	133	10,807	2,451	8,440	26,913
Provisions reversed with a credit to income	(1,321)	—	(237)	(181)	(545)	(2,284)
Amounts used	(2,304)	(93)	—	—	(8,818)	(11,215)
Provision against equity	(4,511)	—	—	—	—	(4,511)
Transfers from/(to) other accounts	—	—	931	(12)	(612)	307
Exchange differences and others	1,373	344	231	(454)	1,739	3,233
Transfer from liabilities associated with assets held for sale (see Note 29)	—	—	—	—	1,465	1,465

Balance at December 31, 2017	59,195	3,467	11,732	7,639	33,459	115,492

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

          The main provisions relating to employee obligations are as follows:

France

          These relate to various obligations assumed by FerroPem, S.A.S. with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2017 and 2016 were as follows:

	2017 US$'000	2016 US$'000

Obligations at the beginning of year	29,733	26,834
Current service cost	1,834	1,530
Borrowing costs	383	527
Actuarial differences	(4,570)	2,854
Benefits paid	(1,471)	(972)
Exchange differences	3,859	(1,040)

Obligations at the end of year	29,768	29,733

          At December 31, 2017 and 2016, the effect of a 1% change in the cost of this provision would have resulted in a change to the provision of approximately $3,970 thousand and $1,926 thousand, respectively.

          The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2017:

2017 US$'000

2018	1,485
2019	1,066
2020	1,472
2021	1,211
2022	1,431
Years 2023-2027	9,190

          The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

South Africa

          Defined benefit plans relate to Retirement medical aid obligations and Retirement benefits. Actuarial valuations are performed periodically by independent third parties and in the actuary's opinion the fund was in a sound financial position. The valuation was based upon the amounts as per the latest valuation report received from third party experts.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

Retirement medical aid obligations

          The Company provides post-retirement benefits by way of medical aid contributions for employees and/or dependents.

Retirement benefits

          It is the policy of the Company to provide retirement benefits to all its employees and therefore membership of the retirement fund is compulsory. The Company has both defined contribution and defined benefit plans. The pension fund obligation is recognized in current provisions as the Company will contribute the difference to the plan assets within the next 12 months.

          The changes in this provision in 2017 and 2016 were as follows:

	2017 US$'000	2016 US$'000

Obligations at beginning of year	8,760	7,989
Current service cost	310	307
Borrowing costs	932	817
Actuarial differences	(2,226)	(998)
Benefits paid	(740)	(424)
Exchange differences	836	1,069

Obligations at end of year	7,872	8,760

          At December 31, 2017 and 2016, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $297 thousand and $607 thousand, respectively.

          The breakdown, in percentage, of the plan assets are as follows:

	2017	2016

Cash	47.45%	17.42%
Equity	24.79%	35.31%
Bond	7.66%	13.23%
Property	1.41%	2.76%
International	15.74%	25.47%
Others	2.95%	5.81%

Total	100.00%	100.00%

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

          As of December 31, 2017 and 2016 the Plan assets amounted to $2,248 thousand and $3,532 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2017 US$'000	2016 US$'000

Fair value of plan assets at the beginning of the year	3,532	2,703
Interest income on assets	255	284
Benefits paid	(2,609)	—
Actuarial differences	270	(112)
Other	800	657

Fair value of plan assets at the end of the year	2,248	3,532

Actual return on assets	525	165

Venezuela

Benefit Plan

          The company FerroVen has pension obligations to all of its employees who, once reaching retirement age, have accumulated at least 15 years of service to the company and receive a Venezuelan Social Security Institute (IVSS) pension. In addition to the pension paid by the IVSS, 80% of the basic salary accrued when the pension benefit is awarded is guaranteed and paid by means of a lifelong monthly pension.

          The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2017 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

          The changes in this provision in 2017 and 2016 were as follows:

	2017 US$'000	2016 US$'000

Obligations at the beginning of year	2,955	3,089
Current service cost	158	89
Borrowing costs	2,255	535
Actuarial differences	—	2,262
Benefits paid	(93)	(135)
Exchange differences	(3,392)	(2,885)

Obligations at the end of year	1,883	2,955

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

          The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela

	2017	2016	2017	2016	2017	2016

Salary increase	1.60% - 6.10%	1.60% - 6.10%	8.1%	8.2%	207.25%	60%
Discount rate	2%	2%	10.3%	9.8%	219.54%	76.80%
Expected inflation rate	1.60%	1.60%	7.10%	7.2%	207%	200%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85 - 90 / PA (90)	PA(90)	UP94	UP94
Retirement age	65	65	63	63	63	63

North America

a.
Defined Benefit Retirement and Post-retirement Plans

          Globe Metallurgical Inc. (GMI) sponsors three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

          Quebec Silicon, sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits. The contributory defined benefit pension plan was closed to new participants in December 2013. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada ("CEP") ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

          Benefit Obligations and Funded Status — The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2017 and 2016:

	2017				2016

	USA	Canada			USA	Canada

	Pension Plans US$'000	Pension Plans US$'000	Post- retirement Plans US$'000	Total US$'000	Pension Plans US$'000	Pension Plans US$'000	Post- retirement Plans US$'000	Total US$'000

Benefit obligation	38,195	24,788	8,837	71,820	36,762	21,854	7,382	65,998
Fair value of plan assets	(32,869)	(19,283)	—	(52,152)	(29,711)	(16,859)	—	(46,570)

Provision for pensions	5,326	5,505	8,837	19,668	7,051	4,995	7,382	19,428

          All North American pension and post-retirement plans are underfunded. At December 31, 2017 and 2016, the accumulated benefit obligation was $62,983 thousand and $58,616 thousand for the defined pension plan and $8,837 thousand and $7,382 thousand for the postretirement plans, respectively.

          The assumptions used to determine benefit obligations at December 31, 2017 and 2016 for the North American plans are as follows:

	North America — 2017			North America — 2016

	USA	Canada		USA	Canada

	Pension Plan	Pension Plan	Post- retirement Plan	Pension Plan	Pension Plan	Post- retirement Plan

Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	3.50%	3.60%	3.65%	3.75% - 4.00%	3.95%	4.05%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	SOA RP-2014 Total Dataset Mortality	CPM2014-Private	CPM2014-Private	SOA RP-2014 Total Dataset Mortality	CPM2014-Private	CPM2014-Private
Retirement age	65	62	62	65	65	55

          The discount rate used in calculating the present value of our North American pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2017 and 2016; and the Mercer Proprietary Yield Curve for 2017 and 2016 Quebec Silicon pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

          The Company expects to make discretionary contributions of approximately $1,119 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2018.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

          The following reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2017:

	Pension Plans US$'000	Non-pension Post- retirement Plans US$'000

2018	3,222	230
2019	3,300	233
2020	3,338	232
2021	3,373	240
2022	3,373	240
Years 2023 - 2027	17,689	1,533

          The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company's health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.8% for 2017 and decreasing to an ultimate rate of 4.2% in fiscal 2033. At December 31, 2017 and 2016, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,862 thousand and $1,857 thousand, respectively. At December 31, 2017 and 2016 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,442) thousand and ($1,451) thousand, respectively.

          The changes of this provision in 2017 were as follows:

	2017

	USA	Canada

	Pension Plans US$'000	Pension Plans US$'000	Post-retirement Plans US$'000	Total US$'000

Obligations at the beginning of year	36,762	21,854	7,382	65,998
Service cost	169	136	302	607
Borrowing cost	1,421	873	305	2,599
Actuarial differences	1,782	1,310	463	3,555
Benefits paid	(1,845)	(986)	(163)	(2,994)
Exchange differences	—	1,601	548	2,149
Expenses	(94)	—	—	(94)
Plan amendments	—	—	—	—

Obligations at the end of year	38,195	24,788	8,837	71,820

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

          The plan assets of the defined benefit and retirement and post retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of as of December 31, 2017 and 2016 of the assets by class are:

	2017	2016

Cash	2%	2%
Equity Mutual Funds	45%	46%
Fixed Income Securities	51%	50%
Real Estate Mutual Funds	2%	2%

Total	100%	100%

          For the year ended December 31, 2017, the changes in Plan assets were as follows:

	2017

	USA	Canada

	Pension Plans US$'000	Pension Plans US$'000	Total US$'000

Fair value of plan assets at the beginning of the year	29,711	16,859	46,570
Interest income on assets	1,138	686	1,824
Benefits paid	(1,845)	(986)	(2,831)
Actuarial return on plan assets	3,980	785	4,765
Other	(115)	1,939	1,824

Fair value of plan assets at the end of the year	32,869	19,283	52,152

b.
Other Benefit Plans

          The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

          The Company's subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. The Company agrees to match 25% of participants' contributions up to a maximum of 6% of compensation. Additionally, subsequent to the acquisition of Core Metals, the Company began sponsoring the Core Metals defined contribution plan. Under the plan the Company may make discretionary payments to salaried and non-union participants in the form of profit sharing and matching funds.

          Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

Environmental provision

          Environmental provisions relate to current ($346 thousand) and non-current ($3,121 thousand) environmental rehabilitation obligations.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

15. Provisions (Continued)

Provisions for litigation

          In March 2017, the Company received a demand for mediation from our North American joint venture partner regarding a dispute in relation to the price of coal charged by our subsidiary, Alden, to our North American joint ventures. The parties are engaged in a non-binding mediation process and the Company has recognized a provision of $8,900 thousand during the year ended December 31, 2017 as part of the current portion of Provisions for litigation. The associated expense has been recorded to Other operating expense in the Consolidated Income Statement.

          Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica's purchase of that business in December 2004. The Company has recognized a provision of $2,339 thousand during the year ended December 31, 2017 as part of the current portion of Provisions for litigation. The associated expense has been recorded to Staff costs in the Consolidated Income Statement. See Note 24 for further information.

          The outcome of these disputes, including the amount and timing of any potential settlements, remains uncertain. The provision reflects the Company's best estimate of the expenditure required to settle its present obligations.

Provisions for third-party liability

          Provisions for third-party liability relate to current obligations ($7,639 thousand) relating to health costs for retired employees.

Other provisions

          Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include asset retirement obligations of $8,679 thousand (non-current: $3,958 thousand and current: $4,721 thousand), retained acquisition contingencies of $4,976 thousand, all of which is non-current, and provisions for liabilities related to the emission of greenhouse gases of $7,280 thousand, all of which is current.

16. Bank borrowings

          Bank borrowings comprise the following at December 31:

	2017

	Limit US$'000	Non-Current Amount Drawn Down US$'000	Current Amount Drawn Down US$'000	Total US$'000

Borrowings carried at amortised cost:
Credit facilities	200,000	—	—	—
Other loans		—	1,003	1,003

Total		—	1,003	1,003

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

16. Bank borrowings (Continued)

	2016

	Limit US$'000	Non-Current Amount Drawn Down US$'000	Current Amount Drawn Down US$'000	Total US$'000

Borrowings carried at amortised cost:
Borrowings to finance investments	76,000	8,198	64,545	72,743
Credit facilities	453,000	171,260	166,950	338,210
Discounted bills and notes	8,000	—	719	719
Other loans	10,000	15	9,604	9,619

Total		179,473	241,818	421,291

          On February 15, 2017, the Company issued senior notes with a principal amount of $350,000 thousand (see Note 18 for further details). The proceeds were used primarily to repay existing indebtedness, including borrowings to finance investments and certain credit facilities and other loans.

Amended Revolving Credit Facility

          On February 15, 2017, Ferroglobe PLC and (collectively, together with certain subsidiaries of Ferroglobe party thereto from time to time as co-borrowers, the "Borrowers"), entered into an agreement to amend an existing revolving credit facility held by Globe.

          The Amended Revolving Credit Facility provided for borrowings up to an aggregate principal amount of $200,000 thousand to be made available to the Borrowers in US dollars. During 2017, multicurrency borrowings under the Amended Revolving Credit Facility were available in Euros, Pound Sterling and such other mutually agreeable currencies to be determined in an aggregate amount not to exceed $100,000 thousand. The borrowings under the Amended Revolving Credit Facility were set to mature on August 20, 2018. Subject to certain exceptions, loans under the Amended Revolving Credit Facility were available to be borrowed, repaid and reborrowed at any time.

          At Ferroglobe's option, loans under the Amended Revolving Credit Facility bore interest based on LIBOR ("LIBOR Rate Loans") or the administrative agent's base rate ("Base Rate Loans") plus 4.00% (in the case of LIBOR Rate Loans) and 3.00% (in the case of Base Rate Loans). Interest on Base Rate Loans was payable quarterly in arrears. Interest on LIBOR Rate Loans was payable at the end of each applicable interest period (one, two, three or six month periods) (or at three month intervals if earlier).

          Immediately subsequent to the amendment, on February 15, 2017, borrowings under the Amended Revolving Credit Facility comprised US dollar loans of $84,766 thousand and Euro loans of €29,540 thousand. These loans were repaid over the course of the year ended December 31, 2017.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

16. Bank borrowings (Continued)

          Subsequent to December 31, 2017, Ferroglobe entered into a new revolving credit facility (see Note 30 for further details) and all sums outstanding under the Amended Revolving Credit Facility were repaid in full and the facility cancelled.

Borrowings to finance investments

          Borrowings to finance investments include bank borrowings, secured by guarantee, arranged to finance investments in non-current assets. There were no borrowings to finance investments at December 31, 2017. Borrowings as at December 31, 2016 were as follows:

	2016

	Maturity	Limit US$'000	Non-Current US$'000	Current US$'000	Total US$'000

Corporate finance	2021	14,000	—	13,350	13,350
Sundry investments in South Africa	2018	25,000	—	23,840	23,840
Syndicated financing for sundry investments in France	2018	17,000	8,198	8,199	16,397
Investments in Mangshi plant	2019	14,000	—	13,176	13,176
Acquisition of SamQuarz (Pty.), Ltd.	2018	6,000	—	5,781	5,781
Others		—	—	199	199

Total		76,000	8,198	64,545	72,743

          The agreements for borrowings to finance investments include conditions relating to the achievement of certain financial and equity ratios based on the separate financial statements of the legal entity that is party to the agreement. With the exception of the syndicated credit facilities of FerroPem, S.A.S., Ferroglobe was not in compliance with these covenants and therefore the balances outstanding were presented as current as at December 31, 2016.

Foreign currency exposure of bank borrowings

          The breakdown by currency of bank borrowings at December 31, is as follows:

	2017

	Non-Current Amount Drawn Down US$'000	Current Amount Drawn Down US$'000	Total US$'000

Borrowings in US Dollars	—	992	992
Borrowings in other currencies	—	11	11

Total	—	1,003	1,003

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

16. Bank borrowings (Continued)

	2016

	Non-Current Amount Drawn Down US$'000	Current Amount Drawn Down US$'000	Total US$'000

Borrowings in Euros	54,458	179,900	234,358
Borrowings in US Dollars	125,015	32,283	157,298
Borrowings in other currencies	—	29,635	29,635

Total	179,473	241,818	421,291

Contractual maturity of non-current bank borrowings

          There were no non-current bank borrowings outstanding at December 31, 2017.

          The contractual maturity of non-current bank borrowings at December 31, 2016, was as follows:

	2016

	2018 US$'000	Total US$'000

Borrowings to finance investments	8,198	8,198
Credit facilities	171,260	171,260
Other loans	15	15

Total	179,473	179,473

17. Leases

Obligations under finance leases

          Obligations under finance leases comprise the following at December 31:

	2017			2016

	Non-Current US$'000	Current US$'000	Total US$'000	Non-Current US$'000	Current US$'000	Total US$'000

Hydroelectrical installations (including power lines and concessions)	68,088	12,551	80,639	—	—	—
Other finance leases	1,625	369	1,994	3,385	1,852	5,237

Total	69,713	12,920	82,633	3,385	1,852	5,237

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

17. Leases (Continued)

          The Company's most significant finance lease relates to its rights to use certain hydroelectrical installations. As of December 31, 2016, the Company has a non-current and current balance of $70,876 thousand and $10,507 thousand, respectively, related to its Spanish hydroelectrical installations. The Company signed an agreement for the sale of its Spanish energy business on December 12, 2016 and, as of December 31, 2016, these financial lease obligations were recognized in the account "Liabilities associated with assets held for sale — obligations under financial leases" (see Note 29). Subsequently, the Company did not receive the necessary regulatory approvals for the sale and the financial lease obligations of the Company's Spanish energy business are recognized in "Obligations under finance leases" as of December 31, 2017.

          The detail, by maturity, of the non-current payment obligations under finance leases as of December 31, 2017 is as follows:

	2019 US$'000	2020 US$'000	2021 US$'000	2022 US$'000	Total US$'000

Hydroelectrical installations (including power lines and concessions)	13,173	13,824	14,506	26,585	68,088
Other finance leases	467	446	471	241	1,625

Total	13,640	14,270	14,977	26,826	69,713

Operating leases

          The Company also enters into operating leases, the most significant of which relates to the Company's office leases. Expenses associated with operating leases are recorded in other operating expenses in the consolidated income statement, and the minimum lease payments on operating leases, at December 31, are as follows:

	2017 US$'000	2016 US$'000

Within one year	2,361	1,788
Between one and five years	6,557	5,555
After five years	3,789	2,315

Total	12,707	9,658

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

18. Debt instruments

          Debt instruments comprise the following at December 31:

2017 US$'000

Unsecured notes carried at amortised cost
Principal amount	350,000
Unamortised issuance costs	(10,668)
Accrued coupon interest	10,938

Total	350,270

Amount due for settlement within 12 months	10,938
Amount due for settlement after 12 months	339,332

Total	350,270

          On February 15, 2017, Ferroglobe and Globe (together, the "Issuers") issued $350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022. Issuance costs of $12,116 thousand were incurred. The principal amounts of the Notes issued by Ferroglobe and Globe were $150,000 thousand and $200,000 thousand, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

          At any time prior to March 1, 2019, the Issuers may redeem all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the Issuers may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

          The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Global Exchange Market. The associated indenture of the notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. At December 31, 2017, Grupo VM owned 55% of the Company's issued and outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo VM defaults on the underlying loan.

          The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $378,000 thousand as at December 31, 2017.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

19. Other financial liabilities

          Other financial liabilities comprise the following at December 31:

	2017			2016

	Non-Current US$'000	Current US$'000	Total US$'000	Non-Current US$'000	Current US$'000	Total US$'000

Financial loans from government agencies	10,971	88,420	99,391	85,768	1,592	87,360
Derivative financial instruments	38,040	—	38,040	699	—	699

Total	49,011	88,420	137,431	86,467	1,592	88,059

Financial loans from government agencies

          On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the 'Ministry'), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44.9 million and €26.9 million, respectively, in connection with industrial development projects relating to the Company's solar grade silicon project. The loan of €44.9 million is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26.9 million was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. As of December 31, 2017, the amortized cost of these loans was €72,517 thousand (equivalent to $86,969 thousand).

          The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and May 23, 2018; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. The Company is currently seeking an extension from the Ministry in order to be able to use the proceeds subsequent to May 23, 2018. As of December 31, 2017, the carrying amount of these loans has been presented within current liabilities due to non-compliance with the loan conditions.

          The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

19. Other financial liabilities (Continued)

Derivative financial instruments

          Derivative financial instruments comprise the following at December 31:

	2017 US$'000	2016 US$'000

Derivatives designated as hedging instruments
Cross currency swap	26,219	—
Derivatives not designated as hedging instruments
Cross currency swap	7,429	—
Interest rate swaps	4,392	699

	38,040	699

Cross currency swap

          The Company's operations generate cash flows predominantly in Euros and US dollars. The Company is exposed to exchange rate fluctuations between these currencies as it expects to convert Euros into US dollars to settle a proportion of the interest and principal of the Notes (see Note 18). To manage this currency risk, the Parent Company entered a cross-currency swap (the "CCS") on May 12, 2017 where on a semi-annual basis it will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes.

          The fair value of the CCS at December 31, 2017 was $33,648 thousand (see Note 28).

          The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. This cash flow hedge was assessed to be highly effective at December 31, 2017. During the year ended December 31, 2017, the change in fair value of the CCS has resulted in a loss of $24,171 thousand recognized through other comprehensive income in the valuation adjustments reserve. Amounts transferred from the valuation adjustments reserve to the income statement comprise a loss of $14,791 thousand transferred to exchange differences and a gain of $1,216 thousand transferred to finance costs. At December 31, 2017, a balance of $10,596 thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve and will be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes.

          The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss, resulting in an expense of $6,850 thousand for the year ended December 31, 2017, which is recorded in financial derivative loss in the consolidated income statement.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

19. Other financial liabilities (Continued)

Interest rate swaps

          The Company enters into interest rate swaps to manage the risk of changes in interest rates on certain non-current and current obligations. Since June 30, 2015, the interest rate swaps have been considered as ineffective hedges and as a result the changes in fair value of these derivatives are recognized through profit or loss.

          The following interest rate swaps were outstanding at December 31:

	2017

	Nominal Amount US$'000	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Fair Value US$'000

Lease of hydroelectrical installations	143,916	2022	2.05	6-month Euribor	(4,392)

Total					(4,392)

	2016

	Nominal Amount US$'000	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Fair Value US$'000

Lease of hydroelectrical installations	126,492	2022	2.05	6-month Euribor	(5,576)
Borrowings to finance investments in Chinese subsidiaries	26,353	2019	2.81%	6-month Euribor	(699)

Total					(6,275)

Presented in the statement of financial position as:
Other financial liabilities					(699)
Liabilities associated with assets classified as held for sale					(5,576)

Total					(6,275)

          On February 15, 2017, the interest rate swap related to borrowings to finance investments in Chinese subsidiaries was settled together with the related borrowings.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

20. Trade and other payables

          Trade and other payables comprise the following at December 31:

	2017 US$'000	2016 US$'000

Payable to suppliers	172,566	153,289
Trade notes and bills payable	20,293	4,417

Total	192,859	157,706

21. Other liabilities

          Other liabilities comprise the following at December 31:

	2017			2016

	Non- Current US$'000	Current US$'000	Total US$'000	Non- Current US$'000	Current US$'000	Total US$'000

Payable to non-current asset suppliers	—	5,411	5,411	—	1,105	1,105
Guarantees and deposits	32	2	34	36	—	36
Remuneration payable	—	46,667	46,667	—	34,182	34,182
Tax payables	1,574	17,785	19,359	—	12,403	12,403
Other liabilities	1,930	20,704	22,634	5,701	17,090	22,791

Total	3,536	90,569	94,105	5,737	64,780	70,517

Tax payables

          Tax payables comprise the following at December 31:

	2017			2016

	Non- Current US$'000	Current US$'000	Total US$'000	Non- Current US$'000	Current US$'000	Total US$'000

VAT	—	1,784	1,784	—	1,853	1,853
Accrued social security taxes payable	—	5,095	5,095	—	3,940	3,940
Personal income tax withholding payable	—	1,049	1,049	—	855	855
Other	1,574	9,857	11,431	—	5,755	5,755

Total	1,574	17,785	19,359	—	12,403	12,403

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

21. Other liabilities (Continued)

Share-based compensation

a.      Stock plan

          On May 29, 2016, the Board adopted the Ferroglobe PLC Equity Incentive Plan (the "Plan") and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe for the benefit of selected employees of Ferroglobe and members of its group. Its main purpose is to increase the interest of the employees in Ferroglobe's long term business goals and performance through share ownership. The Plan is an incentive for the employees' future performance and commitment to the goals of Ferroglobe.

          The following share-based payment arrangements were in existence during the current and prior years:

Option Series	Number	Grant Date	Expiration	Exercise Price	Fair Value at Grant Date

Equity Incentive plan	475,090	June 1, 2017	June 1, 2027	nil	$12.39
Equity Incentive plan	17,342	June 20, 2017	June 20, 2027	nil	$11.65
Equity Incentive plan	264,933	November 24, 2016	November 24, 2026	nil	$11.81

          Option amounts above are based on the assumption that the Company will achieve 100% of target performance ROIC and NOPAT conditions described below. A participant may receive 0% to 200% of the option amounts listed above, depending on the financial performance of the Company during the performance period. All options vests when a plan participant's right to receive the share-based payment under the terms of the Plan is no more conditional on the satisfaction of any vesting conditions. All options granted under the Plan have a service condition of three years from the grant date. Performance conditions are linked to 737,902 of the total options issued on June 20, 2017, June 01, 2017 and November 24, 2016, that can be summarized as follows:

  •
  30% total shareholder return ("TSR") relative to a comparator group;

  •
  30% TSR relative to S&P Global 1200 Metals and Mining Index;

  •
  20% return on invested capital ("ROIC"); and

  •
  20% net operating profit after tax ("NOPAT").

          There were no performance obligations linked to 19,463 of the options issued on June 1, 2017 which were issued as deferred share bonus awards.

Fair Value

          The weighted average fair value of the share options granted during the year ended December 31, 2017 was $12.31 (2016: $11.94). The Company estimates the fair value of the stock options using the Stochastic and Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

21. Other liabilities (Continued)

options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant. The Company has recently listed; therefore, a proxy volatility figure was used for the purposes of the valuation. The following assumptions were used to estimate the fair value of Ferroglobe stock options:

Grant date	June 20, 2017	June 01, 2017	November 24, 2016
Grant date share price	$10.50	$10.96	$11.81
Exercise price	Nil	Nil	Nil
Expected volatility	43.15%	43.09	44.83%
Option life	3.00 years	3.00 years	3.00 years
Dividend yield	0%	0%	0%
Risk-free interest rate	1.52%	1.44%	1.39%
Remaining performance period at grant date	2.53	2.58	2.10
Company TSR at grant date	(0.3%)	4.0%	40.0%
Median comparator group TSR at grant date	(7.2%)	(3.7%)	56.4%
Median index TSR at grant date	0.6%	4.8%	45.7%

          At the date of grant for these awards, all of the opening averaging period and some of the performance period had elapsed. The Company's TSR relative to the median comparator group TSR and median index TSR at grant date may impact the grant date fair value; starting from an advantaged position increases the fair value and starting from a disadvantaged position decreases the fair value.

TSR Performance Conditions

          To model the impact of the TSR performance conditions, we have calculated the volatility of the comparator group using the same method used to calculate the Company's volatility, using historical data, where available, which matches the length of the remaining performance period grant date.

          The Company's correlation with its comparator group was assessed on the basis of correlations above 20% being considered significant and incorporated into the valuation model (100% represents perfect positive correlation and 0% represents no correlation).

          There were 492,432 options that were granted during 2017 under the Plan (2016: 264,933). There were no shares that were exercised during 2017 (2016: none). For the year ended December 31, 2017, share-based compensation expense related to this stock plan amounted to $2,405 thousand, which is recorded in Staff costs (2016: $106 thousand).

          Share options outstanding as of December 31, 2017 had a weighted average contractual life 1.96 years (2016: 2.92 years).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

21. Other liabilities (Continued)

b.      Options assumed under Business Combination

          Prior to the Business Combination, shares of Globe common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ. As a result of the Business Combination (see Note 5), each share of Globe common stock was converted into the right to receive one Ferroglobe ordinary share. The shares of Globe common stock were suspended from trading on NASDAQ effective as of the opening of trading on December 24, 2015. Ferroglobe ordinary shares were approved for listing on The NASDAQ Global Market. At the effective time of the Business Combination, GSM stock and stock-based awards were replaced with stock and stock-based awards of Ferroglobe in a one to one exchange.

          There were no new options granted by Globe during the year ended December 31, 2017 or for the year ended December 31, 2016. There were 34,990 options that were exercised and 71,027 share options that expired during the year ended December 31, 2017 (2016: no share options were exercised and 681,288 share options expired).

          A summary of options outstanding is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value

Outstanding as of December 31, 2015	1,310,666	$16.80
Expired	(681,288)	18.83

Outstanding as of December 31, 2016	629,378	$14.59	1.75	$580

Exercised	(34,990)	6.77
Expired	(71,027)	14.54

Outstanding as of December 31, 2017	523,361	$15.12	0.89	$1,774

Exercisable as of December 31, 2017	515,028	$15.10	0.87	$1,774

          As of December 31, 2017, there are total vested options of 515,028 and 8,333 unvested options outstanding (2016: vested options of 588,545 and 40,833 unvested options).

          For the year ended December 31, 2017, share based compensation expense related to stock options under this plan was $4 thousand (2016: $69 thousand). The expense is reported within Staff costs in the consolidated income statement.

c.      Executive bonus plan assumed under Business Combination

          Prior to the Business Combination, Globe also issued restricted stock units under its Executive Bonus Plan which were adopted by Ferroglobe under the Business Combination on a one-for-one basis. The fair value of restricted stock units is based on quoted market prices of the Company's stock at the end of each reporting period. These restricted stock units proportionally vest over three

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

21. Other liabilities (Continued)

years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company's stock price on the date of transfer. For the years ended December 31, 2017 and 2016, no restricted stock units were granted. For the year ended December 31, 2017, 371,570 restricted options were exercised and for the year ended December 31, 2016, 132,457 restricted options were exercised. As of December 31, 2017, and December 31, 2016, restricted stock units of 13,340 and 384,910, respectively, were outstanding.

          For the year ended December 31, 2017, share based compensation expense for these restricted stock units was $343 thousand before tax and $202 thousand after tax (2016: $2,930 thousand before tax and $1,729 thousand after tax). The expense is reported within Staff costs in the consolidated income statement. At the year ended December 31, 2017 and 2016, the liability associated with the restricted stock option is $626 thousand and $4,566 thousand, respectively; of which $626 thousand and $997 thousand are included in other current liabilities, respectively; and $0 and $3,569 thousand included in other non-current liabilities, respectively.

d.      Stock appreciation rights assumed under Business Combination

          Globe issued cash-settled stock appreciation rights ("SARs") as an additional form of incentivized bonus and outstanding SARs were adopted by Ferroglobe under the Business Combination on a one-for-one basis. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company's stock price on the date of exercise and the date of grant. The Company estimates the fair value of SARs using the Black-Scholes option pricing model. There were no SARs granted during the year ended December 31, 2017. There were 209,451 SARs cancelled and 168,135 SARs exercised during the year ended December 31, 2017 (2016: 16,510 SARs granted, 35,725 SARs cancelled and no SARs exercised). As of December 31, 2017, and 2016, there were 1,182,871 and 1,572,274 SARs outstanding, respectively.

          For the year ended December 31, 2017, compensation expense for these SARs was $3,429 thousand before tax and $2,023 thousand after tax) (2016: $1,673 thousand before tax and $987 thousand after tax). As of December 31, 2017 and 2016, the liability associated with the SARs is $5,911 thousand and $2,943 thousand, respectively; of which $5,800 thousand and $2,698 thousand are included in other current liabilities, respectively; and $111 thousand and $245 thousand are included in other non-current liabilities, respectively.

e.      Unearned compensation expense

          As of December 31, 2017, the Company has no unearned pre-tax compensation expense related to non-vested liability classified stock options as all awards are fully vested. Unearned compensation expense represents the minimum expense to be recognized over the grant date vesting terms or earlier as a result of accelerated expense recognition due to remeasurement of compensation cost for liability classified awards. Future expense may exceed the unearned compensation expense in the future due to the remeasurement of liability classified awards. As of December 31, 2017, and 2016, the Company has unearned pre-tax compensation expense of $1 thousand and $5 thousand, respectively; related to non-vested equity classified stock options over a weighted average term of 0.01 and 0.04, respectively.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

22. Tax matters

          The components of current and deferred income tax expense (benefit) are as follows:

	2017 US$'000	2016 US$'000	2015 US$'000

Consolidated income statement
Current income tax
Current income tax charge (credit)	30,491	(14,885)	42,544
Adjustments in current income tax in respect of prior years	753	1,220	—

Total	31,244	(13,665)	42,544

Deferred tax
Origination and reversal of temporary differences	(14,857)	(33,030)	7,398
Impact of tax rate changes	(31,688)	—	—
Adjustments in deferred tax in respect of prior years	480	—	—

	(46,065)	(33,030)	7,398

	(14,821)	(46,695)	49,942

          The Company has significant business operations in Spain, France, South Africa and the United States. The following is a reconciliation of a weighted blended statutory income tax rate to our effective tax rate for the years ended December 31, 2017, 2016, and 2015:

	2017 US$'000	2016 US$'000	2015 US$'000

Accounting profit (loss) before income tax	(20,643)	(405,308)	(8,530)
At weighted effective tax rate of 31% (2016: 31% and 2015: 28%)	(6,399)	(125,645)	(2,388)
	—	—
Other non-taxable income (expenses)	18,374	81,648	19,454
Movements in unprovided deferred tax	7,138	15,326	35,754
US tax rate change	(31,257)	—	—
Differing territorial tax rates	2	(22,949)	4,859
Adjustments in respect of prior periods	1,233	—	—
Other items	(845)	890	—
Permanent differences	(227)	5,196	(4,799)
Incentives and deductions	(3,188)	(1,161)	(2,938)
Total State, local and other taxes	348	—	—

Income tax (expense) benefit	(14,821)	(46,695)	49,942

          The Tax Cuts and Jobs Act ("TCJA") was enacted into law on December 22, 2017. The material impact of the TCJA on the Company's 2017 position was a deferred tax credit of $31.2 million representing the remeasurement of the Company's U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018. In addition, a one-off tax charge of $1.7 million has been included representing the Company's best estimate of its liability for the one-time transition tax imposed by

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

22. Tax matters (Continued)

the TCJA on certain of its historic non-U.S. earnings. Further work will be performed during 2018 to refine this estimate, but any change in the amount provided resulting from this work is not expected to be material. While the Company continues to evaluate the effect of the provisions that will impact 2018, noting that further guidance and regulations on the new legislation are expected to be released during the year, no other significant impacts of the change in law have been identified. Therefore, in future periods the Company's effective tax rate is expected to decrease as a result of the reduction in the U.S. federal tax rate.

Deferred taxes

          The changes in deferred tax assets and liabilities in 2017 and 2016 were as follows:

	Deferred Tax Assets US$'000	Deferred Tax Liabilities US$'000

Balance at January 1, 2016	39,070	191,748
Increases	27,920	9,150
Business combination (Note 5)	337	—
Decreases	(21,056)	(62,128)
Exchange differences	(1,321)	765

Balance at December 31, 2016	44,950	139,535
Discontinued operations	1,948	11,667
Increase	10,805	14,643
Decrease	(4,346)	(47,665)
Exchange differences	2,491	(2,463)

Balance at December 31, 2017	55,848	115,717

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

22. Tax matters (Continued)

          Significant components of the Company's deferred tax assets and liabilities at December 31, 2017 and 2016 consist of the following:

	2017 US$'000	2016 US$'000

Deferred tax assets:
Non-current assets	465	8,822
Provisions	25,534	15,418
Depreciation and amortization charge	6,598	807
Hedging instruments	1,239	199
Tax losses, incentives, reductions and credits carryforwards	20,723	19,391
Other	1,289	313

Total	55,848	44,950

Deferred tax liabilities:
Non-current assets	8,428	—
Depreciation and amortization charge	86,356	132,481
Inventories	243	1,441
Other	20,690	5,613

Total	115,717	139,535

Net total deferred tax asset (liability)	(59,869)	(94,585)

Presented in the statement of financial position as follows:
Deferred tax assets	5,273	44,950
Deferred tax liabilities	65,142	139,535

Net total deferred tax asset (liability)	(59,869)	(94,585)

Management of tax risks

          The Company is committed to conducting its tax affairs consistent with the following objectives:

  (i)
  to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;

  (ii)
  to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and

  (iii)
  to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct

          In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

22. Tax matters (Continued)

might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified.

23. Related party transactions and balances

Balances with related parties — continued operations

          Balances with related parties at December 31 are as follows:

	2017

	Receivables		Payables

	Non-Current US$'000	Current US$'000	Non-Current US$'000	Current US$'000

Inmobiliaria Espacio, S.A.	—	3,033	—	4
Grupo Villar Mir, S.A.U.	—	83	—	—
Enérgya VM Generación, S.L	—	1,420	—	6
Villar Mir Energía, S.L.U.	2,398	35	—	12,065
Espacio Information Technology, S.A.U.	—	—	—	861
Blue Power Corporation, S.L.	—	—	—	29
Other related parties	2	1	—	8

Total	2,400	4,572	—	12,973

	2016

	Receivables		Payables

	Non-Current US$'000	Current US$'000	Non-Current US$'000	Current US$'000

Inmobiliaria Espacio, S.A.	—	2,664	—	1,751
Grupo Villar Mir, S.A.U.	—	6,743	—	—
Marco International Corporation	—	756	—	—
Enérgya VM Generación, S.L	—	—	—	23
Enérgya VM Gestión, S.L	—	1,765	—	—
Villar Mir Energía, S.L.U.	2,108	39	—	5,239
Espacio Information Technology, S.A.U.	—	—	—	130
Alloys International	—	—	—	918
Blue Power Corporation, S.L.	9,845	—	—	—
Key management personnel (Note 26)	—	—	—	22,672
Other related parties	—	4	—	5

Total	11,953	11,971	—	30,738

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

23. Related party transactions and balances (Continued)

Balances with related parties — assets held for sale

	2016

	Receivables		Payables

	Non-Current US$'000	Current US$'000	Non-Current US$'000	Current US$'000

Enérgya VM Generación, S.L	—	2,792	—	—
Villar Mir Energía, S.L.U.	—	—	—	231
Other related parties	—	—	—	23

	—	2,792	—	254

          The short-term loans granted by Grupo VM relate mainly to renewable cash loans earning interest at a market rate and maturing at short term.

          The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest and has a maturity in the short-term that is renewed tacitly upon maturity, unless the parties agreed it's repaid until maturity, extended it automatically for one year.

          A former member of the board of directors until the end of 2016 is affiliated with Marco International Corporation, from which the Company purchases certain raw materials and to whom the Company sells silicon-based alloys.

          During 2016 the loan granted to Blue Power Corporation, S.L. relates mainly to the financing of the new Spanish solar project. This loan accrues a market interest and will be repaid on long-term basis. On February 24, 2017, the loan was novated to OpCo as part of a capital injection by Blue Power to OpCo.

          The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

23. Related party transactions and balances (Continued)

Transactions with related parties and other related parties

          Transactions with related parties in 2017, 2016 and 2015 are as follows:

	2017

	Sales and Operating Income US$'000	Cost of Sales US$'000	Staff costs US$'000	Other Operating Expenses US$'000	Finance Income (Note 25.4) US$'000

Inmobiliaria Espacio, S.A.	—	—	—	2	70
Villar Mir Energía, S.L.U.	—	94,049	—	3,362	—
Espacio Information Technology, S.A.U.	—	—	—	3,807	—
Enérgya VM Generación, S.L	17,222	—	—	226	—
Enérgya VM Gestión, S.L	—	—	—	22	—
Other related parties	—	—	—	1,440	154

Total	17,222	94,049	—	8,859	224

	2016

	Sales and Operating Income US$'000	Cost of Sales US$'000	Staff costs US$'000	Other Operating Expenses US$'000	Finance Income (Note 25.4) US$'000

Inmobiliaria Espacio, S.A.	—	—	—	2	74
Grupo Villar Mir, S.A.U.	403	—	—	—	—
Villar Mir Energía, S.L.U.	45	69,083	—	3,626	—
Espacio Information Technology, S.A.U.	—	—	—	4,049	—
Enérgya VM Generación, S.L	20,553	—	—	503	—
Enérgya VM Gestión, S.L	—	253	—	—	—
Marco International Corporation	765	5,212	—	—	—
Key management personnel (Note 26)	—	—	10,080	—	—
Other related parties	—	—	—	92	—

Total	21,766	74,548	10,080	8,272	74

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

23. Related party transactions and balances (Continued)

	2015

	Sales and Operating Income US$'000	Cost of Sales US$'000	Staff costs US$'000	Other Operating Expenses US$'000	Finance Income (Note 25.4) US$'000

Inmobiliaria Espacio, S.A.	—	—	—	3	170
Enérgya VM Generación, S.L	28,881	—	—	306	—
Grupo Villar Mir, S.A.U.	—	—	—	—	255
Torre Espacio Castellana, S.A.U.	—	—	—	1,138	—
Villar Mir Energía, S.L.U.	66	85,511	—	4,850	—
Espacio Information Technology, S.A.U.	—	—	—	2,581	—
Marco International Corporation	—	360	—	—	—
Key management personnel (Note 26)	—	—	3,909
Other related parties	1	—	—	156	—

Total	28,948	85,871	3,909	9,034	425

          "Cost of sales" of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company's Electrometallurgy — Europe segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroAtlántica's and Hidro Nitro Española's obligations to make payments to VM Enérgia under their respective agreements — for the purchase of energy plus the service charge — amounted to $94,049 thousand, $69,083 thousand and $85,511 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

          "Other operating expenses" relates mainly to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning ('ERP') that some Company entities use; and, and other IT development projects.

          "Sales and operating income" relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $7,419 thousand, $5,155 thousand and $6,686 thousand for the fiscal years ended December 31, 2017, 2016 and 2015 and FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $9,803 thousand, $15,398 thousand and $22,195 thousand for the fiscal years ended December 31, 2017, 2016 and 2015.

          During 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $3,611 thousand from Aurinka and Blue Power Corporation, S.L.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

24. Guarantee commitments to third parties and other contingent assets and liabilities

Guarantee commitments to third parties

          As of December 31, 2017 and 2016, the Company has provided bank guarantees commitments to third parties amounting $18,943 thousand and $43,944 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2017 and 2016 that might arise from the guarantees given would not be material.

Contingent assets

          In 2015, FerroAtlántica filed a claim to recover the initial joint venture contribution of approximately $22,000 thousand from its counterparty in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. There was an arbitration hearing in April 2015 and, on June 10, 2016, an award of $22,000 thousand, plus costs, was confirmed in favor of FerroAtlántica. The defendants have since applied to the Brazilian courts to annul the award and the parties are awaiting an order on the request. While the Company intends to continue to pursue recovery, the Company considers recovery against the claim unlikely due to the apparent financial condition of the respondents and has written off the full amount of the claim as of December 31, 2016 and December 31, 2017.

Contingent liabilities

          In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, we do not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Asbestos claims

          Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A. ("PEM"), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group's purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to our FerroAtlántica Group division pursuant to the 2003 Share Sale and Purchase Agreement under which our FerroAtlántica Group acquired PEM. As of the date of this annual report, approximately 89 such employees have "declared" asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents ("accident du travail") or on administrative recognition of an occupational disease ("maladie professionelle"). Of these, 51 cases are closed, approximately 38 are pending before the French social security agencies or courts and, of the latter, 17 include assertions of "inexcusable negligence" ("faute inexcusable") which, if upheld, may lead to material liability on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. In 2016, FerroPem initiated an arbitration process seeking to enforce indemnification provisions in the Share Sale and Purchase Agreement against Río Tinto France as successor to Pechiney Bâtiments with respect to pending asbestos claims. On July 11, 2017, however, the claims in arbitration were

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

24. Guarantee commitments to third parties and other contingent assets and liabilities (Continued)

denied in their entirety on various grounds, including that the claims were untimely, and Ferropem is without further recourse against Río Tinto. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem's part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant's asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant's ability to prove inexcusable negligence on FerroPem's part. Because of such uncertainties, no reliable estimate can be made at this time of FerroPem's eventual liability in these matters, with exception of three grave cases that have been litigated through the appeal process and in which claimants' assertions of inexcusable negligence were upheld. Liabilities in respect to this matter have been recorded at December 31, 2017 at an estimated amount of $2,339 thousand in Provisions for litigation in progress.

Environmental matters

          On August 31, 2016, the U.S. Department of Justice (the "DOJ") requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the "EPA") alleging certain violations of the Prevention of Significant Deterioration ("PSD") and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI's Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility's existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI's preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government's request that GMI prepare an assessment of Best Available Control Technologies ("BACT") that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. As part of the on-going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment and/or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. GMI's environmental consultants have completed the ventilation study and a Ventilation Evaluation Report documenting the same, which GMI provided to EPA on October 6, 2017. Since that time, GMI and the government have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing. At this time, however, GMI does not know the extent of

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

24. Guarantee commitments to third parties and other contingent assets and liabilities (Continued)

potential injunctive relief or the amount of a civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

25. Income and expenses

25.1  Sales

          Sales by segment for the years ended December 31 are as follows:

	2017 US$'000	2016 US$'000	2015 US$'000

Electrometallurgy — North America	541,143	521,192	10,062
Electrometallurgy — Europe	1,083,200	949,547	1,174,968
Electrometallurgy — South Africa	122,504	142,160	219,890
Other segments	60,199	90,337	129,123
Eliminations	(65,353)	(127,199)	(217,453)

Total	1,741,693	1,576,037	1,316,590

          Sales by geographical area for the years ended December 31 are as follows:

	2017 US$'000	2016 US$'000	2015 US$'000

Spain	253,991	201,403	221,558
Germany	245,152	241,046	230,996
Italy	94,590	90,267	120,016
Other EU Countries	340,877	236,746	314,078
USA	547,309	563,619	208,412
Rest of World	259,774	242,956	221,530

Total	1,741,693	1,576,037	1,316,590

25.2  Staff costs

          The average monthly number of employees (including Executive Directors) was:

	2017 Number	2016 Number	2015 Number

Directors	9	9	9
Senior Managers	274	258	298
Employees	3,735	3,760	3,903

Total	4,018	4,027	4,210

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

25. Income and expenses (Continued)

          Staff costs are comprised of the following for the years ended December 31:

	2017 US$'000	2016 US$'000	2015 US$'000

Wages, salaries and similar expenses	222,733	212,098	133,868
Pension plan contributions	13,631	10,647	8,986
Employee benefit costs	65,599	73,654	63,015

Total	301,963	296,399	205,869

25.3  Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2017 US$'000	2016 US$'000	2015 US$'000

Amortization of intangible assets (Note 8)	8,440	12,649	4,547
Depreciation of property, plant and equipment (Note 9)	94,051	105,695	55,668
Change in impairment losses on uncollectible trade receivables (Note 10)	1,784	7,578	5,305
Change in inventory write-downs (Note 11)	405	—	917
Other	(151)	(245)	613

Total	104,529	125,677	67,050

25.4  Finance income and finance cost

          Finance income is comprised of the following for the year ended December 31:

	2017 US$'000	2016 US$'000	2015 US$'000

Finance income of related parties (Note 23)	224	74	425
Other finance income	3,484	1,462	671

Total	3,708	1,536	1,096

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

25. Income and expenses (Continued)

          Finance costs are comprised of the following for the year ended December 31:

	2017 US$'000	2016 US$'000	2015 US$'000

Interest on debt instruments	28,961	—	—
Interest on loans and credit facilities	15,834	18,630	15,318
Interest on note and bill discounting	7,403	1,503	1,697
Interest on interest rate swaps	2,689	2,525	2,618
Interest on finance leases	2,917	3,186	3,656
Trade receivables securitization expense (Note 10)	7,256	—	—
Other finance costs	352	4,407	7,116

Total	65,412	30,251	30,405

25.5  Impairment losses and net loss (gain) due to changes in the value of assets

          Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2017 US$'000	2016 US$'000	2015 US$'000

Impairment of goodwill (Note 7)	30,618	194,612	—
Impairment of intangible assets (Note 8)	443	230	6,442
Impairment of property, plant and equipment (Note 9)	(104)	67,624	45,600
Impairment of non-current financial assets (Note 10)	—	5,623	—

Impairment losses	30,957	268,089	52,042

(Increase) decrease in fair value of biological assets (Note 28)	(7,504)	(1,891)	(1,336)
(Gain) loss on financial investments	—	—	2,248

Net (gain) loss due to changes in the value of assets	(7,504)	(1,891)	912

25.6  Loss (gain) on disposal of non-current assets

          Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2017 US$'000	2016 US$'000	2015 US$'000

Loss on disposal of intangible assets	503	—	3,350
Gain on disposal of property, plant and equipment	(1,779)	(468)	(1,767)
Loss on disposal of property, plant and equipment	3,733	—	631
Loss on disposal of other non-current assets	1,859	128	—

Total	4,316	(340)	2,214

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

25. Income and expenses (Continued)

25.7  Auditor's remuneration

          The total remuneration of the Company's auditor, Deloitte, and other member firms of Deloitte, for services provided to the Company during the year is set out below:

	2017 US$'000	2016 US$'000	2015 US$'000

Audit of the parent company and consolidated financial statements	4,556	4,459	2,484
Audit of the financial statements of the Company's subsidiaries	298	171	973

Audit fees	4,854	4,630	3,457
Audit-related fees	507	114	27
Fees payable to other auditors	—	225	—
Tax fees	91	284	9
Other fees	—	17	81

Non-audit fees	598	640	117

Total fees	5,452	5,270	3,574

26. Remuneration and other benefits paid to key management personnel

          Remuneration and other benefits paid to the directors, who are the key management personnel of the Company, during the years ended December 31 is as follows:

	2017 US$'000	2016 US$'000	2015 US$'000

Fixed remuneration	5,625	4,494	2,054
Variable remuneration	3,710	3,258	1,658
Contributions to pension plans and insurance policies	215	281	152
Share-based payments	1,738	—	—
Other remuneration	17	177	45

Total	11,305	8,210	3,909

          In addition to the compensation information above, during 2016, fixed remuneration, variable remuneration, contributions to pension plans and insurances policies corresponding to the Company's former Executive Chairman amounted to $1,117 thousand, $749 thousand, and $4 thousand, respectively. In addition, as of December 31, 2016, severance benefits were accrued in the amount of $22,672 thousand, related to the resignation of the former Company's Executive Chairman.

          During 2017, 2016 and 2015, no loans and advances have been granted to key management personnel.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

27. Financial risk management

          Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

          The Company's management model aims to minimize the potential adverse impact of such risks upon the Company's financial performance. Risk is managed by the Company's executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company's operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

          The financial risks to which the Company is exposed in carrying out its business activities are as follows:

a)      Market risk

          Market risk is the risk that the Company's future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials and power.

Foreign currency risk

          Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2017, the Company was not party to any foreign currency forward contracts.

          In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand of senior notes due 2022 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross currency interest rate swap to exchange 55% of the principal and interest payments in US dollars for principal and interest payments in Euros (see Note 19). The Company has designated a proportion of the cross currency swap as a cash flow hedge (see Note 19), with the remainder accounted for at fair value through profit or loss.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

27. Financial risk management (Continued)

Interest rate risk

          Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16) and obligations under finance leases related to hydroelectrical installations (see Note 17).

          During the year ended December 31, 2017, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2017, there was no balance outstanding under its credit facilities.

          Prior to the Business Combination, the Company entered into interest rate swaps to fix the interest payable in respect of its obligations under finance leases until 2022. Details of the interest rate derivative financial instruments at December 31, 2017 and 2016 are included in Note 19 to these consolidated financial statements.

b)      Credit risk

          Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company's main credit risk exposure relates to the following financial assets:

  •
  trade and other receivables; and

  •
  loans and receivables (other financial assets) arising from the Company's accounts receivable securitization program (see Note 10).

          Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

          Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the US, Canada, Spain and France to an accounts receivable securitization programme (see Note 10). This has enabled it to monetize these assets earlier than it did previously and significantly reduce working capital.

c)      Liquidity risk

          The purpose of the Company's liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company's main sources of financing at December 31, 2017 were as follows:

  •
  $350,000 thousand 9.375% senior notes due 2022. The proceeds from the Notes, issued by Ferroglobe and Globe in February 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (see Note 18).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

27. Financial risk management (Continued)

  •
  $200,000 thousand Amended Revolving Credit Facility. Loans under the Amended Revolving Credit Facility were available to be borrowed, repaid and reborrowed until the maturity of the facility in August 2018. Borrowings are available to be used to provide for the working capital and general corporate requirements of the Parent Company and its subsidiaries (including permitted acquisitions and permitted capital expenditures). At December 31, 2017 the full amount of the facility was available for drawdown. Subsequent to year-end, the facility was replaced by a new $250,000 thousand revolving credit facility maturing in February 2021(see Note 30).

  •
  Hydroelectric finance lease. In May 2012, the Company entered into a sale and leaseback agreement with respect to certain hydroelectric assets in Spain. The lease payments are due in 120 installments from May 2012 to maturity in May 2022 (see note 17).

          To ensure that there are sufficient funds available for the Company to repay its financial obligations as they fall due, each year the Company's Financial Planning and Analysis department prepares a financial budget that is approved by the Board of Directors and details all financing needs and how such financing will be provided. The budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements.

Quantitative information

i. Interest rate risk:

          At December 31, the Company's interest-bearing financial liabilities were as follows:

	2017

	Fixed rate US$'000	Floating rate US$'000	Total US$'000

Bank borrowings	—	1,003	1,003
Obligations under finance leases	—	82,633	82,633
Debt instruments	350,270	—	350,270
Other financial liabilities(*)	86,238	13,153	99,391

	436,508	96,789	533,297

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

27. Financial risk management (Continued)

	2016

	Fixed rate US$'000	Floating rate US$'000	Total US$'000

Bank borrowings	—	421,291	421,291
Obligations under finance leases	—	5,237	5,237
Debt instruments	—	—	—
Other financial liabilities(*)	75,797	11,563	87,360

	75,797	438,091	513,888

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

          In respect of the above financial liabilities, at December 31, 2017, the Company had floating to fixed interest rate swaps in place covering 83% of its exposure to floating interest rates (2016: 3%). The increase in the proportion of floating rate financial liabilities covered by interest rate swaps reflects that in February 2017 the Company completed a comprehensive refinancing, replacing floating rate debt with fixed rate debt, and that at December 31, 2016, the Company's obligations under finance leases related to the Spanish energy business and related interest rate swaps were separately classified on the balance sheet as part of a disposal group held for sale (see Note 29).

Analysis of sensitivity to interest rates

          At December 31, 2017, given that the majority of the Company's interest-bearing financial liabilities are at fixed interest rates and that the Company has interest rate swaps in place in respect of substantially all of its obligations under finance leases, management do not consider that there are reasonably possible changes in interest rates that would have a material impact on the Company's profitability.

          At December 31, 2016, the Company performed a sensitivity analysis for floating rate financial liabilities that, taking into consideration the February 2017 refinancing discussed in Notes 16 and 18, indicated that an increase of 1% in interest rates would have given rise to additional borrowing costs of $1.8 million in 2017.

ii. Foreign currency risk:

Notes and cross currency swap

          The Parent Company is exposed to exchange rate fluctuations as it has a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company has entered into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. As discussed in Note 19, the notional amount of the cross currency swap exceeds the principal amount of the Parent Company's debt instruments by $42,500 thousand and therefore a portion of the cross currency swap is not designated as a hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $5,831 thousand in respect of the portion of the cross currency swap accounted for at fair value through profit or loss.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

27. Financial risk management (Continued)

Foreign currency swaps in relation to trade receivables and trade payables

          The proportion of foreign currency accounts receivable and accounts payable for which foreign currency swaps had been arranged were as follows at December 31:

	2017	2016

Percentage of accounts receivable in foreign currencies for which currency swaps have been arranged	—%	13.7%
Percentage of accounts payable in foreign currencies for which currency swaps have been arranged	—%	2.5%

          At December 31, 2017, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable. The fair value of outstanding foreign currency swaps at December 31, 2016, was €(0.8) million.

          The sensitivity of the Company's profit or loss to the impact of changes in the foreign exchange rates on its foreign currency swaps is as follows:

	2017	2016

+10% (appreciation of the Euro)	—	2.5
–10% (depreciation of the Euro)	—	(2.5)

          Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, exchange differences on these items would be partly offset by the above changes in fair value of its derivatives.

iii. Liquidity risk:

          The table below summarises the maturity profile of the Company's financial liabilities at December 31, 2017, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2017

	Less than 1 year US$'000	Between 1 - 2 years US$'000	Between 2 - 5 years US$'000	After 5 years US$'000	Total US$'000

Bank borrowings	1,003	—	—	—	1,003
Finance leases	15,379	15,504	58,225	—	89,108
Debt instruments	32,813	32,813	432,031	—	497,656
Financial loans from government agencies	88,127	2,362	2,349	1,056	93,894
Derivative financial instruments	595	203	18,108	—	18,906
Payables to related parties	12,973	—	—	—	12,973
Trade and other payables	192,859	—	—	—	192,859

	343,749	50,882	510,713	1,056	906,399

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

27. Financial risk management (Continued)

          The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2017

	Less than 1 year US$'000	Between 1 - 2 years US$'000	Between 2 - 5 years US$'000	After 5 years US$'000	Total US$'000

Inflows	18,198	17,996	237,526	—	273,720
Outflows	(18,793)	(18,199)	(255,634)	—	(292,626)

Net cash flow	(595)	(203)	(18,108)	—	(18,906)

Discounted at the applicable interbank rates	(995)	(985)	(36,060)	—	(38,040)

Changes in liabilities arising from financing activities

          The changes in liabilities arising from financing activities during the year ended December 31, 2017, were as follows:

	January 1, 2017 US$'000	Reclassification of business held for sale(*) US$'000	Changes from financing cash flows US$'000	Effect of changes in foreign exchange rates US$'000	Changes in fair values US$'000	Other changes US$'000	December 31, 2017 US$'000

Bank borrowings	421,291	—	(426,641)	1,916	—	4,437	1,003
Obligations under finance leases	5,237	81,383	(14,610)	10,623	—	—	82,633
Debt instruments	—	—	337,383	—	—	12,887	350,270
Financial loans from government agencies (Note 19)	87,360	—	—	12,031	—	—	99,391
Derivative financial instruments (Note 19)	699	5,576	—	1,971	31,614	(1,820)	38,040

Total liabilities from financing activities	514,587	86,959	(103,868)	26,541	31,614	15,504	571,337
Proceeds from stock option exercises			180
Other amounts paid due to financing activities			(9,709)

Net cash (used) by financing activities			(113,397)

(*)
Liabilities associated with the Spanish energy business were separately presented in the consolidated statement of financial position at December 31, 2016, as part of a disposal group held for sale. The business ceased to be classified as held for sale during the year ended December 31, 2017 (see Note 29).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

28. Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

          The following table provides the fair value measurement hierarchy of the Company's assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2017

	Total US$'000	Quoted prices in active markets (Level 1) US$'000	Significant observable inputs (Level 2) US$'000	Significant unobservable inputs (Level 3) US$'000

Other non-current assets (Note 12):
Biological assets	27,279	—	—	27,279
Other non-current financial liabilities (Note 19):
Derivative financial instruments — cross currency swap	(33,648)	—	(33,648)	—
Derivative financial instruments — interest rate swaps	(4,392)	—	(4,392)	—

	December 31, 2016

	Total US$'000	Quoted prices in active markets (Level 1) US$'000	Significant observable inputs (Level 2) US$'000	Significant unobservable inputs (Level 3) US$'000

Other non-current assets (Note 12):
Biological assets	17,365	—	—	17,365
Other non-current financial liabilities (Note 19):
Derivative financial instruments — interest rate swaps	(699)	—	(699)	—
Liabilities associated with assets held for sale (Note 29):
Derivative financial instruments — interest rate swaps	(6,630)	—	(6,630)	—

Cross currency swap

          The cross currency swap is valued using a discounted cash flow technique. The valuation model incorporates foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies and forward interest rates. The valuation also incorporates a credit risk adjustment, calculated based on credit spreads derived from current credit default swap prices (see Note 19).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

28. Fair value measurement (Continued)

Interest rate swaps

          Interest rate swaps are valued using a discounted cash flow technique. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Biological assets

          Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The timber farms plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The main assumptions used include the number of hectares planted and the age and average annual growth of the plantations. The changes in the fair value of this asset are recognized in the income statement in the line "net gain (loss) due to changes in the value of assets" (see Note 25.5).

          The methodology for determining the fair value has been applied on a consistent basis in the current and prior year and the key assumptions are as follows:

  •
  the arm's length price (market price) used by the market for wood of varying ages;

  •
  the wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations; and

  •
  the density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

          The changes fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3 US$'000

January 1, 2016	13,767

Gain recognized in profit or loss (Note 25.5)	1,891
Translation differences	1,707
December 31, 2016	17,365

Gain recognized in profit or loss (Note 25.5)	7,504
Translation differences	2,410

December 31, 2017	27,279

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

29. Non-current assets held for sale

Plan to dispose of Spanish energy business

          On December 12, 2016, the Company entered into a sale agreement to dispose of its Spanish energy business. The assets and associated liabilities of this business were classified as held for sale in the balance sheet at December 31, 2016. Subsequently, in July 2017, the Company announced that it did not receive the required regulatory approvals to divest of its Spanish energy business and although it will continue to explore all options to capture the full value of these assets, completion of the previously announced sale is no longer considered to be highly probable. Accordingly, the Company in the second quarter of 2017 ceased to classify the assets and liabilities of the business as held for sale.

          In accordance with IFRS 5, the Company ceased to recognize depreciation expense in relation to its Spanish energy business while it was classified as held for sale. When the business ceased to be classified as held for sale, the Company recorded an adjustment of $2,608 thousand to the carrying amount of its assets, equivalent to the depreciation that would have been charged if the business had not been classified as held for sale. This loss is charged in the income statement within the line item "other loss".

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

29. Non-current assets held for sale (Continued)

          As at December 31, 2016, the assets of the Spanish energy business classified as held for sale and associated liabilities were as follows:

2016 US$'000

ASSETS
Non-current assets
Property, plant and equipment	83,935
Deferred tax assets	1,948
Other non-current assets	582

Total non-current assets	86,465
Current assets
Inventories	32
Trade and other receivables	3,596
Current receivables from related parties	2,792
Other current assets	1
Cash and cash equivalents	51

Total current assets	6,472

Assets and disposal groups classified as held for sale	92,937

LIABILITIES
Non-current liabilities
Provisions	89
Obligations under finance leases	70,876
Other financial liabilities	5,576
Deferred tax liabilities	11,667

Total non-current liabilities	88,208
Current liabilities
Provisions	1,265
Obligations under finance leases	10,507
Payables to related parties	254
Trade and other payables	3,651
Other current liabilities	3,797

Total current liabilities	19,474

Liabilities associated with assets held for sale	107,682

          The assets held for sale and associated liabilities shown in the table above are presented after the elimination of intercompany balances with other subsidiaries of Ferroglobe.

Other financial liabilities

          Other financial liabilities comprise the fair value of interest rate swaps, which were taken out to hedge the risk of changes in interest rates of finance leases for hydroelectrical installations. As

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

29. Non-current assets held for sale (Continued)

detailed in Note 19, since June 30, 2015, these interest rate swaps have been considered ineffective for the purposes of hedge accounting and as a result the changes in their fair value have been recognized in the income statement.

Obligations under financial leases

          Obligations under financial leases comprise a finance lease that relates to the Company's rights to use certain hydroelectrical installations. This lease expires in 2022, ten years from the date on which it was entered into, and bears interest at a variable market rate.

          The minimum lease payments on hydroelectrical installation finance leases at December 31, 2016 are as follows:

2016 US$'000

Within one year	10,507
Between one and five years	47,510
After five years	23,366

Total	81,383

30. Events after the reporting period

Biological Assets in South Africa

          In January 2018, the Board of Directors of the Company authorized the potential divestiture or alternative strategic transaction of biological assets in South Africa. The Company considers these assets non-core. Any potential transaction regarding these assets may require certain regulatory approvals, which, along with other factors, may not result in successful completion.

Acquisition of Glencore's European manganese plants in France and Norway

          On February 1, 2018, Ferroglobe completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France), after receiving the necessary regulatory approvals in France, Germany and Poland. The new subsidiaries have been renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. Ferroglobe has completed the acquisition through Grupo FerroAtlántica.

          The acquisition of the Glencore plants in France and Norway represents a unique opportunity for Ferroglobe to increase its size in the manganese alloys industry, becoming one of the world's largest producers with over half a million tons of sales of ferromanganese and silicomanganese. In 2016, the combined sales of these plants were approximately 160,000 tons of ferromanganese and 110,000 of silicomanganese. During the same year, Ferroglobe sold approximately 135,000 tons of ferromanganese and 132,000 tons of silicomanganese.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2016, and 2015

30. Events after the reporting period (Continued)

          The integration of the acquired assets allows Ferroglobe to consolidate a network of manganese alloy plants in Europe, to diversify its manganese alloy production base and to capture cost improvements through the sharing of best practices and the optimization of logistics flows. It also provides significant advantages to our customers as Ferroglobe is better positioned to serve multiple locations in a more agile and responsive manner.

          Simultaneously with the acquisition, Glencore and Ferroglobe have entered into exclusive agency arrangements for the marketing of Ferroglobe's manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years.

          The acquisition price for the two facilities included an up-front payment satisfied on closing plus an earn-out payment, payable over eight and a half years, based on the annual performance of each of the acquired plants.

          The initial accounting for the acquisition is incomplete as at the date these financial statements are authorized for issue. The acquisition-date fair value of the consideration transferred, the fair value of the assets acquired and liabilities assumed and the amount of goodwill arising on the acquisition will be disclosed in forthcoming periods.

New revolving credit facility

          On February 27, 2018, Ferroglobe repaid $88,316 thousand of outstanding borrowings under the Amended Revolving Credit Facility and entered into a new revolving facility that provides for borrowings up to an aggregate principal amount of $250,000 thousand (the "New Revolving Credit Facility"). In addition to loans in US dollars, multicurrency borrowings under the New Revolving Credit Facility are available in Euros, Pound Sterling and any other currency approved by the administrative agent and lenders. Subject to certain exceptions, loans under the New Revolving Credit Facility may be borrowed, repaid and reborrowed at any time until the facility's expiration date in February 27, 2021.

          Ferroglobe's obligations under the New Revolving Credit Facility are guaranteed by certain subsidiaries and borrowings are secured by certain assets of Ferroglobe and its subsidiaries.

          In addition to certain affirmative and negative covenants, the New Revolving Credit Facility contains certain maintenance financial covenants, including a maximum net total leverage ratio and a minimum interest coverage ratio.

Dividend

          On May 21, 2018, the Board announced an interim dividend of $0.06 per share. The dividend has a record date of June 8, 2018 and a payment date of June 29, 2018.

PARENT COMPANY BALANCE SHEET

AS OF DECEMBER 31, 2017 AND 2016

	Notes	2017 US$'000	2016 US$'000

ASSETS
Non-current assets
Investment in subsidiaries	3	1,118,945	1,018,461
Trade and other receivables	4	279,058	—

Total non-current assets		1,398,003	1,018,461
Current assets
Trade and other receivables	4	29,425	1,117
Other current assets		469	1,613
Cash and cash equivalents		1,848	19,218

Total current assets		31,742	21,948

Total assets		1,429,745	1,040,409

EQUITY AND LIABILITIES
Equity
Share capital		1,796	1,795
Other reserves		(277,332)	(279,917)
Translation differences		109,630	4,396
Valuation adjustments		(10,596)	—
Retained earnings		1,325,262	1,187,082

Total equity	7	1,148,760	913,356
Net current assets (liabilities)		(70,167)	(105,105)
Total assets less current liabilities		1,327,836	913,356
Non-current liabilities
Debt instruments	8	145,428	—
Other financial liabilities	9	33,648	—

Total non-current liabilities		179,076	—
Current liabilities
Bank borrowings	6	—	19,035
Debt instruments	8	4,687	—
Trade and other payables	5	91,468	105,692
Other current liabilities		5,754	2,326

Total current liabilities		101,909	127,053

Total equity and liabilities		1,429,745	1,040,409

          The Company reported a profit for the financial year ended December 31, 2017 of $138,180 thousand (2016: loss of $25,554 thousand).

          The financial statements of Ferroglobe PLC with registration number 9425113 were approved by the Board and authorized for issue on May 29, 2018.

Signed on behalf of the Board.

Pedro Larrea Paguaga
Director

Notes 1 to 9 are an integral part of these financial statements.

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY FOR 2017 AND 2016

	Equity attributable to equity holders of the Company
	Share capital US$'000	Other reserves US$'000	Translation differences US$'000	Valuation adjustments US$'000	Retained earnings US$'000	Total US$'000

Balance at December 31, 2015	1,288,862	(280,023)	371	—	(19,443)	989,767
Comprehensive income (loss) for 2016	—	—	4,025	—	(25,554)	(21,529)
Capital reduction	(1,287,067)	—	—	—	1,287,067	—
Dividends paid	—	—	—	—	(54,988)	(54,988)
Share-based compensation	—	106	—	—	—	106

Balance at December 31, 2016	1,795	(279,917)	4,396	—	1,187,082	913,356
Comprehensive income (loss) for 2017	—	—	105,234	(10,596)	138,180	232,818
Issue of share capital	1	180	—	—	—	181
Share-based compensation	—	2,405	—	—	—	2,405

Balance at December 31, 2017	1,796	(277,332)	109,630	(10,596)	1,325,262	1,148,760

Notes to the Parent Company Financial Statements

For the year ended December 31, 2017

1. Significant accounting policies

          The separate financial statements of the Company are presented as required by the Companies Act 2006. The Company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (the "FRC"). In the year ended December 31, 2017 the Company has continued to adopt FRS 101 as issued by the FRC. Accordingly, the financial statements have therefore been prepared in accordance with FRS 101 (Financial Reporting Standard 101) Reduced Disclosure Framework as issued by the FRC incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and July 2016.

          As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement and certain related party transactions.

          Where required, equivalent disclosures are given in the consolidated financial statements

          The financial statements have been prepared on the historical cost basis except for the remeasurement of certain financial instruments to fair value. The principal accounting policies adopted are the same as those set out in Notes 3 and 4 to the consolidated financial statements except as noted below.

Investment in subsidiaries and impairment

          Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment. At each balance sheet date, the Company reviews the carrying amount of its investments to determine whether there is any indication that those assets have suffered an impairment loss if any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

          Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

          Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years a reversal of an impairment loss is recognized immediately in profit or loss.

2. Profit (loss) for the year

          As permitted by s408 of the Companies Act 2006 the Company has elected not to present its own profit and loss account or statement of other comprehensive income for the year. The profit (loss) attributable to the Company is disclosed directly beneath the Company's balance sheet.

Notes to the Parent Company Financial Statements (Continued)

For the year ended December 31, 2017

2. Profit (loss) for the year (Continued)

          The auditor's remuneration for audit and other services is disclosed in note 25.7 to the consolidated financial statements.

3. Investment in subsidiaries

	2017 US$'000	2016 US$'000

Opening balance	1,018,461	1,018,461
Translation differences	100,484	—

Closing balance	1,118,945	1,018,461

          The Company's investments at the balance sheet date in the share capital of its subsidiaries include the following:

Company	Country	Ownership	Currency	Purpose

Grupo FerroAtlántica, S.A.U.	Spain	100%	EUR	Electrometallurgy and Energy
Globe Specialty Metals, Inc.	United States of America	100%	USD	Electrometallurgy

          The Directors believe that the carrying value of the investments is supported by their underlying net assets or expected cash generation.

          The following are the principal subsidiaries of the Company:

Name	Country of incorporation	Nature of the business

FerroAtlántica, S.A.U	Spain(1)	Electrometallurgy and Energy
Hidro-Nitro Española, S.A.	Spain(1)	Electrometallurgy and Energy
Grupo FerroAtlántica, S.A.U.	Spain(1)	Electrometallurgy
FerroPem, S.A.S.	France(2)	Electrometallurgy
Silicon Smelters (Pty.), Ltd.	South Africa(3)	Electrometallurgy
Globe Metallurgical, Inc.	United States of America(4)	Electrometallurgy
WVA Manufacturing, LLC	United States of America(5)	Electrometallurgy
Quebec Silicon LP	Canada(6)	Electrometallurgy
Globe Metales, S.A.	Argentina(7)	Electrometallurgy

Registered Offices:

(1)
P° Castellana, N° 259-D Planta 49a, 28046, Madrid, Spain

(2)
517, Av. de la Boisse., Chambery, France

(3)
Beyersnek Road Po Box 657, Polokwane, 0700 ZA, South Africa

(4)
1595 Sparling Road, Waterford OH 45786, United States

(5)
Route 60 East, Alloy WV 25002, United States

(6)
6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada

(7)
Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

Notes to the Parent Company Financial Statements (Continued)

For the year ended December 31, 2017

3. Investment in subsidiaries (Continued)

          The investments in subsidiaries are all stated at cost less provision for impairments.

          Further information about subsidiaries, including disclosures about non-controlling interests, is provided in Note 2 to the consolidated financial statements.

4. Trade and other receivables

	2017			2016

	Non-current US$'000	Current US$'000	Total US$'000	Non-current US$'000	Current US$'000	Total US$'000

Amounts receivable from related parties	279,058	27,923	306,981	—	863	863
VAT recoverable	—	1,502	1,502	—	254	254

Total	279,058	29,425	308,483	—	1,117	1,117

          Current amounts receivable from related parties comprise $27,840 thousand receivable from subsidiaries (2016: $791 thousand) and $83 thousand receivable from entities under common control (2016: $72 thousand).

          Non-current amounts receivable from related parties comprise loans receivable from subsidiaries. The loans bear interest at a rate of 10.375% per annum and mature on March 1, 2022.

5. Trade and other payables

	2017 US$'000	2016 US$'000

Amounts payable to related parties	87,794	101,614
Trade payables	3,674	4,078

Total	91,468	105,692

          Amounts payable to related parties comprise $87,760 thousand payable to subsidiaries (2016: $101,580 thousand) and $34 thousand payable to entities under common control (2016: $23 thousand). Amounts payable to subsidiaries include loans of $49,460 thousand that bear interest at a rate of either EURIBOR or LIBOR plus 2.5% and that are repayable with 90 days' notice (2016: $66,319 thousand)

          The Company will guarantee the debts and liabilities of certain of its UK subsidiaries at the balance sheet date in accordance with section 479C of the Companies Act 2006. The Company has assessed the probability of loss under these guarantees as remote.

6. Bank borrowings

          On December 28, 2016, the Company entered into a financing agreement with Goldman Sachs Lending Partners LLC, with a limit of $20,000 thousand. The amortized cost of this credit facility at December 31, 2016 amounted to $19,035 thousand and bore interest of 4.5% payable

Notes to the Parent Company Financial Statements (Continued)

For the year ended December 31, 2017

6. Bank borrowings (Continued)

upon maturity of the loan. This credit facility matured on February 15, 2017, when it was repaid together with accrued interest.

7. Shareholders' funds

          Other reserves comprise brought forward retained earnings, the share premium account, a share-based compensation reserve, share issuance costs and a non-distributable merger reserve.

          On June 22, 2016, Ferroglobe completed a reduction of its share capital and as such the nominal value of each Ordinary Share was reduced from $7.50 to $0.01, with the amount of the capital reduction of $1,287 thousand being credited to a distributable reserve.

8. Debt instruments

          Debt instruments comprise the following at December 31:

2017 US$'000

Unsecured notes carried at amortised cost
Principal amount	150,000
Unamortised issuance costs	(4,572)
Accrued coupon interest	4,687

Total	150,115

Amount due for settlement within 12 months	4,687
Amount due for settlement after 12 months	145,428

Total	150,115

          On February 15, 2017, Ferroglobe issued $150,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). Issuance costs of $5,193 thousand were incurred. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

          At any time prior to March 1, 2019, the Company may redeem all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the Company may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

          The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Global Exchange Market. The associated indenture of the Notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. At December 31, 2017, Grupo VM owned 55% of the Company's issued and outstanding shares and has pledged them to secure its obligations to

Notes to the Parent Company Financial Statements (Continued)

For the year ended December 31, 2017

8. Debt instruments (Continued)

certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo VM defaults on the underlying loan.

          The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year was $162,000 thousand as at December 31, 2017.

9. Other financial liabilities

          Other financial liabilities comprise a derivative financial liability in respect of the Company's cross currency swap, for further details, refer to Notes 19, 27 and 28 in the consolidated financial statements.

Appendix 1 — Non-IFRS financial metrics

          Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, Working Capital, Free Cash Flow, Net Debt, Net Debt to total assets and Net Debt to Capital are non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Adjusted EBITDA

	2017 US$'000	2016 US$'000

Profit (loss) attributable to the parent	(678)	(338,427)
Loss attributable to non-controlling interest	(5,144)	(20,186)
Income tax (benefit) expense	(14,821)	(46,695)
Net finance expense	61,704	28,715
Financial derivatives loss	6,850	—
Exchange differences	(8,214)	3,513
Depreciation and amortization charges, operating allowances and write-downs	104,529	125,677

EBITDA	144,226	(247,403)
Non-controlling interest settlement	1,751	—
Power credit	(3,696)	—
Long lived asset charge due to reclassification of discontinued operations to continuing operations	2,608	—
Accrual of contingent liabilities	12,444	—
Impairment loss	30,618	267,449
Transaction and due diligence expenses	—	7,979
Business interruption	(1,980)	2,532
Inventory impairment	—	5,410
Executive severance	—	24,430
Revaluation of biological assets	(5,195)	—
Globe purchase price allocation adjustments	—	10,022
Step-up valuation adjustment	3,757	—

Adjusted EBITDA	184,533	70,419

Adjusted Net Profit

	2017 US$'000	2016 US$'000

Profit (loss) attributable to the parent	(678)	(338,427)
Tax rate adjustment	(8,215)	83,004
Non-controlling interest settlement	1,191	—
Power credit	(2,513)	—
Long lived asset charge due to reclassification of discontinued operations to continuing operations	1,773	—
Accrual of contingent liabilities	8,462	—
Impairment loss	20,820	181,865
Transaction and due diligence expenses	—	5,426
Business interruption	(1,346)	1,722
Inventory impairment	—	3,679
Executive severance	—	16,612
Revaluation of biological assets	(3,533)	—
Globe purchase price allocation adjustments	—	6,815
Step-up valuation adjustment	2,555	—

Adjusted Net Profit	18,516	(39,304)

Working Capital

	2017 US$'000	2016 US$'000

Inventories	361,231	316,702
Trade and other receivables	111,463	209,406
Trade and other payables	(192,859)	(157,706)

Working Capital	279,835	368,402

Free Cash Flow

	2017 US$'000	2016 US$'000

Net cash provided by operating activities	150,375	121,169
Payments for property, plant and equipment	(74,616)	(71,119)

Free Cash Flow	75,759	50,050

Net Debt

	2017 US$'000	2016* US$'000

Bank borrowings	1,003	421,291
Debt instruments	350,270	—
Obligations under finance leases	82,633	5,237
Other financial liabilities	137,431	88,059
Cash and cash equivalents	(184,472)	(196,931)

Net Debt	386,865	317,656

*
At December 31, 2016, Net Debt excludes obligations under finance leases of $86,959 thousand and cash and cash equivalents of $51 thousand related to the Spanish energy business as these balances were classified as held for sale as at that date (see Note 29). If these balances had been included, Net Debt at December 31, 2016 would have been $404,615 thousand.

Capital

	2017 US$'000	2016 US$'000

Net Debt	386,865	317,656
Equity	937,758	892,042

Capital	1,324,623	1,209,698